UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JOHN T. CAHILL
EXECUTIVE CHAIRMAN

W. ANTHONY VERNON
DIRECTOR AND CHIEF EXECUTIVE OFFICER

THREE LAKES DRIVE
NORTHFIELD, ILLINOIS 60093

April 5, 2013

Dear Fellow Shareholders:

On October 1, 2012, Kraft Foods Group, Inc. became an independent public company. We are pleased to invite you to our first Annual Meeting of Shareholders on Wednesday, May 22, 2013 at 8:30 a.m. CDT at the Hyatt Regency O'Hare in Rosemont, Illinois.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement. Please register in advance if you would like to attend the Annual Meeting. The Proxy Statement contains advance registration instructions.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by telephone, by Internet or by signing, dating and returning your proxy card by mail. You may also vote in person at the Annual Meeting. Voting instructions are found on page 102 of the Proxy Statement.

On behalf of the Board of Directors and Kraft's management, we extend our appreciation for your support and interest in the new Kraft.

Sincerely,

John T. Cahill   Tony Vernon

KRAFT FOODS GROUP, INC.
Three Lakes Drive
Northfield, Illinois 60093

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE: 8:30 a.m. CDT on Wednesday, May 22, 2013.

PLACE: Hyatt Regency O'Hare
9300 Bryn Mawr Avenue
Rosemont, Illinois 60018

ITEMS OF BUSINESS:

(1) To elect the three directors named in the Proxy Statement to two-year terms expiring in 2015;

(2) To hold an advisory vote to approve executive compensation;

(3) To hold an advisory vote on the frequency of an executive compensation vote;

(4) To approve the material terms for performance-based awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan;

(5) To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 28, 2013;

(6) To vote on a shareholder proposal, if properly presented at the meeting; and

(7) To transact any other business properly presented at the meeting.

WHO MAY VOTE: Shareholders of record at the close of business on March 15, 2013.

DATE OF DISTRIBUTION: We mailed our Notice of Internet Availability of Proxy Materials on or about April 5, 2013, which includes instructions on how to request a paper copy of the proxy materials, including our Proxy Statement, Annual Report on Form 10-K for the year ended December 29, 2012 and the proxy card.



Kim K. W. Rucker
Executive Vice President, Corporate & Legal Affairs,
General Counsel and Corporate Secretary

April 5, 2013

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 22, 2013**

Kraft Foods Group, Inc.'s Proxy Statement and Annual Report on Form 10-K
are available at *http://materials.proxyvote.com/50076Q.*

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary is not a complete description, and you should read the entire Proxy Statement carefully before voting.

ANNUAL MEETING

Time and Date	8:30 a.m. CDT on Wednesday, May 22, 2013
Place	Hyatt Regency O'Hare 9300 Bryn Mawr Avenue Rosemont, Illinois 60018
Record Date	March 15, 2013
Voting	Shareholders on the record date are entitled to one vote per share on each matter to be voted upon at the Annual Meeting.
Admission	You must register in advance in order to attend the Annual Meeting. Please follow the advance registration instructions described in Question 24 on page 104 of this Proxy Statement.

VOTING ITEMS

Item	Board Recommendation	Page Reference
Item 1 – Election of Three Directors	For all nominees	4
Item 2 – Advisory Vote to Approve Executive Compensation	For	86
Item 3 – Advisory Vote on the Frequency of an Executive Compensation Vote	For "1 Year"	87
Item 4 – Approval of the Material Terms for Performance-Based Awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan	For	88
Item 5 – Ratification of the Selection of PricewaterhouseCoopers LLP as Independent Auditors for 2013	For	96
Item 6 – Shareholder Proposal: Label Genetically Engineered Products	Against	97

Transact any other business that properly comes before the meeting.

BOARD OF DIRECTORS

The following table provides summary information about each director nominee and all other current directors as of March 15, 2013.

To facilitate Kraft's smooth transition to an independent public company following our spin-off on October 1, 2012 (the "Spin-Off") from Mondelēz International, Inc. (formerly known as Kraft Foods Inc. and referred to in this Proxy Statement as our "Former Parent"), until our 2015 annual meeting, our Board of Directors (the "Board") will be divided into three classes. Shareholders will elect directors on a staggered basis, such that only approximately one-third of our Board will be up for election in 2013 and 2014. Under our Amended and Restated Articles of Incorporation, from and after the election of directors at the 2015 annual meeting, the Board will no longer be classified, and each director will be elected for a one-year term expiring at the next annual meeting.

At our Annual Meeting, shareholders will be asked to elect the three director nominees in Class I listed in the table below.

Class I - Directors whose terms expire at the 2013 Annual Meeting of Shareholders and who are nominees for terms expiring at the 2015 Annual Meeting

Name	Age	Director Since	Occupation and Experience	Independent	Board Committees[1] Audit	CC	GC
Abelardo E. Bru	64	2012	Former Vice Chairman, PepsiCo, Inc.	Yes	X		
Jeanne P. Jackson	61	2012	President, Direct to Consumer, Nike, Inc.	Yes	X		
E. Follin Smith	53	2012	Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Constellation Energy Group, Inc.	Yes	X		X

Class II - Directors whose terms expire at the 2014 Annual Meeting of Shareholders

Name	Age	Director Since	Occupation and Experience	Independent	Board Committees[1] Audit	CC	GC
L. Kevin Cox	49	2012	Chief Human Resources Officer, American Express Company	Yes		X	X
Myra M. Hart	72	2012	Professor, Harvard Business School (Retired)	Yes		Chair	
Peter B. Henry	43	2012	Dean, Leonard N. Stern School of Business, New York University	Yes	X		X
Terry J. Lundgren	60	2012	Chairman, President and CEO, Macy's, Inc.	Yes		X	X

Class III - Directors whose terms expire at the 2015 Annual Meeting of Shareholders

Name	Age	Director Since	Occupation and Experience	Independent	Board Committees[1] Audit	CC	GC
John T. Cahill	55	2012	Executive Chairman, Kraft Foods Group, Inc.	No			
Mackey J. McDonald[2]	66	2012	Senior Advisor, Crestview Partners	Yes		X	Chair
John C. Pope	63	2012	Chairman, PFI Group, LLC	Yes	Chair		
W. Anthony Vernon	57	2009[3]	Chief Executive Officer, Kraft Foods Group, Inc.	No			

(1) Audit – Audit Committee; CC – Compensation Committee; GC – Governance Committee
(2) Lead Director
(3) Mr. Vernon was appointed as a director while we were a wholly owned subsidiary of our Former Parent.

EXECUTIVE COMPENSATION

Consistent with the provisions of Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act") (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act")) and related U.S. Securities and Exchange Commission ("SEC") rules, our Board is asking that our shareholders vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement. This vote is not intended to address any specific item of our compensation program, but rather addresses our overall approach to the compensation of our Named Executive Officers.

We believe that our executive compensation program is strongly aligned with delivering sustainable top-tier performance and reflects competitive practices for executive compensation. We designed our executive compensation programs to attract, retain and motivate superior executive talent, including our Named Executive Officers, who are critical to our success. Under these programs, we seek to align pay and performance by making a significant portion of our Named Executive Officers' compensation dependent on:

    (1) the achievement of specific annual and long-term strategic and financial goals; and
    (2) the realization of increased shareholder value.

Our "Named Executive Officers" are those individuals who served as our Chief Executive Officer and Chief Financial Officer during 2012, the three other most highly compensated current officers, and an individual who served as an executive officer prior to the Spin-Off. Please read "Compensation Discussion and Analysis" beginning on page 29 and "Executive Compensation Tables" beginning on page 57 for additional details about our executive compensation programs, including information about our Named Executive Officers' 2012 compensation.

FREQUENCY OF VOTES ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and related SEC rules also enable our shareholders to indicate how frequently they want to vote on the compensation of our Named Executive Officers. Our Board is asking that our shareholders cast an advisory (non-binding) vote on how frequently we should have such votes in the future. Our Board recommends that shareholders vote to annually approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers.

APPROVAL OF THE MATERIAL TERMS FOR PERFORMANCE-BASED AWARDS UNDER THE KRAFT FOODS GROUP, INC. 2012 PERFORMANCE INCENTIVE PLAN

We are asking our shareholders to approve the material terms for performance-based awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan (the "2012 Incentive Plan"). We established the 2012 Incentive Plan effective August 1, 2012, upon approval by our Former Parent as our then sole shareholder. We are asking that our shareholders approve the material terms for performance-based awards under the 2012 Incentive Plan to preserve our ability to deduct, for federal income tax purposes, compensation paid pursuant to our executive incentive compensation program.

AUDITORS

As a matter of good governance, we are asking our shareholders to ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending December 28, 2013.

SHAREHOLDER PROPOSAL

In accordance with SEC rules, we include in this Proxy Statement one shareholder proposal (Item 6). The Board recommends a vote AGAINST the proposal for the reasons set forth following the proposal.

FREQUENTLY ASKED QUESTIONS

We provide answers to many frequently asked questions about the Annual Meeting and voting in the Q&A section beginning on page 99 of this Proxy Statement.

ITEM 1. ELECTION OF DIRECTORS

Process for Nominating Directors

The Governance Committee of our Board of Directors, which we also refer to in this "Item 1. Election of Directors" section as the "Committee," is responsible for identifying, evaluating and recommending to the Board nominees for election at the 2013 Annual Meeting of Shareholders (and any adjournments or postponements of the meeting) (the "Annual Meeting"). The Committee relies on nominee suggestions from the directors, shareholders, management and others. From time to time, the Committee may retain executive search and board advisory firms to assist in identifying and evaluating potential nominees.

General Qualifications

The Board believes all directors should possess certain personal characteristics, including integrity, sound business judgment and vision, to serve on our Board. We believe these characteristics are necessary to establish a competent, ethical and well-functioning Board that best represents the interests of our business, shareholders, employees, business partners and consumers. Under our Corporate Governance Guidelines (the "Guidelines"), when evaluating the suitability of individuals for nomination, the Committee takes into account many factors. These include: the individual's general understanding of the varied disciplines relevant to the success of a large, publicly traded company in today's business environment; understanding of Kraft's businesses and markets; professional expertise and educational background; and other factors that promote diversity of views and experience. The Committee also considers an individual's ability to devote sufficient time and effort to fulfill his or her Kraft responsibilities, taking into account the individual's other commitments. In addition, the Board considers whether an individual meets various independence requirements, including whether his or her service on boards and committees of other organizations is consistent with our conflicts of interest policy.

When determining whether to recommend a director for re-election, the Committee also considers the director's attendance at Board and committee meetings and participation in, and contributions to, Board and committee activities. In addition, under the Guidelines, the Committee generally will not recommend, and the Board will not approve, the nomination for re-election of an independent director who has reached the age of 75. However, if the Board determines that the director's nomination for re-election is in our shareholders' best interests, the Committee may recommend, and the Board may approve, the director's nomination for re-election. An employee director must resign from the Board upon ceasing to be a Kraft officer unless the Board agrees that the individual should continue to serve as a director.

Diversity

The Guidelines provide that the Committee will consider factors that promote diversity of views and experience when evaluating the suitability of individuals for nomination. While we have no formal written policy regarding what specific factors would create a diversity of views and experience, the Committee recognizes diversity's significant benefit to the Board and Kraft, as varying viewpoints contribute to a more informed and effective decision-making process. The Committee seeks broad experience in relevant industries, professions and areas of expertise important to our operations, including manufacturing, marketing, finance and accounting, academia, law and government.

As shown below, our current directors, including our three nominees, have varied experiences, backgrounds and personal characteristics, which ensure that the Board will have diverse viewpoints, enabling it to effectively represent our business, shareholders, employees, business partners and consumers:

- 6 directors are current or former presidents or chief executive officers of large, complex enterprises;

- 8 directors currently hold or held key positions at major consumer products or retail companies, including food and beverage companies;

- 6 directors have significant financial and accounting backgrounds;

- 2 directors are current or former professors at leading academic institutions;

- 3 directors are women;

- 1 director is African-American;

- 1 director is Hispanic; and

- the age range for the directors is 43 – 72.

Individual Skills and Experience

When evaluating potential director nominees, the Committee considers each individual's professional expertise and educational background in addition to the general qualifications. The Committee evaluates each individual in the context of the Board as a whole. The Committee works with the Board to determine the appropriate mix of backgrounds and experiences that would establish and maintain a Board that is strong in its collective knowledge, allowing the Board to fulfill its responsibilities, represent our shareholders' interests and best perpetuate our long-term success. To help the Committee determine whether director nominees qualify to serve on our Board and would contribute to the Board's current and future needs, director nominees complete questionnaires regarding their backgrounds, qualifications, skills and potential conflicts of interest. Additionally, the Committee conducts annual evaluations of the Board, the Board's committees and individual directors that assess the experience, skills, qualifications, diversity and contributions of each individual and of the group as a whole.

The Committee regularly communicates with the Board to identify characteristics, professional experience and areas of expertise that will help meet specific Board needs, including:

- *industry knowledge*, which is vital in understanding and reviewing our strategy;

- *significant operating experience* as current or former executives, which gives directors specific insight into, and expertise that fosters active participation in, the development and implementation of our operating plan and business strategy;

- *leadership experience*, as directors who have served in significant leadership positions possess strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

- *accounting and financial expertise*, which enables directors to analyze our financial statements, capital structure and complex financial transactions and oversee our accounting and financial reporting processes;

- *product development and marketing experience* in complementary industries, which contributes to our identification and development of new food and beverage products and implementation of marketing strategies that will improve our performance;

- *public company board and corporate governance experience* at large publicly traded companies, which provides directors with a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board and protection of shareholder interests; and

- *academic and research experience*, which brings to the Board strong critical thinking and verbal communications skills as well as a greater diversity of views and backgrounds.

The following table highlights each director's specific skills, knowledge and experiences. A particular director may possess other skills, knowledge or experience even though they are not indicated below.

	Industry	Leadership	Operating	Accounting and Financial	Product Development and Marketing	Public Company Board/ Corporate Governance	Academic and Research
Director Nominees							
Abelardo E. Bru	√	√	√	√		√	
Jeanne P. Jackson		√	√	√	√	√	
E. Follin Smith		√	√	√		√	
Other Directors							
John T. Cahill	√	√	√	√	√	√	
L. Kevin Cox	√	√	√			√	
Myra M. Hart	√	√	√		√	√	√
Peter B. Henry		√		√			√
Terry J. Lundgren		√	√		√	√	
Mackey J. McDonald	√	√	√			√	
John C. Pope		√	√	√	√	√	
W. Anthony Vernon	√	√	√		√	√	

The Board believes that all of the directors, including the three director nominees, are highly qualified. As the table shows, the directors have significant leadership and professional experience, knowledge and skills that qualify them for service on our Board. As a group they represent diverse views, experiences and backgrounds. All directors, other than Mr. Cahill, our Executive Chairman, and Mr. Vernon, our Chief Executive Officer, satisfy independence requirements and the criteria set forth in our Guidelines. All directors possess the personal characteristics that are essential for the proper and effective functioning of the Board. Each director biography below contains additional information regarding his or her professional experience, qualifications and skills.

Board of Directors

The Board consists of 11 members. To facilitate Kraft's smooth transition to an independent public company following the Spin-Off, until our 2015 annual meeting, the Board will be divided into three classes. Shareholders will elect directors on a staggered basis, such that only approximately one-third of the Board will be up for election in 2013 and 2014. Our Amended and Restated Articles of Incorporation provide that, from and after the election of directors at the 2015 annual meeting, the Board will no longer be classified, and each director will be elected for a one-year term expiring at the next annual meeting. Each of the current directors, other than Mr. Vernon, who was appointed as a director while we were a wholly owned subsidiary of our Former Parent, joined the Board in connection with the Spin-Off and was appointed by our Former Parent based upon its nominating and governance committee's recommendation. In connection with the Spin-Off, our Former Parent's board of directors retained Heidrick & Struggles to assist in the search and recruitment of directors to serve on our Board, leading to the appointments of Messrs. Bru and Cox and Mses. Jackson and Smith to our Board. Our directors, including the nominees, have not been elected by our public shareholders.

In February 2013, the Committee recommended, and the Board nominated, each of the three director nominees listed below for election at the Annual Meeting. The three nominees are standing for election as directors to hold office for two-year terms expiring in 2015 or until his or her successor has been duly elected and qualified. Each nominee has consented to his or her nomination for election to the Board.

The following table presents information regarding each director nominee and the current Class II and Class III Directors as of March 15, 2013, including information about each director's professional experience, educational background and qualifications. The table also includes information about the public company directorships each director currently holds or has held during the past five years. In addition to the public company directorships listed below, the directors also serve on the boards of various charitable, educational and cultural institutions.

The persons named as proxies in the proxy card or electronic voting form will vote the shares represented by the proxy card or electronic voting form FOR or AGAINST the director nominees or ABSTAIN from voting, as instructed in the proxy card or electronic voting form. If a director nominee should become unavailable to serve as a director, an event that we do not anticipate occurring, the persons named as proxies intend to vote the shares for the person whom the Board may designate to replace that nominee. In lieu of naming a substitute, the Board may reduce the number of directors on our Board.

The Board recommends shareholders vote FOR each nominee.

NOMINEES FOR DIRECTOR – CLASS I DIRECTORS – TO BE ELECTED FOR TERMS EXPIRING IN 2015



Abelardo E. Bru

Former Vice Chairman, PepsiCo, Inc.

Director since October 2012

Committees:

- Audit

Age: 64

Professional Experience:
Mr. Bru retired as Vice Chairman of PepsiCo, Inc., a food and beverage company, in 2005. From 1976 to 2005, Mr. Bru served at PepsiCo, Inc. in various leadership capacities, including as Vice Chairman from 2004 to 2005, Chairman and Chief Executive Officer, Frito-Lay North America from 2003 to 2004, President and Chief Executive Officer, Frito-Lay North America from 1999 to 2003 and President and General Manager, Sabritas Mexico from 1992 to 1999.

Education:
Mr. Bru received a Bachelor's Degree in Mechanical Engineering from The City College of New York.

Public Company Boards:
Mr. Bru is a director of Kimberly-Clark Corporation and was formerly a director of Office Depot, Inc.

Director Qualifications:
- Industry Knowledge and Leadership and Operating experience – 29 years of experience in various leadership positions, including Vice Chairman (and Chairman and Chief Executive Officer of a division), at a global food and beverage company.
- Accounting and Financial expertise – former Chairman and Chief Executive Officer of a division of a global company with experience supervising principal financial officers.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.



Jeanne P. Jackson

President, Direct to Consumer, Nike, Inc.

Director since October 2012

Committees:

- Audit

Age: 61

Professional Experience:
Ms. Jackson has served as President, Direct to Consumer at Nike, Inc., a designer, marketer and distributor of athletic footwear, equipment and accessories, since 2009. Prior to that, she founded and served as the Chief Executive Officer of MSP Capital, a private investment company, from 2002 to 2009 and as Chief Executive Officer of Walmart.com, a private eCommerce enterprise, from 2000 to 2002. Ms. Jackson previously served in various leadership positions at Gap Inc., Victoria's Secret, Saks Fifth Avenue and Federated Department Stores, Inc., all clothing retailers, and Walt Disney Attractions, Inc., the theme parks and vacation resorts division of The Walt Disney Company, a mass media company.

Education:
Ms. Jackson received a Bachelor's Degree from the University of Colorado and a Master of Business Administration from Harvard Graduate School of Business Administration.

Public Company Boards:
Ms. Jackson currently serves as a director of McDonald's Corporation and was formerly a director of Harrah's Entertainment Inc., Motorola Mobility Holdings, Inc., Nike, Inc. and Nordstrom, Inc.

Director Qualifications:
- Leadership, Operating and Marketing experience – current senior executive for a leading consumer retailer and former senior executive in global brand management with several other major consumer retailers.
- Accounting and Financial expertise – current and former executive with experience supervising principal financial officers and has served on audit committees of several public companies.
- Public Company Board and Corporate Governance experience –current and former director of several public companies.



E. Follin Smith

Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Constellation Energy Group, Inc.

Director since October 2012

Committees:

- Audit
- Governance

Age: 53

Professional Experience:
Ms. Smith retired from Constellation Energy Group, Inc., a commercial and industrial electricity supplier, where she served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer from 2003 to 2007 and as Executive Vice President and Chief Financial Officer from 2001 to 2003. Prior to that, Ms. Smith served at Armstrong World Industries Inc., a manufacturer of hard-surface flooring and ceilings, as Senior Vice President and Chief Financial Officer from 2000 to 2001 and as Vice President and Treasurer from 1998 to 2000. Prior to joining Armstrong World Industries Inc., Ms. Smith spent thirteen years with General Motors Corporation, an automotive company, in various financial and leadership positions, most recently as Chief Financial Officer, Delphi Chassis Systems from 1997 to 1998.

Education:
Ms. Smith received a Bachelor's Degree from Davidson College and a Master of Business Administration from the Darden School of Business, University of Virginia.

Public Company Boards:
Ms. Smith is currently a director of Discover Financial Services and Ryder System, Inc.

Director Qualifications:
- Leadership and Operating experience – held key leadership roles at a public company, including Executive Vice President, Chief Financial Officer and Chief Administrative Officer, and has senior management experience, including oversight of finance, human resources, risk management, legal and information technology functions.
- Accounting and Financial expertise – formerly served as Chief Financial Officer for public companies.
- Public Company Board and Corporate Governance experience – current director of several public companies.

CLASS II DIRECTORS – TERMS EXPIRING IN 2014



L. Kevin Cox

Chief Human Resources Officer, American Express Company

Director since October 2012

Committees:

- Compensation
- Governance

Age: 49

Professional Experience:
Mr. Cox has served as Chief Human Resources Officer of American Express Company, a global provider of payment solutions and travel-related services for consumers and businesses, since April 2005. Prior to that, he spent 16 years at PepsiCo, Inc., a food and beverage company, and The Pepsi Bottling Group, Inc., a beverage manufacturing company, where he served in a variety of leadership positions in strategy, business development, technology and human resources.

Education:
Mr. Cox received a Bachelor's Degree from Marshall University and a Master of Labor and Industrial Relations from Michigan State University.

Public Company Boards:
Mr. Cox currently serves as a director of The Corporate Executive Board Company, and he was formerly a director of The Chefs' Warehouse, Inc. and Virgin Mobile USA, Inc.

Director Qualifications:
- Leadership and Operating experience – current senior executive for a large public company and formerly held leadership positions in strategy, business development, technology and human resources at global food and beverage companies.
- Industry Knowledge – 16 years of experience in various leadership positions at global food and beverage companies.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.



Myra M. Hart

Professor, Harvard Business School (Retired)

Director since October 2012

Committees:

- Chair, Compensation

Age: 72

Professional Experience:
Dr. Hart joined the faculty of the Harvard Business School in 1995 as a professor of management practice and retired to its senior faculty in 2008. From 1985 until 1990, Dr. Hart was a member of the team that founded Staples, Inc., an office products retailer, leading operations, strategic planning and growth implementation in new and existing markets. Prior to that, she was Director of Marketing for Star Market, a division of SuperValu Inc., a U.S. grocery retailer, from 1983 to 1985.

Education:
Dr. Hart received a Bachelor's Degree from Cornell University and a Master of Business Administration and a Doctor of Business Administration from Harvard University.

Public Company Boards:
Dr. Hart served as a director of our Former Parent from December 2007 until October 2012. She was also formerly a director of Office Depot Inc., Royal Ahold N.V. and Summer Infant, Inc.

Director Qualifications:
- Leadership and Operating experience – founding officer of a global office products company.
- Industry Knowledge and Marketing experience – former Director of Marketing of a division of a large U.S. grocery company and former director of a global supermarket company.
- Public Company Board and Corporate Governance experience – service as a director of several public companies.
- Academic experience – retired professor of management practice at a leading business school.



Peter B. Henry

Dean, Leonard N. Stern
School of Business,
New York University

Director since October
2012

Committees:

- Audit
- Governance

Age: 43

Professional Experience:
Dr. Henry has served as Dean of the Leonard N. Stern School of Business at New York University since January 2010. Prior to that, Dr. Henry had served on the faculty at Stanford University since 1997, where he served as the Konosuke Matsushita Professor of International Economics, the John and Cynthia Fry Gunn Faculty Scholar, the Associate Director of the Stanford Center for Global Business and the Economy from 2008 to 2009, a Professor of Economics from 2007 to 2008 and a Tenured Associate Professor of Economics from 2005 to 2007.

Education:
Dr. Henry received a Bachelor's Degree in Economics from the University of North Carolina at Chapel Hill; a Bachelor's Degree in Mathematics from Oxford University; and a Doctor of Philosophy in Economics from Massachusetts Institute of Technology.

Public Company Boards:
Dr. Henry served as a director of our Former Parent from May 2011 until October 2012.

Director Qualifications:
- Leadership experience and Financial expertise – Dean of a leading business school and associate director of a global business center; served in governmental advisory roles, including leadership of President Obama's Transition Team's review of international lending agencies and an economic advisor to governments in developing markets.
- Academic and Research experience – Dean and professor of economics at leading business schools and member of economic research and foreign relations organizations.



Terry J. Lundgren

Chairman, President and
Chief Executive Officer,
Macy's, Inc.

Director since October
2012

Committees:

- Compensation
- Governance

Age: 60

Professional Experience:
Mr. Lundgren has served as President and Chief Executive Officer of Macy's, Inc., a national retailer, since 2003 and as a director since 1997, becoming Chairman of the Board in 2004. Mr. Lundgren previously served as Macy's, Inc.'s President and Chief Operating Officer from 2002 to 2003, President and Chief Merchandising Officer from 1997 until 2002 and Chairman and Chief Executive Officer, Federated Merchandising Group, Macy's, Inc.'s predecessor, from 1994 until 1997. Prior to joining Federated Department Stores, Inc., Mr. Lundgren was affiliated with The Neiman Marcus Group, a national retailer, from 1988 to 1994, serving as Chairman and Chief Executive Officer, Neiman Marcus Stores from 1990 to 1994.

Education:
Mr. Lundgren received a Bachelor's Degree from the University of Arizona.

Public Company Boards:
Mr. Lundgren is a director of Macy's, Inc. and The Procter & Gamble Company. He served as a director of our Former Parent from May 2012 until October 2012.

Director Qualifications:
- Leadership, Operating and Marketing experience – current President and Chief Executive Officer, and former Chief Operating Officer and Chief Merchandising Officer, of a leading national retailer.
- Public Company Board and Corporate Governance experience – many years' experience as a director and Chairman of the Board of another public company.

CLASS III DIRECTORS – TERMS EXPIRING IN 2015



John T. Cahill

Executive Chairman,
Kraft Foods Group, Inc.
since October 2012

Age: 55

Professional Experience:
Mr. Cahill has served as our Executive Chairman since October 1, 2012. He joined our Former Parent on January 2, 2012 as the Executive Chairman, North American Grocery, and served in that capacity until October 2012. Prior to that, he served as an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 to 2011. Mr. Cahill spent nine years with The Pepsi Bottling Group, Inc., a beverage manufacturing company, most recently as Chairman and Chief Executive Officer from 2003 to 2006 and Executive Chairman until 2007. Mr. Cahill previously spent nine years with PepsiCo, Inc., a food and beverage company, in a variety of leadership positions. Mr. Cahill also currently serves as Lead Director of the Board of Colgate-Palmolive Company, a global consumer products company.

Education:
Mr. Cahill received a Bachelor's Degree and a Master of Business Administration from Harvard University.

Public Company Boards:
Mr. Cahill is a director of Colgate-Palmolive Company and Legg Mason, Inc.

Director Qualifications:
- Leadership and Operating experience – Executive Chairman of Kraft Foods Group, Inc. and former Chairman and Chief Executive Officer of a beverage manufacturing company.
- Industry Knowledge and Product Development and Marketing experience – service in various positions, including key roles, at Kraft and another global food and beverage company.
- Accounting and Financial expertise – former service in senior financial positions at public companies, including service as Chief Financial Officer of The Pepsi Bottling Group, Inc.
- Public Company Board and Corporate Governance experience – current director of several public companies, including experience as a lead independent director.



Mackey J. McDonald

Senior Advisor, Crestview
Partners

Lead Director since
October 2012

Committees:
- Compensation
- Chair, Governance

Age: 66

Professional Experience:
Mr. McDonald has served as a Senior Advisor to Crestview Partners, a private equity firm, since 2008. Prior to that, he served at VF Corporation, an apparel manufacturer, as Chief Executive Officer from 1996 to 2008 and as President from 1993 to 1996. Mr. McDonald also served at VF Corporation as a director from 1993 to 1998 and as Chairman of the Board from 1998 to 2008.

Education:
Mr. McDonald received a Bachelor's Degree in English from Davidson College and a Master of Business Administration from Georgia State University.

Public Company Boards:
Mr. McDonald currently serves as a director of Hyatt Hotels Corporation and was formerly a director of VF Corporation, Wells Fargo & Company and Wachovia Corporation. Mr. McDonald served as a director of our Former Parent from January 2010 until October 2012.

Director Qualifications:
- Industry Knowledge and Leadership and Operating experience – former President and Chief Executive Officer of a global consumer products company.
- Public Company Board and Corporate Governance experience – current and former director of several global public companies.



John C. Pope

Chairman, PFI Group, LLC

Director since August 2012

Committees:

- Chair, Audit

Age: 63

Professional Experience:
Mr. Pope has served as Chairman of PFI Group, LLC, a financial management firm, since 1994. From November 2004 to December 2011, he served as Chairman of the Board of Waste Management, Inc., a provider of comprehensive waste management services. Mr. Pope also served as Chairman of the Board of MotivePower Industries, Inc., a manufacturer and remanufacturer of locomotives and locomotive components, from December 1995 to November 1999. Prior to joining MotivePower Industries, Inc., Mr. Pope served in various capacities at United Airlines, a U.S.-based airline, and its parent, UAL Corporation, including as Director, Vice Chairman, President, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Marketing and Finance.

Education:
Mr. Pope received a Bachelor's Degree in Engineering and Applied Science from Yale University and a Master of Business Administration from Harvard University.

Public Company Boards:
Mr. Pope is currently a director of Con-way, Inc., Navistar International Corporation, R.R. Donnelley and Sons Co. and Waste Management, Inc. Mr. Pope was formerly a director of Dollar Thrifty Automotive Group, Inc., Federal-Mogul Corporation and MotivePower Industries, Inc. Mr. Pope served as a director of our Former Parent from July 2001 until October 2012.

Director Qualifications:
- Leadership, Operating and Marketing experience – held key leadership roles, including President, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Marketing and Finance of a global company.
- Accounting and Financial expertise – Chairman of a financial management firm and former Chief Financial Officer and Executive Vice President, Marketing and Finance of a global company.
- Public Company Board and Corporate Governance experience – current and former director and audit committee member of several public companies.



W. Anthony Vernon

Chief Executive Officer, Kraft Foods Group, Inc.

Director since September 2009

Age: 57

Professional Experience:
Mr. Vernon has served as our Chief Executive Officer since October 2012 and has been a member of our Board since September 2009 when he was appointed as a director while we were a wholly owned subsidiary of our Former Parent. Prior to October 2012, he served as our Former Parent's Executive Vice President and President, Kraft Foods North America. Prior to joining our Former Parent in August 2009, he was the Healthcare Industry Partner of Ripplewood Holdings LLC, a private equity firm, since 2006. Mr. Vernon spent 23 years with Johnson & Johnson, a pharmaceutical company, in a variety of leadership positions, most recently serving as Company Group Chairman of DePuy Inc., an orthopedics company and subsidiary of Johnson & Johnson, from 2004 to 2005.

Education:
Mr. Vernon received a Bachelor's Degree from Lawrence University and a Master of Business Administration from the Northwestern University Kellogg Graduate School of Management.

Public Company Boards:
Mr. Vernon is a director of Medivation, Inc. and was formerly a director of Uluru Inc.

Director Qualifications:
- Leadership and Operating experience – current Chief Executive Officer of Kraft, former executive officer of our Former Parent and held various leadership positions at a major pharmaceutical company.
- Industry Knowledge and Product Development and Marketing experience – service in various positions, including key roles, at Kraft, our Former Parent and a major pharmaceutical company.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.

CORPORATE GOVERNANCE

We believe that strong corporate governance is essential to the long-term success of our company. This section describes Kraft's corporate governance framework, including our governance policies, key governance practices, Board leadership structure and oversight functions.

Governance Guidelines and Codes of Conduct

Corporate Governance Guidelines

The Board has adopted the Guidelines, which articulate our governance philosophy, practices and policies in a range of areas, including: the Board's role and responsibilities; composition and structure of the Board; establishment and responsibilities of the committees of the Board; executive and director performance evaluations; and succession planning.

Annually, the Governance Committee reviews the Guidelines and recommends any changes to the Board. Shareholders and others can access the Guidelines on our website as described below.

Code of Business Conduct and Ethics for Non-Employee Directors and Code of Conduct for Employees

We have a written Code of Business Conduct and Ethics for Non-Employee Directors (the "Directors Ethics Code") that is designed to deter wrongdoing and to promote:

- honest and ethical conduct;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;
- compliance with applicable laws, rules and regulations, including insider trading compliance; and
- accountability for adherence to the Directors Ethics Code and prompt internal reporting of violations of the Directors Ethics Code, including illegal or unethical behavior regarding accounting or auditing practices.

Annually, each non-employee director must acknowledge in writing that he or she has received, reviewed and understands the Directors Ethics Code. A copy of the Directors Ethics Code is posted on our website at *www.kraftfoodsgroup.com/SiteCollectionDocuments/pdf/KFG-BoardCodeofConduct.pdf*.

We also have a written Code of Conduct for employees. It includes a set of employee policies that cover ethical and legal practices for nearly every aspect of our business. The Code of Conduct reflects our values, the foremost being *trust*, and contains important rules our employees must follow when conducting business to promote compliance and integrity. The Code of Conduct is part of our global compliance and integrity program that provides support and training throughout our company and encourages reporting of wrongdoing by offering anonymous reporting options and a non-retaliation policy. Shareholders and others can access our Code of Conduct on our website at *www.kraftfoodsgroup.com/SiteCollectionDocuments/pdf/investor/KraftCodeofConduct.pdf*.

We will disclose in the Corporate Governance section of our website (described below) any amendments to our Directors Ethics Code or Code of Conduct and any waiver granted to an executive officer or director under these codes.

Corporate Governance Materials Available on Our Website

We include the following documents in the Corporate Governance section of our website at *www.kraftfoodsgroup.com/Investor/corporate-governance/index.aspx*:

- our Articles of Incorporation;

- our By-Laws;
- the Guidelines;
- our Board committee charters; and
- the Directors Ethics Code.

The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings with the SEC.

Key Corporate Governance Practices

We have several corporate governance practices that enhance the Board's independent leadership, accountability and oversight:

- *Leadership Structure.* Our Guidelines provide that the Board will appoint a Chairman. As described below under "Board Leadership Structure," the Chairman position is currently an Executive Chairman position, separate from the Chief Executive Officer position. Our Guidelines provide that because the Executive Chairman is not an independent director, the independent directors annually will choose an independent director to serve as the Lead Director.

- *Limitation on Management Directors*. Our Guidelines provide that the Chairman (if an Executive Chairman separate from the Chief Executive Officer) and Chief Executive Officer should be the only members of management to serve as directors.

- *Independent Committees*. The Board determined that all Board committees should consist entirely of independent directors.

- *Executive Sessions*. At in-person Board meetings, our independent directors meet without the Chief Executive Officer, the Executive Chairman or any other members of management present to discuss issues important to Kraft, including matters concerning management.

- *Special Meetings of the Board*. Our By-Laws allow the Lead Director, in addition to the Chairman, to call special meetings of the Board.

- *Annual Performance Evaluation*. The Compensation Committee annually evaluates the Chief Executive Officer's and Executive Chairman's performance. Additionally, the Governance Committee develops, recommends to the Board and oversees an annual evaluation process for the Board and the Board's committees.

- *Special Meetings of Shareholders*. Our By-Laws allow shareholders of record of at least 20% of the voting power of our outstanding stock to call a special meeting of shareholders.

- *Majority Voting in Director Elections*. Our By-Laws provide that in uncontested elections, director nominees must be elected by a majority of the votes cast.

- *Election of Directors*. Until our annual meeting in 2015, our Board will be divided into three classes. Shareholders will elect directors on a staggered basis, such that only approximately one-third of our Board will be up for election in 2013 and 2014. Beginning with our annual meeting in 2015, our shareholders will elect all directors annually.

- *Stock Holding Requirements*. The Guidelines provide that directors are expected to hold Kraft common stock in an amount equal to five times the annual Board retainer within five years of joining the Board. Equity grants awarded to directors must be held until six months after the director concludes service on the Board.

Board Leadership Structure

Our current Board leadership structure consists of:

- separate Executive Chairman and Chief Executive Officer roles;

- an independent Lead Director;

- all independent directors except the Executive Chairman and Chief Executive Officer;

- independent Board committees; and

- governance practices that promote independent leadership and oversight.

Separate Chairman and CEO

Our By-Laws provide the Board flexibility in determining its leadership structure. Currently, W. Anthony Vernon serves as our Chief Executive Officer and John T. Cahill serves as Executive Chairman of our Board. The Board believes that this leadership structure, which separates the Chairman and Chief Executive Officer roles, is optimal at this time because it allows Mr. Vernon to focus on operating and managing our company following our transition to a public company, while Mr. Cahill can focus on the leadership of the Board and certain business development activities. In addition, an independent director serves as Lead Director. As described below, we believe that our governance practices ensure that skilled and experienced independent directors provide independent leadership.

The Board will periodically evaluate our leadership structure and determine whether continuing the separate roles of Chief Executive Officer and Chairman is in our best interests based on circumstances existing at the time. When determining the leadership structure that will allow the Board to effectively carry out its responsibilities and best represent our shareholders' interests, the Board will consider various factors, including our specific business needs, our operating and financial performance, industry conditions, the economic and regulatory environment, Board and committee annual self-evaluations, advantages and disadvantages of alternative leadership structures and our corporate governance practices.

Independent Director Leadership and Oversight

The Board believes that independent Board leadership is important and has established the role of Lead Director for times when the Chairman of the Board is not an independent director. Accordingly, because the Chairman is currently an Executive Chairman position held by a non-independent director, the independent directors on our Board will annually choose a Lead Director. The Lead Director is an independent director who serves as the principal liaison between the Executive Chairman and the independent directors and has similar responsibilities to those of the Executive Chairman. The Board created the Lead Director position to increase the Board's effectiveness and promote open communication among independent directors. The Lead Director works with the Executive Chairman and other members of the Board to provide independent leadership of the Board's affairs on behalf of our shareholders.

Under the Guidelines, the Lead Director, in consultation with the other independent directors, is responsible for:

- advising the Executive Chairman as to an appropriate schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;

- reviewing and providing the Executive Chairman with input regarding the agendas and materials for the Board meetings;

- presiding at all Board meetings at which the Executive Chairman is not present, including executive sessions of the independent directors at regularly scheduled Board meetings, and, as appropriate, apprising the Executive Chairman of the topics considered;

- being available for consultation and direct communication with our shareholders;

- approving information sent to the Board;

- serving as a liaison between the Executive Chairman and the independent directors;

- calling meetings of the independent directors when necessary and appropriate;

- serving as an unofficial member of all Board committees of which he or she is not a member; and

- performing such other duties as the Board may from time-to-time delegate.

Our current Lead Director is Mackey J. McDonald, whom the Board appointed to that position in 2012. The Board believes that Mr. McDonald is an effective Lead Director due to his independence, leadership and operating experience as the former chief executive officer of a global consumer products company and his corporate governance experience acquired while serving on public company boards.

Director Independence

The Guidelines require that at least 75% of the directors on our Board meet the NASDAQ Stock Market ("NASDAQ") listing standards' "independence" requirements. For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft. To assist in this determination, the Board adopted categorical standards of director independence, including whether a director or a member of the director's immediate family has any current or past employment or affiliation with Kraft or our independent registered public accountants. These categorical standards are listed as Annex A to the Guidelines, which are available on our website at *www.kraftfoodsgroup.com/ SiteCollectionDocuments/pdf/CorporateGovernanceGuidelines.pdf*.

The Board determined that, under our categorical standards and the NASDAQ listing standards, the following directors, including the director nominees, are independent: Abelardo E. Bru, L. Kevin Cox, Myra M. Hart, Peter B. Henry, Jeanne P. Jackson, Terry J. Lundgren, Mackey J. McDonald, John C. Pope and E. Follin Smith. John T. Cahill and W. Anthony Vernon are not independent since they are Kraft employees.

Oversight of Risk Management

Our business faces various risks, including strategic, financial, legal, regulatory, operational, accounting and reputational risks. Management is responsible for the day-to-day management and mitigation of risk. Identifying, managing and mitigating our exposure to these risks and effectively overseeing this process are critical to our operational decision-making and annual planning processes. The Board has ultimate responsibility for risk oversight, but it has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee. The Audit Committee discusses guidelines and policies to govern the process by which management assesses and manages risk. In addition, pursuant to its charter, the Audit Committee reviews and discusses risk assessment and risk management guidelines, policies and processes utilized in our Enterprise Risk Management ("ERM") approach. Our ERM approach is an ongoing process effected at all levels of our operations and across business units to identify, assess, monitor, manage and mitigate risk. The ERM approach facilitates open communication between management and the Board to advance the Board's and committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance and the information gathered through the approach. The Audit Committee annually reviews the ERM approach, as well as the results of the annual ERM assessment, to assure the process continues to function effectively.

Annually, the Audit Committee allocates responsibility for overseeing the review and assessment of key risk exposures and management's response to those exposures to the full Board or it retains those responsibilities, as appropriate. Management provides reports to the Board and Audit

Committee, in advance of meetings, regarding these key risks and the actions management has taken to monitor, control and mitigate these risks. Management also attends Board and Audit Committee meetings to discuss these reports and provide any updates. The Audit Committee reports key risk discussions to the Board following its meetings. Board members may also further discuss the risk management process directly with members of management.

In addition to the ERM approach, the Board and each committee review and assess risks related to our business and operations throughout the year. The Board frequently discusses our strategic plans, issues and opportunities in light of circumstances in the food and beverage industry and the global economic environment.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to report to the SEC their ownership of our common stock and changes in that ownership. As a practical matter, our Office of the Corporate Secretary assists our directors and executive officers by monitoring their transactions and completing and filing Section 16(a) reports on their behalf.

We reviewed copies of reports filed pursuant to Section 16(a) of the Exchange Act and written representations from reporting persons that all reportable transactions were reported. Based solely on that review, we believe that during the fiscal year ended December 29, 2012, all required filings were timely made in accordance with Exchange Act requirements, except one. In February 2013, we filed a Form 4 on Mr. McDonald's behalf reporting a December 2012 sale of 426 shares of common stock held in a managed account. Due to an inadvertent error in connection with the Spin-Off, the shares were sold without Mr. McDonald's direction or knowledge, and the change in his ownership of common stock was not timely reported. Upon discovering the error, we filed a Form 4 on Mr. McDonald's behalf to report the transaction.

Communications with the Board

Information for shareholders and other parties interested in communicating with the Lead Director, the Board or our independent directors, individually or as a group, is available on our website at *www.kraftfoodsgroup.com/Investor/corporate-governance/board-of-directors/index.aspx*. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee; and communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, to the appropriate Kraft executive or employee. Our Corporate Secretary does not forward solicitations, junk mail and obviously frivolous or inappropriate communications.

BOARD COMMITTEES AND MEMBERSHIP

Our Board designates the committee members and chairs based on the Governance Committee's recommendations. In 2012, the Board had three standing committees: Audit, Compensation and Governance, each with a written charter. The charters define each committee's roles and responsibilities. All committee charters are available on our website at *www.kraftfoodsgroup.com/Investor/corporate-governance/index.aspx.* Our current committee membership is listed in the table below.

Current Committee Membership[1]

Name	Audit	Compensation	Governance
Abelardo E. Bru	X	—	—
L. Kevin Cox	—	X	X
Myra M. Hart	—	Chair	—
Peter B. Henry	X	—	X
Jeanne P. Jackson	X	—	—
Terry J. Lundgren	—	X	X
Mackey J. McDonald	—	X	Chair
John C. Pope	Chair	—	—
E. Follin Smith	X	—	X
Number of Total Meetings in 2012	3	3	2

(1) The Board periodically reviews committee membership and may rotate membership during the year. Accordingly, the membership described in the table may change during 2013.

Meeting Attendance

Our directors are expected to attend all Board meetings, the Annual Meeting and all meetings of the committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting. The Board held two meetings in 2012. In 2012, each of our director nominees and other current directors, except for Mr. Lundgren, attended all meetings of the Board and all committees on which they served. Due to a conflict, Mr. Lundgren attended less than 75% of the aggregate number of meetings of the Board and committees on which he serves. As we recently became a public company on October 1, 2012, we held very few Board and committee meetings during 2012, and did not hold an annual meeting.

Audit Committee

The Board established the Audit Committee in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee are more fully described in our Audit Committee charter. Under its charter, the Audit Committee is responsible for overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee is directly responsible for the appointment and oversight of our independent auditors, including review of their qualifications, independence and performance. Our Audit Committee, among other duties, oversees:

- the integrity of our financial statements, our accounting and financial reporting processes and our systems of internal control over financial reporting and safeguarding of our assets;
- our compliance with legal and regulatory requirements;
- our independent auditors' qualifications, independence and performance;
- the performance of our internal auditors and internal audit function;
- our financial matters and strategy; and
- our guidelines and policies with respect to risk assessment and risk management.

The Audit Committee consists entirely of independent directors, and each meets the independence requirements set forth in the listing standards of NASDAQ, Rule 10A-3 under the Exchange Act and the Audit Committee charter. The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements. In addition, the Board has determined that Abelardo E. Bru, Jeanne P. Jackson, John C. Pope and E. Follin Smith are "audit committee financial experts" within the meaning of SEC regulations. Since Mr. Pope serves on the audit committees of more than three public companies, the Board reviewed his meeting attendance and other relevant information and determined that Mr. Pope's simultaneous service on these audit committees does not impair his ability to serve effectively on our Audit Committee. No Audit Committee member received any payments in 2012 from us other than compensation for service as a director.

The Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing matters or anything else that appears to involve financial or other wrongdoing. To report such matters, please e-mail us at *KRFT-FinancialIntegrity@kraftfoods.com*.

Audit Committee Report for the Year Ended December 29, 2012

To our Shareholders:

Management has primary responsibility for Kraft's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Board of Directors is to oversee Kraft's accounting and financial reporting processes, and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft's financial statements and Kraft's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the company's assets;
- Kraft's compliance with legal and regulatory requirements;
- Kraft's independent auditors' qualifications, independence and performance;
- The performance of Kraft's internal auditor and the internal audit function;
- Kraft's financial matters and strategy; and
- Kraft's guidelines and policies with respect to risk assessment and risk management.

Our duties include overseeing Kraft's management, the internal audit department and the independent auditors in their performance of the following functions, for which they are responsible:

Management
- Preparing Kraft's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP);
- Assessing and establishing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Kraft's internal control over financial reporting.

Internal Audit Department
- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors
- Auditing Kraft's financial statements;
- Issuing an opinion about whether the financial statements conform with U.S. GAAP; and
- Annually auditing the effectiveness of Kraft's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditor and the independent auditors, among other things, to:

- Discuss the quality of Kraft's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;

- Review significant audit findings prepared by each of the independent auditors and internal auditor department, together with management's responses; and

- Review the overall scope and plans for the current audits by the internal auditor department and the independent auditors.

Prior to Kraft's filing of its Annual Report on Form 10-K for the year ended December 29, 2012, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent auditors;

- Discussed with the independent auditors their evaluation of the accounting principles, practices and judgments applied by management;

- Discussed any other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence;

- Received from the independent auditors the written disclosures and the letter describing any relationships with Kraft that may bear on the auditors' independence; and

- Discussed with the independent auditors their independence from Kraft, including reviewing non-audit services and fees to assure compliance with (1) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (2) Kraft's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft's Annual Report on Form 10-K for the year ended December 29, 2012, which was filed with the SEC on March 21, 2013.

Audit Committee:
John C. Pope, Chair
Abelardo E. Bru
Peter B. Henry
Jeanne P. Jackson
E. Follin Smith

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that Kraft specifically incorporates it by reference in such filing.

<u>Pre-Approval Policy</u>

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform and is subject to a specific engagement authorization by management within the pre-approved category spending limits. The Committee's policy also requires management to report at Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Committee approves the services before we engage the independent auditors.

During 2012, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

<u>Independent Auditors' Fees</u>

Aggregate fees for professional services rendered by our independent auditors, PricewaterhouseCoopers LLP, for 2012 are set forth in the table below. No independent auditors provided any services directly to Kraft during the fiscal year ended December 31, 2011, as we were part of our Former Parent's consolidated group.

	2012[1]	2011
Audit Fees[2]	$ 2,170,000	$ N/A
Audit-Related Fees	—	N/A
Tax Fees[3]	45,000	N/A
All Other Fees	—	N/A
Total	$ 2,215,000	$ N/A

(1) All fees include out-of-pocket expenses.

(2) "Audit Fees" include (a) the integrated audit of our consolidated financial statements, including statutory audits of the financial statements of our affiliates, and our internal control over financial reporting and (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements). In 2012, audit fees include work related to the Spin-Off.

(3) "Tax Fees" include professional services in connection with tax compliance and advice.

Governance Committee

The Board determined that all of the Governance Committee members are independent within the meaning of the NASDAQ listing standards. The Committee's responsibilities include, among others:

- identifying qualified individuals for Board membership consistent with Board approved criteria;

- considering incumbent directors' performance and suitability in determining whether to recommend that our Board nominate them for re-election;

- making recommendations to the Board as to directors' independence and related person transactions;

- recommending to our Board the appropriate size, function, needs, structure and composition of the Board and its committees;

- recommending to our Board directors to serve as members of each committee and candidates to fill committee vacancies;

- developing, recommending and overseeing an annual self-evaluation process for the Board and committees;

- administering and reviewing the Directors Ethics Code;

- monitoring director compliance with our stock ownership guidelines; and

- advising our Board on corporate governance matters, including developing and recommending corporate governance guidelines.

The Committee will consider any candidate a shareholder properly presents for election to the Board in accordance with the procedures set forth in the By-Laws. The Committee uses the same criteria set forth in the Guidelines to evaluate a candidate suggested by a shareholder as the Committee uses to evaluate a candidate it identifies, as described above under "Item 1. Election of Directors – Process for Nominating Directors," and makes a recommendation to the Board regarding the candidate's appointment or nomination for election to the Board. After the Board's consideration of the candidate suggested by a shareholder, our Corporate Secretary will notify that shareholder whether the Board decided to appoint or nominate the candidate.

For a description of how shareholders may nominate a candidate for election to the Board at an annual meeting and have that nomination included in the proxy statement for that meeting, see "2014 Annual Meeting of Shareholders" in this Proxy Statement.

Compensation Committee

Compensation Committee Interlocks and Insider Participation

The Board has determined that all of the directors who served on the Compensation Committee during 2012 are independent within the meaning of the NASDAQ listing standards. None of the Committee's members:

- is or was an officer or employee of Kraft;

- is or was a participant in a "related person" transaction since the beginning of 2012 (for a description of our policy on related person transactions, see "Certain Relationships and Transactions with Related Persons" in this Proxy Statement); or

- is an executive officer of another entity at which one of our executive officers serves on the board of directors.

Responsibilities

The Compensation Committee's responsibilities are more fully described in our Compensation Committee charter, and include, among other duties:

- assessing the appropriateness and competitiveness of our executive compensation programs, including our severance programs and executive retirement income design;

- reviewing and approving our Chief Executive Officer's goals and objectives, evaluating his performance against those goals and objectives and, based upon this evaluation, determining both the elements and amounts of his compensation;

- reviewing management's recommendations for, and approving the compensation of, our executive officers and other officers subject to Section 16(a) of the Exchange Act;

- determining annual incentive compensation, equity awards and other long-term incentive awards granted under our equity and long-term incentive plans to eligible participants;

- reviewing our compensation policies and practices for employees as they relate to our risk management practices and risk-taking incentives;

- overseeing the management development and succession planning process (including succession planning for emergencies) for our Chief Executive Officer and his executive direct reports and, as appropriate, evaluating potential candidates;

- monitoring our policies, objectives and programs related to diversity and periodically reviewing our diversity performance in light of appropriate measures;

- assessing the appropriateness of, and advising the Board regarding, the compensation of independent directors for service on the Board and its committees; and

- reviewing and discussing with management the Compensation Discussion and Analysis and preparing and approving the Committee's report to shareholders for inclusion in our annual proxy statement.

Processes and Procedures

The Compensation Discussion and Analysis included in this Proxy Statement addresses the Committee's primary processes for establishing and overseeing executive compensation. Additional processes and procedures include:

- *Meetings*. The Committee meets several times each year to address our compensation programs, benefit plans and policies.

- *Role of Independent Compensation Consultant*. In 2012, the Committee retained Compensation Advisory Partners, LLC ("CAP") as its independent compensation consultant to assist the Committee in evaluating executive compensation programs and to advise the Committee regarding the amount and form of executive and director compensation. The use of a consultant provides additional assurance that our executive compensation programs are reasonable, competitive and consistent with our objectives. The consultant is engaged directly by the Committee, regularly participates in Committee meetings, including executive sessions of the Committee that exclude management, and advises the Committee with respect to compensation trends and best practices, plan design and the reasonableness of compensation awards. In addition, with respect to the Chief Executive Officer and the Executive Chairman, the consultant prepares specific compensation analyses for the Committee's consideration. The Chief Executive Officer and the Executive Chairman do not participate in the development of these analyses and have no knowledge of the information in these analyses. The consultant plays a similar role in analyzing the amount and form of director compensation, as discussed below.

- *Role of Executive Officers and Management*. Annually, the Chief Executive Officer presents his compensation recommendations for his direct reports, including some of the Named Executive Officers, and other executive officers (as described under "Compensation Discussion and Analysis"). The Committee reviews and discusses these recommendations with the Chief Executive Officer and has full discretion over all recommended compensation actions. Executive officers do not play a role in determining or recommending the amount or form of director compensation. In addition, the Committee delegated authority to the Chief Executive Officer, to grant, subject to certain limitations, awards to employees who are not subject to either Section 16 of the Exchange Act or Section 162(m) of the Internal Revenue Code ("Code") under the 2012 Incentive Plan.

Independence of Compensation Consultant to the Committee

CAP has served as the Committee's independent compensation consultant since the Spin-Off. CAP also served as the compensation consultant of our Former Parent's compensation committee in 2012 and advised on matters related to Kraft in anticipation of the Spin-Off. Following the Spin-Off, the Committee continued to engage CAP as its compensation consultant. During 2012, CAP provided the Committee advice and services, including:

- participating in Committee meetings;
- providing competitive market compensation data for executive positions;
- conducting periodic reviews of elements of compensation;
- analyzing "best practices" and providing advice on design of annual and long-term incentive plans, including selecting performance metrics;
- advising on the composition of our peer groups for benchmarking pay and performance;
- advising on compensation matters related to the Spin-Off; and
- updating the Committee on executive compensation trends, issues and regulatory developments.

The Committee believes that its consultant should be able to advise the Committee independent of management's influence. For the year ended December 29, 2012, CAP provided no services to Kraft other than executive and director compensation consulting services to the Committee. The Committee assessed the independence of CAP pursuant to SEC rules and concluded that CAP's work for the Committee does not raise a conflict of interest.

At least annually, the Committee reviews the types of advice and services provided by CAP and the fees charged for those services. CAP reports directly to the Committee on all executive and director compensation matters; regularly meets separately with the Committee outside the presence of management; and speaks separately with the Committee chair and other Committee members between meetings, as needed.

Analysis of Risk in the Compensation Architecture

In 2012, the Compensation Committee evaluated the current risk profile of our executive and broad-based employee compensation programs. In its evaluation, the Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. As described below under "Compensation Discussion and Analysis," our compensation structure is designed to incentivize executives and employees to achieve company financial and strategic goals as well as individual performance goals that promote long-term shareholder returns. The compensation architecture balances this design with multiple elements intended to discourage excessive risk-taking by executives and employees to obtain short-term benefits that may be harmful to Kraft and our shareholders in the long term. The Committee identified numerous safeguards that effectively manage or mitigate risk, including:

- *Corporate and Business Unit Weighting*. The balance of corporate and business unit weighting in our incentive plans encourages participants to focus on overall corporate performance as well as business unit performance in order to prevent actions that may improve business unit performance and maximize awards but harm our overall health.
- *Short-Term/Long-Term Incentive Mix*. The balanced mix between short-term and long-term incentives discourages our executives and employees from maximizing short-term performance at the expense of long-term performance. Our executive compensation is heavily weighted toward long-term incentive compensation to encourage sustainable shareholder value and ensure accountability for long-term results.
- *Award Caps*. Our compensation plans provide for a limit on annual incentive awards to discourage short-term actions that may harm our long-term interests.
- *Multiple Performance Measures*. Our incentive plans use multiple performance measures to discourage participants from focusing on achievement of one performance measure at the expense of another.

- *Committee Discretion*. The Committee has discretion to reduce incentive awards based on unforeseen or unintended consequences.

- *Long-Term Incentive Mix*. We use a portfolio of stock-based long-term incentives to motivate executives to achieve long-term financial goals and top-tier performance results. Multi-year vesting features and performance cycles of long-term incentive compensation encourage retention and promote sustainable shareholder value creation and long-term growth.

- *Stock Ownership Guidelines and Holding Requirements*. We have meaningful stock ownership guidelines that are higher than those of our peer companies and stock holding requirements to align our executives' and shareholders' interests and ultimately focus our executives on attaining sustainable long-term shareholder returns.

- *Clawback, Anti-Hedging and Anti-Pledging Policies*. Our clawback policy, which allows Kraft to recapture any incentive compensation paid in the event of a restatement of our financial statements, discourages inappropriate risk-taking behavior. Our anti-hedging and anti-pledging policies further align our executives' and employees' interests with those of our shareholders. See "Compensation Discussion and Analysis — Anti-Hedging and Pledging Policy and Trading Restrictions" in this Proxy Statement for further information about these policies.

- *Ethics and Compliance Programs*. The Audit Committee oversees our ethics and compliance programs that educate executives and employees on appropriate behavior and the consequences of inappropriate actions. These programs use innovative and effective approaches to promote compliance and integrity and encourage employees and others to report concerns by providing multiple reporting avenues and a no retaliation policy.

- *Governance Practices*. We have implemented meaningful pay and governance practices that are critical to driving sustained shareholder value, including targeting pay at the median of our peer group, benchmarking compensation, using quantitative and qualitative results to determine incentive awards, engaging an independent compensation consultant, communicating with our shareholders to understand their views and concerns and conducting annual risk assessments.

The Committee also analyzed our overall enterprise risks and whether our compensation programs could impact individual behavior so as to exacerbate these enterprise risks. The Compensation Committee collaborated with the Audit Committee in this analysis.

In addition to the Committee's evaluation, CAP also reviewed our executive and broad-based employee incentive plans and noted similar terms in our incentive plans that mitigate risk.

Based on these analyses, the Compensation Committee believes that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on Kraft.

Compensation Committee Report for the Year Ended December 29, 2012

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 29, 2012, which was filed with the SEC on March 21, 2013.

Compensation Committee:
Myra M. Hart, Chair
L. Kevin Cox
Terry J. Lundgren
Mackey J. McDonald

COMPENSATION OF NON-EMPLOYEE DIRECTORS

We strive to provide competitive compensation to attract and retain highly qualified non-employee directors who will best represent our shareholders' interests. With its compensation consultant's assistance, the Compensation Committee periodically benchmarks non-employee director compensation against a compensation peer group and general industry data, considers the appropriateness of the form and amount of non-employee director compensation and makes recommendations to the Board concerning such compensation. Directors who are full-time Kraft employees (currently John T. Cahill and W. Anthony Vernon) receive no additional compensation for their services as directors.

The table below summarizes the cash and equity compensation elements in place, beginning in October 2012, for our non-employee directors.

Compensation Elements	
Annual Board Retainer	$110,000
Annual Committee Chair Retainer	$ 10,000
Annual Lead Director Retainer	$ 30,000
Annual Stock Grant Value[1]	$125,000

_____

(1) In 2012, non-employee directors, other than those directors who served as directors of our Former Parent prior to the Spin-Off, were awarded a pro-rata number of Kraft deferred shares upon joining our Board. The shares were immediately vested, but delivery of the shares is deferred until six months after the non-employee director no longer serves on the Board. Dividends on deferred stock are reinvested in deferred shares until the distribution date.

We pay the non-employee directors their cash retainers quarterly. Non-employee directors can defer up to 100% of their cash retainers, in 25% increments, into accounts that mirror the funds in the Kraft Foods Group, Inc. Thrift 401(k) Plan pursuant to the Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Management Directors. Non-employee directors also receive an annual stock award that is granted at the Board meeting immediately following our annual meeting of shareholders. The annual stock award is in the form of vested deferred shares, delivery of which is deferred until six months after the non-employee director no longer serves on the Board. If the director meets the stock ownership requirement described below, he or she may elect to receive the annual stock award in the form of unrestricted shares of our common stock, subject to a holding period ending six months after the director no longer serves on the Board.

To further align our non-employee directors' and shareholders' interests, we require that the directors hold shares of our common stock in an amount equal to five times the annual Board retainer within five years of becoming a director. If a non-employee director does not meet the stock ownership requirement within the timeline, the Lead Director will consider the director's particular situation and may take further action as he or she deems appropriate. Since all of our current directors have served for less than five years, they are not yet required to meet the stock ownership requirement.

Non-employee directors may also participate in the Kraft Foundation Matching Gift Program on the same terms as our employees. Under the program, the Kraft Foundation matches contributions up to $15,000 per year, per director, to 501(c)(3) non-profit organizations.

Prior to the Spin-Off, Myra M. Hart, Peter B. Henry, Terry J. Lundgren, Mackey J. McDonald and John C. Pope served as directors of our Former Parent. In connection with the Spin-Off, they resigned as directors of our Former Parent and joined our Board. While serving on our Former Parent's board, Drs. Hart and Henry and Messrs. Lundgren, McDonald and Pope received compensation and stock awards from our Former Parent for their service as non-employee directors. The tables below present information regarding only the compensation and stock awards that we have paid or granted to the non-employee directors and do not reflect any compensation or stock awards paid or granted to Drs. Hart and Henry and Messrs. Lundgren, McDonald and Pope by our Former Parent for their service on its board of directors.

2012 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Abelardo E. Bru	27,500	83,334	—	110,834
L. Kevin Cox	27,500	83,334	15,000	125,834
Myra M. Hart	30,000	—	—	30,000
Peter B. Henry	27,500	—	—	27,500
Jeanne P. Jackson	27,500	83,334	10,000	120,834
Terry J. Lundgren	27,500	—	—	27,500
Mackey J. McDonald	37,500	—	—	37,500
John C. Pope	30,000	—	—	30,000
E. Follin Smith	27,500	83,334	—	110,834

(1) Includes all retainer fees paid or deferred pursuant to the Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Management Directors. Non-employee directors do not receive meeting fees.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2012 as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The deferred shares are immediately vested, but delivery of the shares is deferred until six months after the director no longer serves on the Board. The 2012 Non-Employee Director Stock Awards Table below provides further detail on the non-employee director grants made in 2012 and the number of stock awards and stock options outstanding as of December 29, 2012.

Prior to the Spin-Off, Drs. Hart and Henry and Messrs. Lundgren, McDonald and Pope were granted an annual stock grant of 3,239 shares of our Former Parent for their service on our Former Parent's board of directors. These grants were made in May 2012 by our Former Parent and are not reflected in this table.

(3) Represents Kraft Foundation contributions made as part of the Kraft Foundation Matching Gift Program.

2012 Non-Employee Director Stock Awards Table

Name	Stock Awards	
	Number of Shares of Stock Granted	Grant Date Fair Value of Stock Granted ($)[1]
Abelardo E. Bru	1,840	83,334
L. Kevin Cox	1,840	83,334
Myra M. Hart	—	—
Peter B. Henry	—	—
Jeanne P. Jackson	1,840	83,334
Terry J. Lundgren	—	—
Mackey J. McDonald	—	—
John C. Pope	—	—
E. Follin Smith	1,840	83,334

(1) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2012 as computed in accordance with FASB ASC Topic 718.

Drs. Hart and Henry and Messrs. Lundgren, McDonald and Pope served as directors of our Former Parent prior to the Spin-Off and held deferred stock awards of our Former Parent. In connection with the Spin-Off, these directors received Kraft deferred stock awards based on the same distribution ratio of one Kraft share for every three shares of our Former Parent that our Former Parent's shareholders received.

As of December 29, 2012, Messrs. Bru and Cox and Mses. Jackson and Smith each had an aggregate of 1,840 Kraft deferred stock awards outstanding; Dr. Hart and Mr. McDonald each had 3,808 Kraft deferred stock awards outstanding; Dr. Henry had 2,327 Kraft deferred stock awards outstanding; Mr. Lundgren had 1,087 Kraft deferred stock awards outstanding; and Mr. Pope had 2,721 Kraft deferred stock awards outstanding.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis ("CD&A") describes our philosophy and pay programs provided to our named executive officers ("NEOs" or "Named Executive Officers") in 2012, both prior to and following the Spin-Off. As discussed in this Proxy Statement, we were spun-off from our Former Parent and became an independent public company on October 1, 2012. Prior to the Spin-Off, compensation decisions were made by our Former Parent's Human Resources and Compensation Committee (the "Former Parent's Committee"). Among other items, these decisions included reviewing and approving our proposed compensation philosophy, initial peer group, equity plans and compensation programs. Following the Spin-Off, our Compensation Committee (the "Compensation Committee" or "Committee") adopted and ratified the compensation decisions for Kraft made prior to the Spin-Off by our Former Parent's Committee.

This CD&A presents information for the following Named Executive Officers (as determined pursuant to SEC rules):

- W. Anthony Vernon, who has served as our Chief Executive Officer since October 1, 2012;
- Timothy R. McLevish, who has served as our Executive Vice President and Chief Financial Officer since August 17, 2012;
- John T. Cahill, our Executive Chairman;
- Georges El-Zoghbi, our Executive Vice President and President Cheese & Dairy and Exports;
- Sam B. Rovit, our Executive Vice President, Strategy;
- Irene B. Rosenfeld, our former Chairman and Chief Executive Officer until September 30, 2012;
- David A. Brearton, our former Executive Vice President and Chief Financial Officer until August 16, 2012; and
- Sanjay Khosla, our former Executive Vice President until September 30, 2012.

The SEC's rules require us to include as "Named Executive Officers" for purposes of this Proxy Statement each individual who served in the capacity of Chief Executive Officer and Chief Financial Officer at any time during the 2012 fiscal year. Prior to the Spin-Off, Ms. Rosenfeld was our Chief Executive Officer and Mr. Brearton was our Chief Financial Officer. In connection with the Spin-Off, Ms. Rosenfeld and Mr. Brearton resigned from their positions with Kraft, Mr. Vernon became our Chief Executive Officer ("CEO") and Mr. McLevish became our Chief Financial Officer ("CFO"). Ms. Rosenfeld and Mr. Brearton continue to be employed by our Former Parent. In addition, the SEC's rules require us to include as "Named Executive Officers" the three other most highly compensated of our executive officers (other than the CEO and CFO) serving as executive officers of Kraft at the end of the 2012 fiscal year (Messrs. Cahill, El-Zoghbi and Rovit), as well as up to two of our former executive officers who would have been among the three most highly compensated executive officers of Kraft (other than the CEO and CFO) if they were still serving as our executive officers at the end of the 2012 fiscal year. Mr. Khosla falls into this latter category.

Executive Summary

In this section, we highlight our 2012 performance and key actions that the Committee and our Former Parent's Committee took to further align the interests of our Named Executive Officers with our shareholders. We also include a summary of changes that our Committee (and prior to the Spin-Off, our Former Parent's Committee) made at the Spin-Off to our programs and a summary of compensation governance highlights.

2012 Performance

Our annual cash incentive plan is based on performance against key business metrics. In 2012, our Organic Net Revenue Growth was below our target, Adjusted Operating Income was approximately at target and Free Cash Flow results were significantly above our target. The chart below summarizes the business linkages for Messrs. Vernon, McLevish, Cahill, El-Zoghbi and Rovit.

Business Results	Named Executive Officers[1]	Organic Revenue Growth Results	Adjusted Operating Income Results	Free Cash Flow Results
Our Former Parent for 9 months + Kraft for 3 months	Mr. McLevish (100% weighting) Mr. Rovit (100% weighting) Mr. Vernon (70% weighting) Mr. Cahill (70% weighting)	Below target	Slightly below target	Above target
Our Former Parent's North America Business for 9 months + Kraft for 3 months	Mr. Vernon (30% weighting) Mr. Cahill (30% weighting) Mr. El-Zoghbi (50%[2] weighting)	Below target	At target	Above target

(1) Ms. Rosenfeld and Messrs. Brearton and Khosla were not our employees at year end, and therefore, did not receive payments under our Annual Cash Incentive Program for 2012 (but may have received annual cash incentive compensation from our Former Parent following the Spin-Off).

(2) Mr. El-Zoghbi is also tied at a 50% weighting to the Cheese and Dairy Business Unit; details on results are explained in "—Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012."

Our Organic Revenue Growth results were driven by greater than anticipated customer trade inventory reductions and lower consumption by our consumers. Adjusted Operating Income results were driven by productivity gains and overhead reductions which more than offset the impact of lower sales volumes due to retail trade destocking, incremental costs of being an independent public company and a double-digit increase in advertising investment. Free Cash Flow results were above target due to our renewed focus on cash. We executed all aspects of the Spin-Off with minimal disruption to our business, particularly around customer service and systems.

2012 was an unprecedented year for Kraft as we became an independent, publicly traded company. Significant highlights included:

- successfully completing the Spin-Off, including staffing all critical positions with top talent;

- improving customer service levels during this uncertain time;

- reducing overhead costs;

- implementing a new sales model; and

- developing and executing the new Kraft strategy.

For more information on specific ties to businesses, details on the program mechanics and business results, see "—Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012."

2010 – 2012 Performance and Impact to Long-Term Incentive Plan ("LTIP") Awards

As discussed further below, the results of our three-year performance cycle from 2010 to 2012 were based on our Former Parent's results. Overall, performance was above target. Over the performance period, our Former Parent achieved strong Operating Earnings Per Share ("EPS") Growth, Organic Net Revenue Growth and Relative Total Shareholder Return, which significantly impacted the final awards. During this period, our Former Parent's Relative Total Shareholder Return significantly outperformed the median of our Former Parent's Performance Peer Group at the 93rd percentile.

2010 – 2012 performance that drove LTIP awards for our eligible Named Executive Officers was as follows:

- Organic Net Revenue Growth – 4.7%

- Operating EPS Growth – 9.1%

- Annualized Relative Total Shareholder Return – Above Performance Peer Group median (annualized Total Shareholder Return of 20.1% compared to 9.1% median for our Former Parent's Performance Peer Group)

Based on these results, the overall LTIP rating for the 2010 – 2012 performance cycle was 160% of target. Please see "—Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012 – Long-Term Incentives – LTIP Performance Shares (2010 – 2012 Performance Cycle)" below for more information about our results relative to targets.

Changes to Executive Compensation Programs After Spin-Off

Our Former Parent manufactures and markets packaged food products globally. Prior to the Spin-Off, Kraft Foods Group consisted primarily of our Former Parent's North American grocery business. We made several adjustments to our pre-spin compensation plans and programs. The adjustments were designed to ensure each compensation program or policy was aligned with new or modified responsibilities of our executives to address retention concerns and to continue a pay-for-performance orientation. The following are highlights of key compensation changes that were approved in 2012 to address our objectives moving forward. These changes are discussed in greater detail below:

- *Developed Kraft Compensation and Performance Peer Groups.* We selected a new 14-company Compensation Benchmarking Group from which to develop compensation benchmarking data to set target compensation levels. In addition, we developed a 14-company Performance Peer Group consisting of all of the companies in the S&P 500 Packaged Foods Index to evaluate performance. In particular, this group is used to evaluate performance for our relative total shareholder return in our performance share program.

- *Adjusted Long-Term Incentive Mix.* For 2013, our Compensation Committee modified our long-term incentive program and will grant a mix of 60% performance shares, 20% stock options and 20% restricted stock units ("RSUs"). This mix places greater emphasis on stock that vests based on performance.

- *Implemented a Management Stock Purchase Plan ("MSPP").* We implemented the MSPP following the Spin-Off to further align executive interests with shareholders and satisfy their minimum ownership requirements and provide a cost- and tax-effective way to enable executives to purchase Kraft stock.

- *Compensation Adjustments for the CEO.* Upon the Spin-Off, and in recognition of Mr. Vernon's increased responsibilities following his transition from Executive Vice President and President, Kraft Foods North America to CEO of Kraft Foods Group, our Former Parent's Committee approved an increase to Mr. Vernon's compensation as follows: base salary of $1,000,000, effective as of the Spin-Off; target annual incentive plan award of 150% of base salary, effective January 1, 2013; and target long-term incentive of $5,500,000, effective as of January 1, 2013.

- *Founder's Day Grants.* On October 2, 2012, in connection with the Spin-Off, each Named Executive Officer received a RSU grant (the "Founder's Day Grant"). The Founder's Day Grant is intended to enhance shareholder alignment between executives and shareholders and to promote retention that is especially critical following the Spin-Off.

Compensation Governance Highlights

The Committee intends to compensate our Named Executive Officers effectively and consistently with shareholder expectations. We have adopted the following compensation practices, which are intended to promote strong governance and alignment with shareholder interests:

- *A High Percentage of Our Compensation is At Risk.* We grant a high percentage of at-risk compensation. We believe this is essential to creating a culture of pay-for-performance. In 2012, our percentage of at-risk compensation was in line with the median of our Compensation Benchmarking Group and in 2013 our Named Executive Officer percentage of at-risk pay will increase.

- *We Target Pay at the Median Level.* We target all components of pay to be at or near the median level of the Compensation Benchmarking Group and allow performance (both operational and shareholder return) to determine actual or realized pay. Actual pay may be above or below the target median based on performance.

- *We Impose Significant Stock Ownership Guidelines and Holding Requirements.* In an effort to align the interests of our Named Executive Officers with the interests of our shareholders, we require significant holdings of company stock as well as stringent holding requirements once stock vests and options are exercised.

- *We Provide Only Modest Perquisites.* We offer limited perquisites to our Named Executive Officers.

- *We Employ a Double Trigger for All Change in Control Benefits.* In the event of a change in control, benefits under our change in control plan and stock award agreements are triggered only if a change in control occurs and the Named Executive Officer is terminated (i.e. "double trigger").

- *We Do Not Have Excise Tax Gross-Up Provisions.* We do not provide excise tax gross-up provisions in our change in control plan or for any perquisites that we offer.

- *We Mitigate Undue Risk.* We avoid undue risk in compensation programs by instituting governance policies such as capping potential payments, instituting clawback provisions, utilizing multiple performance metrics, striking a balance between short and long-term incentives and cash and stock ownership requirements.

- *We Prohibit Hedging and Pledging Transactions.* We prohibit our executive officers from hedging Kraft securities or pledging Kraft securities as collateral for a loan.

Our Compensation Program Design

Our executive compensation program is designed to support a sound pay-for-performance orientation by aligning compensation programs to the achievement of Kraft short-term and long-term financial and strategic objectives. We strive to provide our Named Executive Officers with a compensation package that is market competitive within our industry and recognizes and rewards superior individual and company performance.

Primary Objectives of our Compensation Philosophy

Align the interests of executive management with shareholders
Attract, retain and motivate our highly qualified executives
Create long-term value while not incentivizing excessive risk taking
Reward innovation and entrepreneurial action

Our executive compensation structure is designed to achieve these objectives by applying the following principles:

Support Business Strategy	**Provide Competitive Pay**	**Emphasize Strong Linkage Between Pay and Performance**	**Align Incentives by Requiring Significant Ownership of Stock**
For our incentives, we choose metrics that focus efforts on projects that are of the utmost importance to the company. In doing so, we use our compensation programs to identify and drive our most important initiatives. These key business strategies include profitable top-line growth, consistent bottom-line growth and a superior dividend payout.	We benchmark our target and actual compensation levels and pay-mix with our Compensation Benchmarking Group. We use our benchmarking analysis to ensure that we provide an executive compensation and benefits package that is market competitive. Total executive compensation is targeted around the median compensation levels of the Compensation Benchmarking Group, with company and individual performance determining whether actual pay is above or below the median.	We believe that pay should align with performance, which means that an executive officer will be rewarded only when the company succeeds. We have structured our pay programs to have a high percentage of compensation based upon company achievement of key business metrics. In addition, the Committee compares financial and Total Shareholder Return performance against our Performance Peer Group, which aligns shareholder and executive interests by linking long-term incentive compensation to the delivery of superior financial results relative to industry peers.	Through our stock ownership guidelines, we require our executive officers to maintain significant holdings in Kraft stock. Additionally, our executive officers must hold all shares acquired through vested awards or exercised stock options for at least one year. These stock ownership guidelines promote responsible decision making by aligning the interests of executive officers with the interests of shareholders. Stock ownership emphasizes a focus on long-term success and discourages behavior thought to promote excessive or unnecessary risk.

Providing Competitive Pay

Competitive Positioning

We have established a compensation philosophy targeting total compensation, including base salary and annual and long-term incentives, at or near the median of the Compensation Benchmarking Group. However, we also take into consideration various factors including experience, individual performance, role and responsibilities within Kraft, potential, and retention. Actual or realized pay is determined by performance (both operational and shareholder return). Aon Hewitt provides the summary data for our Compensation Benchmarking Group. The Committee reviews and evaluates the data provided by Aon Hewitt when making compensation decisions.

Composition and Purpose of the Compensation Survey/Benchmarking Group

Prior to the Spin-Off, our Former Parent's Committee annually compared its compensation program with the following companies in our Former Parent's Compensation Survey Group:

3M Company	Kimberly-Clark Corporation
Abbott Laboratories	McDonald's Corporation
Bristol-Myers Squibb Company	Merck & Co., Inc.
The Coca-Cola Company	Nestlé S.A.
Colgate-Palmolive Company	PepsiCo, Inc.
ConAgra Foods, Inc.	Pfizer Inc.
Eli Lilly and Company	The Procter & Gamble Company
General Mills, Inc.	Sara Lee Corporation
H.J. Heinz Company	Unilever N.V.
Johnson & Johnson	The Walt Disney Company
Kellogg Company	

In anticipation of the Spin-Off, our Former Parent's Committee reviewed its Compensation Survey Group and determined it would not accurately reflect our market competitors following the Spin-Off. Based on this evaluation, our Former Parent's Committee approved a new Compensation Benchmarking Group, consisting of companies with the following attributes:

- similar revenue size and market capitalization;

- emphasis on the food and beverage industry;

- recognized for their industry leadership and brand recognition;

- executive positions similar in breadth, complexity and scope of responsibility; and

- competitors for executive talent.

In addition, our Former Parent's Committee reviewed the geographic mix of the peer companies and ensured that there was not a significant overall mix of companies with non-North America revenues. The resulting Compensation Benchmarking Group consists of 14 companies with median revenues of approximately $16.9 billion. Our revenue approximates the 65th percentile of the peer companies, which means targeting compensation at the median is conservative.

Kraft's New Compensation Benchmarking Group

Abbott Laboratories	H.J. Heinz Company
Altria Group Inc.	The Hershey Company
Campbell Soup Co.	Kellogg Company
The Coca-Cola Company	Kimberly-Clark Corporation
Colgate-Palmolive Company	PepsiCo, Inc.
ConAgra Foods, Inc.	Starbucks Corporation
General Mills, Inc.	Tyson Foods, Inc.

Composition and Purpose of the Performance Peer Group

Our Former Parent's Committee and our Committee use the Performance Peer Group to evaluate the linkage of pay and performance and for determining the relative total shareholder return measure in the LTIP performance share program. Prior to the Spin-Off, the companies in the Performance Peer Group were considered to be our Former Parent's market competitors or had been selected primarily on the basis of industry.

Our Former Parent's Performance Peer Group consisted of the following companies:

Campbell Soup Company	The Hershey Company
The Coca-Cola Company	Kellogg Company
ConAgra Foods, Inc.	Nestlé S.A.
General Mills, Inc.	PepsiCo, Inc.
Groupe Danone	Sara Lee Corp.
H.J. Heinz Company	Unilever N.V.

In anticipation of the Spin-Off, our Former Parent's Committee reviewed its Performance Peer Group and determined it would not be appropriate for us going forward. Based on this evaluation, our Former Parent's Committee approved a new Performance Peer Group consisting of the companies in the S&P 500 Packaged Food Index. The companies in this index are objectively set, and represent a group of companies that our shareholders would compare our financial performance to when making investment decisions.

Kraft's New Performance Peer Group:
The Companies in the S&P 500 Packaged Food Index[1]

Archer Daniels Midland Company	Hormel Foods Corp.
Campbell Soup Company	Kellogg Company
ConAgra Foods, Inc.	McCormick and Co. Inc.
Dean Foods Company	Mead Johnson Nutrition Company
General Mills, Inc.	Mondelēz International, Inc.
H.J. Heinz Company	J.M. Smucker Company
The Hershey Company	Tyson Foods, Inc.

(1) The companies listed in the chart are all of the companies in the S&P 500 Packaged Food Index as of March 2013.

Kraft's Performance Peer Group will be used for assessing Relative Total Shareholder Return performance for post Spin-Off periods of the 2011 – 2013 and 2012 – 2014 LTIP performance cycles and new cycles going forward. (See "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012 — Long-Term Incentives" for a detailed description regarding how performance of certain outstanding LTIP awards will be measured following the Spin-Off).

Overall Pay Mix

The charts below show the total compensation mix, on average, for our current CEO and other Named Executive Officers who ended the year at Kraft, based on target awards in 2012. Our mix is well-aligned to the mix paid by companies in our new Compensation Benchmarking Group. Our CEO mix shows target compensation during a year of transition. His short-term and long-term incentive targets will be a larger percentage, and base salary will be a lower percentage, in 2013. The incentive mix provided to our Named Executive Officers is slightly more weighted towards long-term than annual incentives compared to our Compensation Benchmarking Group, consistent with our focus on delivering top-tier sustainable performance over the long-term.


CEO - Kraft
Benefits, 4%
Perquisites, 0.5%
Base Salary, 16%
Target Annual Incentive, 16%
Long-term Incentive 63%


CEO - Market Average
Benefits, 4%
Perquisites, 1%
Base Salary, 11%
Target Annual Incentive, 19%
Long-term Incentive 66%


Other NEOs Excluding CEO - Kraft
Benefits, 6%
Perquisites, 0.6%
Base Salary, 18%
Target Annual Incentive, 15%
Long-term Incentive 60%


Other NEOs Excluding CEO - Market Average
Benefits, 6%
Perquisites, 1%
Base Salary, 19%
Target Annual Incentive, 22%
Long-term Incentive 53%

Summary of Compensation Program

The following table summarizes the elements and objectives of our compensation program for executive officers, including Named Executive Officers.

Program	Description	Program Objective
Annual Cash Compensation		
Base Salary	Ongoing cash compensation based on the executive officer's role and responsibilities, individual job performance and experience.	• Retention and attraction

Annual Cash Incentive Program	Annual incentive with target award amounts for each executive officer. Actual cash payouts are linked to achievement of annual Kraft goals and individual performance and can range from 0% – 250% of target.	• Drive top-tier performance
		  – Across entire organization
		  – Within business units
		  – Individual contribution

Long-Term/Stock-Based Incentive Compensation		

Performance Shares	Long-term incentive with target award amounts established for each executive officer. Actual awards are linked to achievement of three-year Kraft goals and can range from 0% – 200% of target, based on Kraft performance. Payouts will be in Kraft common stock at the end of the three-year program. Beginning with performance shares granted in 2013, dividend equivalents will accrue during the performance period and will be paid based on the final shares earned at the end of the performance cycle.	• Drive top-tier performance
		  – Across entire organization
		  – Focus on long-term sustained success
		• Stock ownership/alignment to shareholders
		• Retention

Non-Qualified Stock Options	Each executive officer has an opportunity to be awarded stock options based on his or her role, long-term performance and potential for advancement. Annual stock option grants vest pro-rata over a three-year period (33%, 33% and 34%).	• Drive top-tier performance
		  – Long-term individual contribution
		  – Recognize advancement potential
		• Alignment to shareholder value creation
		• Realized value linked entirely to stock appreciation

Restricted Stock / RSUs	Each executive officer has an opportunity to be awarded restricted stock based on his or her role, long-term performance and potential for advancement. In 2013, the Committee will grant RSUs instead of restricted stock. Annual restricted stock / RSU grants have a three-year cliff vest.	• Drive top-tier performance
		  – Long-term individual contribution
		  – Recognize advancement potential
		• Stock ownership/alignment to shareholders
		• Retention

Program	Description	Program Objective
Management Stock Purchase Plan (MSPP)	Executives may defer up to 50% of their cash bonus to purchase Kraft common stock at market value and receive a 25% match in Kraft RSUs. Matching RSUs have a three-year cliff vest.	• Stock ownership/alignment to shareholders
Executive Benefits		
Voluntary Non-Qualified Deferred Compensation Plan	Program that allows U.S. executive officers to defer, on a pre-tax basis, certain defined compensation elements with flexible distribution options to meet future financial goals.	• Provide opportunity for future financial security
Executive Perquisites	Market-consistent program that is limited to an auto allowance and financial counseling.	• Retention and attraction • Support personal financial planning needs
Post Termination Benefits		
Defined Benefit Program	Generally provides for the continuation of a portion of total annual cash compensation (defined as base salary plus annual cash incentive award) at the conclusion of an executive officer's career. This program is not offered to any employees hired on or after January 1, 2009.	• Retention and attraction • Provide financial security to long-term service executive officers in retirement
Defined Contribution Program (401(k))	All U.S. employees, including executive officers, may defer a portion of their compensation which Kraft will match up to certain limits. Account balances are typically payable at the conclusion of an executive officer's career. This program was enhanced for U.S. employees hired on or after January 1, 2009, who are not eligible for the defined benefit program.	• Retention and attraction • Provide opportunity for financial security in retirement
Change in Control Plan	Executive separation program that provides for enhanced benefits in the event of an executive officer's termination following a defined Kraft change in control.	• Retention • Focus on delivering top-tier shareholder value in periods of uncertainty • Support effective transition

Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012

A description of each of the compensation program elements follows, as well as a discussion of individual compensation decisions.

Base Salary

Base salary is the principal "fixed" element of executive compensation. In 2012, prior to the Spin-Off, base salary levels for Named Executive Officers were targeted to be at or near the size-adjusted median of our Former Parent's Compensation Survey Group. However, our Former Parent's Committee also considered a number of other factors when reviewing and setting base salaries for the Named Executive Officers, including: our Former Parent's performance and the Named Executive Officer's individual performance, level of responsibility, experience and potential to assume roles with greater responsibility. Our Former Parent's Committee reviewed salaries on an annual basis and considered merit increases, which were generally effective April 1, for all executive officers. Additionally, our Former Parent's Committee reviewed salaries again prior to Spin-Off as a result of new roles and our new Compensation Benchmarking Group. Our Committee will target the median of our Compensation Benchmarking Group for base salary; however, it will generally use the same evaluation process to determine merit increases in the future.

Name	Salary Increase	New Salary ($)	Discussion
Mr. Vernon	31.4%	1,000,000	Mr. Vernon received an 18.3% increase at the beginning of January 2012 in recognition of his future CEO role and his increased responsibility in launching a new public company. In addition, he received an 11.1% increase at the time of the Spin-Off when he assumed the role of CEO. His salary is below the median of our Compensation Benchmarking Group.
Mr. McLevish	—	761,000	Mr. McLevish did not receive a salary increase in 2012. His salary is above the median of our Compensation Benchmarking Group.
Mr. Cahill	—	750,000	Mr. Cahill was hired in January 2012. His base salary, as a percent of competitive CEO base salary, is consistent with the market and competitive with other Executive Chairmen in similar capacities.
Mr. El-Zoghbi	12.2%	550,000	Mr. El-Zoghbi received both a 3.4% merit salary increase in April 2012 as well as an 8.6% promotional increase at the time he assumed the role of Executive Vice President and President, Cheese and Dairy. His salary approximates the median of our Compensation Benchmarking Group.
Mr. Rovit	6.0%	530,000	Mr. Rovit's salary increase in April 2012 was commensurate with company guidelines for increases, taking into account his strong individual performance. His salary is below the size-adjusted median of our Former Parent's Compensation Survey Group and approximates the median of our Compensation Benchmarking Group.
Former Executives			
Ms. Rosenfeld	—	1,550,000	Ms. Rosenfeld did not receive a base salary increase in 2012.
Mr. Brearton	7.7%	700,000	Mr. Brearton's salary increase was commensurate with company guidelines for increases, taking into account his individual performance assessment and external market positioning. His salary is below the median of our Former Parent's Compensation Survey Group for chief financial executives.
Mr. Khosla	6.0%	800,000	Mr. Khosla's salary is above the median of our Former Parent's Compensation Survey Group.

Annual Cash Incentive Program (“MIP”)

Overview

The Annual Cash Incentive Program is a cash bonus plan designed to motivate and reward participants, including our Named Executive Officers, for their contribution to Kraft, or a Kraft business unit, for achieving our annual financial and strategic goals. The range of amounts that an executive officer may earn is determined at the beginning of the year, and the amount paid is based on the actual financial results achieved during the year and the individual’s contribution towards achieving those results.

Ms. Rosenfeld and Messrs. Brearton and Khosla were not our employees at year end, and therefore, did not receive payments under our Annual Cash Incentive Program for 2012 (but may have received annual cash incentive compensation from our Former Parent following the Spin-Off).

Incentive Formula

The formula shown below was used in 2012 to determine actual cash incentive awards for participants, including our Named Executive Officers.

Base Salary	x	**Target Annual Opportunity** (% of base salary)	x	**Business Unit (“BU”) Rating** (0% – 180% of target)	x	**Individual Performance Assessment** (0% – 180% of target)	=	**Cash Award Earned** (Capped at 250% of target)

Incentive Formula Element	Explanation of Key Provisions
Target Annual Opportunity	• Target percentage of base salary is set to reflect the Named Executive Officer’s role and responsibilities. • For 2012, individual targets for our Named Executive Officers, as a percentage of base salary, were as follows:

Mr. Vernon	Mr. McLevish	Mr. Cahill	Mr. El-Zoghbi	Mr. Rovit
100%	90%	100%	60%	60%

Business Unit Rating

- Rating can range from 0% to 180% of target.
- Our Former Parent’s Committee approved the following financial metrics to measure business performance:

Measure	Weighting
Organic Net Revenue Growth	40%
Adjusted Operating Income	40%
Free Cash Flow	20%
BU-Days Inventory on Hand (15%)	
BU-Capital Expenditures (5%)	

- Our Former Parent’s Committee chose these metrics because of their high correlation to long-term total shareholder return. We will continue using these metrics in our 2013 Annual Cash Incentive Program design, but will change the weightings of Organic Net Revenue Growth, Adjusted Operating Income and Free Cash Flow to 35%, 35% and 30%, respectively. These measures reinforce the importance of driving both top-line and bottom-line performance while generating positive cash flow.
- For the North America Business Units, the cash flow metric is a combination of Days Inventory on Hand and Capital Expenditures, which are key drivers of cash flow in the business unit operations.

Incentive Formula Element	Explanation of Key Provisions
	• Performance targets are aligned to a business unit rating of 100%. When performance is above target, business unit ratings are above 100%. Conversely, when performance is below target, business unit ratings fall below 100%. • Messrs. Vernon's and Cahill's cash incentives were linked 30% to the performance rating of their business unit (our Former Parent's North America business pre-spin and Kraft post-spin) and 70% to the Enterprise rating due to the year of transition where they had responsibility for a business unit prior to the Spin-Off. Messrs. McLevish's and Rovit's cash incentives were linked 100% to the Enterprise rating. Mr. El-Zoghbi's cash incentive was linked 50% to his business unit (Cheese and Dairy) and 50% to the North America/Kraft business unit.
Individual Performance Assessment	• Ranges from 0% to 180% of target. • Mr. Vernon provided the Committee with an individual performance assessment for each of his direct reports, including Messrs. McLevish, El-Zoghbi and Rovit. The Committee reviewed, discussed and approved his recommendations. The Committee also assessed individual performance for Messrs. Vernon and Cahill. • Specifically, in assessing individual performance in the context of making executive compensation decisions, the Committee considered each executive officer's contributions to our overall performance and individual performance relative to individual objectives established at the beginning of the year. The Committee also took into account contributions to the organization such as operational efficiency, leadership, quality of financial results, talent management and diversity of employees. These factors are discussed in more detail below with the actual awards. • Individual ratings and range of payouts were:

Individual Performance Rating	Individual Payout Range as a Percent of Target
Outstanding	140% – 180%
Exceeded Expectations	115% – 135%
Achieved Expectations	90% – 110%
Partially Met Expectations	40% – 80%
Below Expectations	0%

2012 Business Unit Ratings

The following are the financial targets and actual results that the Committee considered for determining Kraft's performance for Messrs. McLevish and Rovit, whose performance ratings were based on the Enterprise for the entire year. The ratings are based on 12-month targets and the combination of results of our Former Parent for nine months (from January 1 until September 30, 2012) and Kraft for three months (from October 1 until December 29, 2012):

Performance Measures	Weighting	Enterprise – Our Former Parent (9 months) + Kraft (3 months) ($ in millions)				Performance Rating
		Threshold	Target	Maximum	2012 Actual	
Organic Net Revenue Growth	40%	1.2%	3.7%	6.2%	1.2%	50%
Adjusted Operating Income	40%	$6,221	$6,548	$6,875	$6,512	90%
Free Cash Flow	20%	$1,624	$1,911	$2,389	$2,161	129%
				Preliminary Rating		82%
				Adjustment		*10%*
				Final Rating		**92%**

Although the business unit rating is a formulaic method for assessing performance against these three key internal measures, the Committee retains discretionary authority to adjust the business rating (up or down) by as much as 25 percentage points to recognize innovation, portfolio management, talent management and the quality of our results. For 2012, the Committee considered the following factors: management successfully completing the Spin-Off and establishing Kraft as an independent public company, improving customer service levels during this uncertain time, reducing overhead costs and implementing a new sales model. In light of these factors, the Committee approved a +10 percentage point adjustment for this rating.

The following are the financial targets, actual results and overall business unit ratings that the Committee considered for determining performance for Messrs. Vernon and Cahill, whose ratings were based on a blend of the Enterprise rating (70%) as well as our Former Parent's North America business until the Spin-Off and Kraft after the Spin-Off (30%). Similar to the Enterprise rating, this rating is based on 12-month targets and the combination of results from nine months of our Former Parent's North America business and three months of Kraft.

Performance Measures	Weighting	Our Former Parent's North America Business (9 months) + Kraft (3 months) ($ in millions)				Performance Rating
		Threshold	Target	Maximum	2012 Actual	
Organic Net Revenue Growth	40%	-1.0%	1.5%	4.0%	0.2%	74%
Adjusted Operating Income	40%	$3,723	$3,919	$4,115	$3,916	99%
Free Cash Flow	20%	$1,918	$2,256	$2,820	$2,748	167%
				Final Rating		**102%**

The following are the financial targets, actual results and overall business unit ratings that the Committee considered for determining performance for Mr. El-Zoghbi, whose rating was based on a blend of the Cheese and Dairy Business Unit results (50%) as well as the results of our Former Parent's North America business until the Spin-Off and the Kraft Enterprise after the Spin-Off (50%).

| | | Cheese and Dairy Business Unit | | | | |
| | | ($ in millions) | | | | |
Performance Measures	Weighting	Threshold	Target	Maximum	2012 Actual	Performance Rating
Organic Net Revenue Growth	40%	-1.2%	1.3%	3.8%	1.8%	110%
Adjusted Segment Operating Income	40%	$ 656	$ 690	$ 725	$ 711	153%
Days Inventory On Hand	15%	93.9	89.4	84.9	89.8	98%
Capital Expenditures	5%	$71.5	$65.0	$58.5	$63.9	103%
					Final Rating	**125%**

While we report our financial results in accordance with U.S. GAAP, our financial targets under our incentive plans are based on non-GAAP financial measures. The adjustments to the related GAAP measure and our reasons for using these measures are described in the chart below.

Measure	Definition/Adjustment to GAAP Measure	Rationale
Organic Net Revenues	Net revenues excluding the impact of acquisitions, divestitures (including the termination of a full line of business due to the loss of a licensing or distribution arrangement, and the complete exit of business out of a foreign country), currency and the 53rd week of shipments in 2011.	Reflects the growth rates for Kraft base business by eliminating the impact of certain disclosed items that affect the comparability of results.
Adjusted Operating Income	Operating income excluding the impacts of a 53rd week of shipments in 2011, restructuring costs, currency, acquisitions and divestitures.	Indicator of overall business trends and performance, based on what business leaders can control.
Adjusted Segment Operating Income	Business Unit operating performance excluding the impacts of a 53rd week of shipments in 2011, restructuring costs, currency, acquisitions and divestitures, unrealized gains and losses associated with commodity hedging activities, certain components of our post employment benefit plans and general corporate expenses.	Indicator of trends and performance for business segments, based on what business units can control.
Free Cash Flow	Net cash from operating activities less capital expenditures.	Reflects our financial liquidity, working capital efficiency and financial health.
Days Inventory On Hand	Net inventory divided by the average daily variable cost of goods sold plus fixed costs and shipping including related party sales.	A key driver of cash flow in business unit operations.
Adjusted Capital Expenditures	Includes capital on profit enhancing and profit sustaining projects but excludes capital for restructuring projects.	Business unit measure of capital expenditures based on what business leaders can control.

Actual Annual Cash Incentive Awards for NEOs

All Named Executive Officers, who were our employees at year end, received annual cash incentives for 2012 in accordance with the 2012 Annual Cash Incentive Program as described in the table below. These amounts were paid in March 2013. Ms. Rosenfeld and Messrs. Brearton and Khosla were not our employees at year end, and therefore, did not receive payments under our Annual Cash Incentive Program for 2012 (but may have received annual cash incentive compensation from our Former Parent following the Spin-Off).

Name	2012 MIP ($)	Individual Performance Factors
Mr. Vernon	947,625	Mr. Vernon's individual performance rating primarily related to delivering against business metrics and strategic initiatives, including successful separation of Kraft from our Former Parent, strong innovation performance and reduction of overhead expenses.
Mr. McLevish	926,259	Mr. McLevish's individual performance rating primarily related to leading the work and project team resulting in successful completion of the Spin-Off and establishment of Kraft as an independent public company.
Mr. Cahill	748,125	Mr. Cahill's individual performance rating primarily related to the successful completion of the Spin-Off and establishment of Kraft as an independent public company.
Mr. El-Zoghbi	703,494	Mr. El-Zoghbi's individual performance rating primarily related to delivering strong business results as well as enhancing organizational talent strategies.
Mr. Rovit	399,344	Mr. Rovit's individual performance rating primarily related to effectively leading the strategic work in connection with the Spin-Off and transitioning the Planters business from our Former Parent.

Long-Term Incentives

Long-term incentive awards are granted to align the interests of our executive officers with those of our shareholders. For 2012, our Former Parent's Committee determined that the appropriate mix of grants in our long-term incentive program for senior management, including our Named Executive Officers, was 50% performance shares, 25% stock options and 25% restricted stock for the reasons described below. For 2013, our Compensation Committee intends to grant a mix of 60% performance shares, 20% stock options and 20% RSUs. This mix places greater emphasis on stock that vests based on performance.

2012 Long-Term Incentive Mix **Intended 2013 Long-Term Incentive Mix**

  

Pre-Spin Equity Awards

Stock Options and Restricted Stock

In 2012, our Named Executive Officers received non-qualified stock options and restricted stock of our Former Parent. Our Former Parent's Committee intended that the value delivered in the form of restricted stock be equal to the value delivered as stock options. To maintain this balance, our Former Parent's Committee continued to use a ratio of restricted stock to stock options of one to six in 2012. This equity mix was maintained because it balances the retention value of restricted stock with the performance aspect of stock options. The stock options vest one-third each year over three years. For non-U.S. employees, our Former Parent granted deferred stock units instead of restricted stock, which have the same three year vesting schedule. Dividends are paid on unvested restricted stock and dividend equivalents are paid on deferred stock units at the same time and rate as dividends are paid on the underlying common stock.

For equity grants made prior to the Spin-Off, our Former Parent's Committee targeted the aggregate value of these grants to size-adjusted market medians of our Former Parent's Compensation Survey Group. Award ranges were based on an analysis of competitive market practice, with the midpoint of the equity award ranges, plus the value of the target performance shares (i.e. total long-term incentives), approximately equal to the size-adjusted total long-term incentive median of our Former Parent's Compensation Survey Group. An equity award above or below the midpoint of the range is based on a qualitative review of an executive officer's sustained individual performance and an evaluation of each executive officer's potential to assume roles with greater responsibility. In all cases, awards are between 50% and 150% of the midpoint.

The range of award opportunities, expressed in terms of grant value, for our Named Executive Officers as of February 23, 2012, the date of our Former Parent's 2012 annual equity award grants, are shown in the table below.

	Grant Value Award Range(1)				
Name	**Threshold ($)**	**Midpoint ($)**	**Maximum ($)**	**Actual Award ($)**	**Discussion**
Mr. Vernon(2)	—	—	—	2,100,000	Mr. Vernon's award was granted in recognition of his future role as CEO. This grant, along with the 2012 - 2014 LTIP opportunity, is below the size-adjusted median of our Former Parent's Compensation Survey Group and below the median of our Compensation Benchmarking Group.
Mr. McLevish	550,000	1,100,000	1,650,000	1,300,000	Mr. McLevish's position at the time of grant(3) did not have an appropriate match within our Former Parent's Compensation Survey Group; however, this grant is well-positioned in comparison to his internal peers at our Former Parent.
Mr. Cahill(4)	—	—	—	—	
Mr. El-Zoghbi	175,000	350,000	525,000	525,000	Mr. El-Zoghbi's award was granted based on his sustained individual performance and ability to assume roles with greater responsibility.

	Grant Value Award Range[1]				
Name	Threshold ($)	Midpoint ($)	Maximum ($)	Actual Award ($)	Discussion
Mr. Rovit	175,000	350,000	525,000	500,000	Mr. Rovit's award, along with the 2012 - 2014 LTIP opportunity, is below the median of our Former Parent's Compensation Survey Group and approximates the median of Kraft's Compensation Benchmarking Group.
Former Officers					
Ms. Rosenfeld	2,361,000	4,722,000	7,083,000	6,611,000	Ms. Rosenfeld's award along with the 2012 – 2014 LTIP opportunity is below the median of our Former Parent's size-adjusted pre-spin Compensation Survey Group and above the median of our Former Parent's post-spin Compensation Survey Group.
Mr. Brearton	550,000	1,100,000	1,650,000	1,200,000	Mr. Brearton's equity grant along with the 2012 – 2014 LTIP opportunity is below the median of our Former Parent's Compensation Survey Group.
Mr. Khosla	550,000	1,100,000	1,650,000	1,400,000	Mr. Khosla's equity grant along with the 2012 – 2014 LTIP opportunity is below the median of our Former Parent's Compensation Survey Group.

(1) The ranges above include threshold to maximum grant values for these positions. Our Former Parent's Committee could also choose to grant an award below the threshold.

(2) There were no ranges established for Mr. Vernon.

(3) Mr. McLevish was Executive Vice President at our Former Parent prior to assuming the role of Executive Vice President and Chief Financial Officer at Kraft.

(4) Mr. Cahill was not eligible for a 2012 grant on February 23, 2012. He received a grant on January 2, 2012, as described below.

All equity awards were approved by our Former Parent's Committee and were within the respective ranges presented above. Actual equity award grants in 2012 are presented in this Proxy Statement in the 2012 Grants of Plan-Based Awards Table under "Executive Compensation Tables."

The grant date for 2012 annual restricted stock and stock option awards was pre-set on the scheduled date of our Former Parent's Committee meeting immediately following the release of our Former Parent's annual financial results. The exercise price for stock options was determined on the date our Former Parent's Committee approved the awards and was set as the average of the high and low trading prices on the grant date.

In lieu of an annual grant, Mr. Cahill received an award with a value of $4,500,000 and a grant mix of 75% RSUs with a three-year vest and 25% stock options that vest pro-rata over a three-year period. This long-term incentive grant, as a percent of competitive CEO base salary, is consistent with market levels and competitive with other Executive Chairmen. In addition, our Former Parent's Committee aimed to provide Mr. Cahill with sufficient incentive to drive business results and provide him with the opportunity to meet his stock ownership guidelines.

Treatment of Stock Options and Restricted Stock upon the Spin-Off

At the time of the Spin-Off, outstanding stock options and restricted shares of our Former Parent were adjusted and converted to stock options of both Kraft and Mondelēz International, Inc. with equivalent intrinsic value to the pre-spin awards. Based on the Spin-Off distribution ratio of 3:1, for every three outstanding Former Parent restricted shares held, a participant received one Kraft restricted share and three Mondelēz International, Inc. restricted shares. Additionally, for stock options, exercise prices were adjusted to provide for equivalent aggregate intrinsic value. All of the other terms of the outstanding stock options and restricted shares were maintained in the conversion, including all vesting restrictions. Given the timing of his hire and nature of his role, Mr. Cahill's outstanding stock was converted to Kraft stock only, maintaining intrinsic value and the terms of the outstanding awards.

Long-Term Incentive Plan (LTIP) – Performance Shares (2012 – 2014 Performance Cycle)

The LTIP was designed to motivate executive officers to achieve long-term financial goals and top-tier shareholder returns. The plan measures performance over a three-year period (2012 – 2014), and shares of Kraft common stock are earned based on the actual performance against goals set at the beginning of the cycle. The number of shares earned by an executive officer depends on the achievement of key internal financial metrics and total shareholder return results relative to the companies in our and our Former Parent's Performance Peer Groups. No individual performance factor is used in the calculation. No dividends or dividend equivalents are paid or earned on unvested performance shares.

The formula shown below is used to determine actual awards for participants, including our Named Executive Officers. Other than base salary, each element of this formula is discussed below.

Base Salary (at beginning of performance cycle)	x	**Target Incentive Opportunity** (% of base salary; target number of shares established at outset of cycle)	x	**Business Performance Rating** (0% – 200%)	=	**LTIP Shares Earned** (0% – 200% of target)

Each participant in the plan is assigned a target award as a percentage of his or her base salary at the beginning of the performance cycle. These target amounts are converted to performance shares at the beginning of the cycle. Actual shares awarded can range from 0-200% of target based on the business performance rating. Target award levels for the Named Executive Officers as of January 1, 2012 were:

Kraft NEOs as of 12/29/2012					Former Executives		
Mr. Vernon	**Mr. McLevish**	**Mr. Cahill**[1]	**Mr. El-Zoghbi**	**Mr. Rovit**	**Ms. Rosenfeld**	**Mr. Brearton**	**Mr. Khosla**
235%	170%	—	85%	85%	325%	170%	130%

(1) Mr. Cahill is not eligible for the 2012 – 2014 performance share cycle.

At the time of the Spin-Off, we and our Former Parent each adjusted and converted outstanding target performance shares into performance shares of our respective companies. Accordingly, the Named Executive Officers, who remained employed with us at year end, received Kraft target performance shares with an equivalent intrinsic value to the pre-spin awards.

At the time of the Spin-Off, our Former Parent's Committee evaluated performance for the partial period through the date of the Spin-Off. Following the Spin-Off, our Committee established new metrics and goals for the remaining portion of the 2012 – 2014 period. The final rating will be a weighted average between the pre-spin and post-spin results.

The Committee retained the same measures and weightings following the Spin-Off for the 2012 – 2014 LTIP:

Performance Measure	Weighting
Organic Net Revenue Growth[1]	25%
Operating EPS Growth[2]	25%
Annualized Relative Total Shareholder Return[3]	50%

(1) Organic Net Revenue Growth is a non-GAAP financial measure and is equal to net revenue, excluding the impact of currency, acquisitions and divestitures.

(2) Operating EPS Growth is a non-GAAP financial measure and is equal to EPS from continuing operations, excluding certain impacts related to acquisitions and other one-time impacts.

(3) Annualized Relative Total Shareholder Return is a comparison relative to the Performance Peer Group during the performance cycle. For the post-spin period, Total Shareholder Return will be assessed based on Kraft's new Performance Peer Group.

To address unforeseen or unintended consequences, the Committee retains discretion to adjust the final business performance rating (up or down) by as much as 25 percentage points, allowing the Committee to factor in a subjective review of quality of financial results, portfolio management, innovation and talent development. We will disclose any discretion applied by the Committee at the conclusion of the performance cycle. There is no assessment or measurement of an individual's contribution as the basis for an award under the LTIP.

We do not publicly disclose specific long-term incentive plan targets for performance measures on a prospective basis. Revealing specific objectives prospectively would provide competitors and other third parties with insights into our confidential planning process and strategies, thereby causing competitive harm. The performance goals are designed to be challenging, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount. The performance goals for Organic Net Revenue Growth and Operating EPS Growth are in line with median historical results for our Performance Peer Group. The degree of difficulty in achieving the internal measures is challenging. Relative Total Shareholder Return targets the median of our Performance Peer Group. Performance above or below the Performance Peer Group median would result in payouts above or below target, respectively.

LTIP – Performance Shares (2010 – 2012 Performance Cycle)

The 2010 – 2012 LTIP Performance Cycle also measured performance over a multi-year period, and shares of Kraft common stock are earned based on achievement of key internal financial metrics and Total Shareholder Return results relative to the companies in our Former Parent's Performance Peer Group. No individual performance factor is used in the calculation. No dividends or dividend equivalents are paid or earned on unvested performance shares. Actual shares earned can range from 0% to 200% based upon performance.

Target award levels within the 2010 – 2012 plan for the Named Executive Officers as of January 1, 2010 were:

Kraft NEOs as of 12/29/2012					Former Executives[1]		
Mr. Vernon	Mr. McLevish	Mr. Cahill[2]	Mr. El-Zoghbi	Mr. Rovit[2]	Ms. Rosenfeld	Mr. Brearton	Mr. Khosla
170%	170%	—	60%	—	310%	85%	130%

(1) Former Executives did not receive awards under our 2010 – 2012 LTIP.

(2) Messrs. Cahill and Rovit were not employees of our Former Parent at the time of grant, and therefore, were not eligible for the 2010 – 2012 LTIP.

At Spin-Off, we and our Former Parent each adjusted our outstanding LTIP programs so that the performance shares to be awarded under our respective programs would be in shares of our respective companies. Accordingly, the Named Executive Officers, who remained employed with us at year end, received Kraft target performance shares with an equivalent intrinsic value to the pre-spin awards.

The performance cycle was originally three years, but was shortened to 33 months (January 1, 2010 – September 30, 2012) due to the Spin-Off. Following the Spin-Off, our Former Parent's Committee determined that the LTIP rating for the pre-spin period was 160%. Because the performance period was scheduled to end within three months of the Spin-Off, our Former Parent's Committee truncated the performance period so that the award would be earned solely based on the performance during the pre-spin period. Vesting for the remaining three months of the cycle was changed to be time-based. The performance rating of 160% was used to determine actual shares earned for the period. Subsequently, the Committee approved the rating for the pre-spin period and used these results to determine actual shares earned for the period:

2010—2012 LTIP

Key Financial Metric	Weighting	Threshold	Target	Maximum	Actual Pre-Spin Results	Performance Rating
Organic Net Revenue Growth[1]	25%	3.0%	4.0%	8.0%	4.7%	117%
Operating EPS Growth[2]	25%	4.0%	8.0%	13.0%	9.1%	122%
Annualized Relative Total Shareholder Return[3]	50%	25th percentile	Median (50th percentile)	90th percentile	93rd percentile	200%
			Actual Business Performance Rating			**160%**

(1) For 2010 our Former Parent's Committee used Combined Organic Net Revenue Growth (which captured the impact of the Cadbury acquisition). For 2011 and 2012, our Former Parent's Committee used Organic Net Revenue Growth.

(2) For 2010, 2011 and 2012, our Former Parent's Committee modified the EPS Growth measure from Ongoing to Operating to align with our Former Parent's EPS benchmark communicated externally.

(3) Annual Relative Total Shareholder Return is based on our Former Parent's Performance Peer Group. Total Shareholder Return is through September 30, 2012.

There were no individual or business unit performance factors used in the calculation. Our Former Parent's Committee determined that performance was above target in Organic Revenue Growth and Operating EPS Growth. Annualized Relative Total Shareholder Return significantly exceeded the target. Our Former Parent's Committee believed the payout was appropriate given its overall evaluation of performance and economic conditions, and therefore did not use discretion to adjust the final business performance ratings. Based on target awards and the business performance rating of 160%, the chart below shows the share payouts for each of our Named Executive Officers.

Named Executive Officer[1]	Post-Spin Target Award (Shares)	Actual Award (Shares)	Award Value at Vest ($)[2]
Mr. Vernon	41,502	66,404	3,131,613
Mr. McLevish	40,067	64,108	3,023,333
Mr. El-Zoghbi	9,099	14,559	686,602

(1) Messrs. Cahill and Rovit were not eligible for the 2010 – 2012 LTIP. As noted above, Ms. Rosenfeld and Messrs. Brearton and Khosla are no longer employed by Kraft following the Spin-Off, and therefore, did not receive awards under our 2010—2012 LTIP.

(2) Award value is based on the average of high and low stock price of $47.16 on February 6, 2013, the vesting date.

Post-Spin Equity Awards

Founder's Day Grants

Prior to the Spin-Off, our Former Parent's Committee approved a one-time grant of stock-based awards to the current Named Executive Officers and other Kraft executives and key employees (the "Founder's Day Grant"). The Founder's Day Grant was intended to provide additional shareholder alignment and a retention incentive to key executives and was consistent with practices observed for other large spin-off transactions. For the Named Executive Officers, the Founder's Day Grants had the following values:

Named Executive Officer	Value at Grant ($)
Mr. Vernon	750,000
Mr. McLevish	200,000
Mr. Cahill	500,000
Mr. El-Zoghbi	200,000
Mr. Rovit	200,000

The Founder's Day Grant was made the day following the Spin-Off and was awarded in the form of Kraft RSUs. Generally, subject to continued employment, the RSUs will vest over a three-year period with 50% vesting on each of the second and third anniversaries of the grant date. Dividend equivalents are paid on unvested RSUs at the same time and rate as dividends are paid on Kraft common stock.

Special Awards

On November 16, 2012, Messrs. McLevish and Rovit were granted one-time RSU awards in recognition of their leadership in successfully completing our Spin-Off from our Former Parent. Mr. Rovit's award vests 100% after two years, and Mr. McLevish's award vests two-thirds on the second anniversary and the remaining one-third on the third anniversary of the grant date.

Named Executive Officer	Value at Grant ($)
Mr. McLevish	2,000,000
Mr. Rovit	500,000

Voluntary Non-Qualified Deferred Compensation

U.S. Deferred Compensation Plan

In 2012, certain U.S. senior management, including our Named Executive Officers, were eligible for a voluntary non-qualified deferred compensation plan. The program is similar to those provided to executive officers at many of the companies within the Compensation Benchmarking Group and is provided as a means to defer compensation for planning purposes. The deferred compensation plan provides an opportunity for executives to defer, on a pre-tax basis, up to 50% of their salary and up to 100% of their annual cash incentives. Interest rates are not above market rates.

U.S. Supplemental Benefits Plan

We also provide a non-qualified program, the Kraft Foods Group Supplemental Benefits Plan, for U.S. employees whose compensation exceeds the compensation limit established by the Code for tax-qualified plan contributions. Under this program, and consistent with all other U.S. employees, a company match is provided on contributions of base salary and annual cash incentives.

Management Stock Purchase Plan (MSPP)

We implemented the MSPP following the Spin-Off to provide a cost- and tax-effective way to enable executives to increase their level of ownership of Kraft stock. The MSPP allows Named Executive Officers, as well as other executives, to voluntarily elect to defer up to 50% of their pre-tax annual incentive payouts into Kraft stock-based deferred compensation units ("DCUs"). All deferrals receive a match equal to 25% of the deferral value in the form of Kraft RSUs. Amounts are deferred for three years and any matching RSUs vest 100% at the end of the three years. Dividend equivalents on DCUs and matching RSUs are paid on a current basis throughout the deferral period. The Committee believes that in addition to encouraging stock ownership, the MSPP further aligns management and shareholder interests while also providing an additional retention incentive. The first deferrals under this program will begin in 2014 for bonuses that are paid based on 2013 MIP results. All current Named Executive Officers elected to participate in the MSPP.

Perquisites

Our Named Executive Officers receive limited perquisites, including an auto allowance and financial counseling. Taxes on all perquisites are the sole responsibility of the Named Executive Officer. The types and total costs of perquisites we offer are less than those offered by the median of companies within the Compensation Benchmarking Group. The Committee believes that these perquisites are important for retention and recruitment purposes. Specific executive officer perquisites are listed in the footnotes to the 2012 Summary Compensation Table under "Executive Compensation Tables." Other than these perquisites, executive officers receive the same benefits as other Kraft employees.

For our former CEO, Ms. Rosenfeld, perquisites also included personal use of the corporate aircraft. For security and personal safety reasons, our Former Parent required Ms. Rosenfeld to use the corporate aircraft for both business and personal travel. This allowed Ms. Rosenfeld to be more productive and efficient when she traveled. This perquisite was eliminated at the Spin-Off for Kraft.

Post-Termination Compensation

Post-termination compensation consists of both separation pay and retirement benefits.

Change in Control Plan

We have a Change in Control Plan (the "CIC Plan") for senior management. The provisions in the CIC Plan are consistent with similar plans maintained by companies in the Compensation Benchmarking Group, including eligibility, severance benefit levels and treatment of cash and equity incentive compensation. The separation payments are structured to help assure that key personnel, including our Named Executive Officers, would be available to assist in the successful transition following a change in control and provide a competitive level of severance protection if the executive officer is involuntarily terminated without cause following a change in control. Under the CIC Plan, Messrs. Vernon and Cahill are entitled to three times, and the other Named Executive Officers two times, base salary plus target annual incentive as cash severance if terminated within 24 months following a change in control without cause or in the case of such Named Executive Officer's voluntary resignation with good reason. Restricted stock, RSUs and stock options only vest upon a change in control if the participant is terminated without cause or resigns for good reason within two years following the change in control or if the acquiring entity does not assume the awards ("double trigger"). Upon a change in control, outstanding performance share cycles are cashed out on a prorated basis for the portion of the cycle completed prior to the change in control based upon the target value of the award. In connection with the Spin-Off, we eliminated any excise tax gross-up protections for all executives.

The severance arrangements and other benefits provided under the CIC Plan (as well as the equity treatment upon certain separations in the event of a change in control) are described under "Executive Compensation Tables – Potential Payments upon Termination or Change in Control."

Non-Change in Control Severance Agreements

We do not have individual severance or employment agreements with any of our Named Executive Officers, except for Mr. McLevish. In order to effectively retain Mr. McLevish, we entered into a letter agreement on November 21, 2012, which outlines certain compensation treatment upon termination. The letter agreement provides that, upon any termination of employment of Mr. McLevish, without cause, either voluntary or involuntary, Mr. McLevish would receive a prorated portion of his annual target cash incentive award payable based on actual business performance and paid at the same time as Kraft makes payments to active employees. The letter agreement also provides that his unvested restricted stock awards or RSU awards and performance shares granted under our long-term incentive plan will vest pro-rata based on the number of full years completed in the vesting period or performance period, as applicable. However, if Mr. McLevish voluntarily terminates, any unvested shares granted on November 16, 2012 will be forfeited. The number of performance shares that vest will also be based on the actual business rating for each applicable performance cycle, and the shares will be delivered to Mr. McLevish at the same time as active employees' awards vest. In addition, Mr. McLevish's unvested options granted in the years prior to his termination date would continue to vest in accordance with their terms, and he would have the full terms of the options to exercise. Any option awards granted in the year of his termination would be forfeited. Further, Mr. McLevish agrees that upon termination, he will be subject to a general release of claims with respect to Kraft and non-compete, non-solicitation and confidentiality restrictions. The non-compete and non-solicitation restrictions would be in force for two years after he leaves Kraft.

For all other Named Executive Officers, we maintain a broad-based severance plan in the United States that provides for certain severance payments in the event of job elimination or a workforce reduction. Similar plans are generally available in other countries where we have employees. The plans facilitate recruitment and retention, as most of the companies in the Compensation Benchmarking Group offer similar benefits to their executives. The severance arrangements and other benefits provided for under these severance plans are described under "Executive Compensation Tables – Potential Payments upon Termination or Change in Control."

Retirement Benefits

We offer both tax-qualified and supplemental defined benefit retirement plans to executive officers, including our Named Executive Officers, with the exception of Messrs. Vernon, Cahill and Rovit. In the United States, employees, including Messrs. Vernon, Cahill and Rovit, hired on or after January 1, 2009 are not eligible to participate in either a tax-qualified or supplemental defined benefit retirement plan. Instead, these U.S. employees, including Messrs. Vernon, Cahill and Rovit, are eligible to participate in an enhanced defined contribution program. The defined benefit plan was closed to new participants at our Former Parent after December 31, 2008. In addition, accruals under the defined benefit pension plan will cease after 2019. Accrued amounts and additional details of these retirement programs are presented in the 2012 Pension Benefits Table and the accompanying narrative to the table under "Executive Compensation Tables."

The Committee believes that both the U.S. tax-qualified and supplemental defined contribution plans are integral parts of our overall executive compensation program. The supplemental defined contribution program is important because it encourages executive officers, including our Named Executive Officers, to save for retirement. The Committee believes that our Named Executive Officers should be able to defer the same percentage of their compensation, and receive the corresponding Kraft matching contributions, as all other employees, without regard to the compensation limit established by the Code, for tax-qualified plan contributions. As stated previously, employees hired on or after January 1, 2009, including Messrs. Vernon, Cahill and Rovit, are eligible to participate in an enhanced defined contribution program. This enhanced program is offered to U.S. employees not eligible to participate in the tax-qualified or supplemental defined benefit plans. Accrued amounts and additional details of each of the non-qualified deferred compensation programs offered to Named Executive Officers are presented in the 2012 Non-Qualified Deferred Compensation Benefits Table and the accompanying narrative to the table under "Executive Compensation Tables."

Summary of Compensation Paid to Named Executive Officers in 2012

There are no material differences in compensation policies with respect to each Named Executive Officer. We designed each of our Named Executive Officer's target compensation levels to be at or near our Former Parent's Compensation Survey Group's size-adjusted median before the Spin-Off and our new Compensation Benchmarking Group median after the Spin-Off. Actual compensation will be dependent on both business and individual performance in any given year.

The chart below shows a summary of specific compensation actions for each of the other Named Executive Officers in 2012. Details of each award are described in the prior section titled "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012."

Name	Salary Increase	New Salary ($)	2012 Annual Cash Incentive Payment ($)[1]	2012 Equity Awards (Shares)[2]	2010 – 2012 LTIP Payout (Actual Shares)[1]	2012 – 2014 LTIP Granted (Target Shares)[3]
Mr. Vernon	31.4%	1,000,000	947,625	**February 23, 2012 award** 27,640 restricted stock 165,800 stock options **October 2, 2012 Founder's Day Grant** 16,560 RSUs	66,404	56,220
Mr. McLevish	No salary increase	761,000	926,259	**February 23, 2012 award** 17,110 restricted stock 102,640 stock options **October 2, 2012 Founder's Day Grant** 4,420 RSUs **November 16, 2012 Special Award** 45,580 RSUs	64,108	34,390
Mr. Cahill	No salary increase	750,000	748,125	**January 3, 2012 award** 89,710 RSUs 179,400 stock options **October 2, 2012 Founder's Day Grant** 11,040 RSUs	—	—
Mr. El-Zoghbi	12.2%	550,000	703,494	**February 23, 2012 award** 6,910 restricted stock 41,450 stock options **October 2, 2012 Founder's Day Grant** 4,420 RSUs	14,559	11,070
Mr. Rovit	6.0%	530,000	399,344	**February 23, 2012 award** 6,580 restricted stock 39,480 stock options **October 2, 2012 Founder's Day Grant** 4,420 RSUs **November 16, 2012 Special Award** 11,400 RSUs	—	11,300
Former Executives						
Ms. Rosenfeld	—	1,550,000	—	**February 23, 2012 award** 87,000 restricted stock 521,950 stock options	—	133,890
Mr. Brearton	7.7%	700,000	—	**February 23, 2012 award** 15,800 restricted stock 94,750 stock options	—	29,370
Mr. Khosla	6.0%	800,000	—	**February 23, 2012 award** 18,430 restricted stock 110,540 stock options	—	26,090

(1) Former Executives' annual incentive payments and LTIP payouts were made by Mondelēz International, Inc. in 2013.

(2) Awards granted prior to October 1, 2012 are noted as shares of our Former Parent's (KFT) stock. At the time of the Spin-Off, these shares were adjusted and converted to shares of Kraft Foods Group, Inc. (KRFT) and Mondelēz International, Inc. (MDLZ), as described under "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012 – Pre-Spin Equity Awards." Awards granted after October 1, 2012 are noted as Kraft RSU awards.

(3) 2012-2014 LTIP awards were granted in shares of our Former Parent's (KFT) stock. At the time of the Spin-Off, these target shares were adjusted and converted to shares of each respective Named Executive Officer's company (KRFT or MDLZ).

2013 CEO & Executive Chairman Target Compensation

Our Committee approved changes to CEO target compensation for 2013. Mr. Vernon's annual incentive target will increase from 100% to 150%. Additionally his long-term incentive target will be $5,500,000. The actual long-term incentive grant will be allocated as 60% performance shares, 20% RSUs and 20% stock options. These changes to total compensation are due to his new role as CEO after the Spin-Off. His target 2013 total compensation is below our Compensation Benchmarking Group median.

There are no intended changes to Mr. Cahill's target annual or long-term incentive for 2013. The Committee will continue using a 75% RSU and 25% stock option mix due to the nature of his role.

Stock Ownership Guidelines and Holding Requirements

To align the interests of our Named Executive Officers with the interests of our shareholders, we have established stock ownership guidelines and holding requirements that exceed the median of our Compensation Benchmarking Group. Under Kraft's stock ownership guidelines, Named Executive Officers are required to own shares of common stock equal to a specified multiple of their annual base salary. The applicable levels are as follows:

CEO	6x salary
Chairman	5x salary
Other Named Executive Officers	4x salary

Shares of Kraft common stock, including sole ownership, direct purchase plan shares, restricted shares and such holdings in accounts over which the Named Executive Officer has direct or indirect ownership or control, all count as stock ownership. Stock options and unearned performance shares are not counted.

Named Executive Officers have five years from the date of hire and three years from the date they first become subject to a particular level of stock ownership to meet the ownership requirement. As a result of the stock treatment at Spin-Off, described under "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2012 – Pre-Spin Equity Awards," all Named Executive Officers will have three additional years from the date of the Spin-Off to attain the required level of Kraft stock. In the event that a Named Executive Officer does not meet the required levels of stock ownership, the CEO may take further action as he deems appropriate to ensure that the guidelines are met.

In addition to the stock ownership guidelines described above, we impose holding requirements on our Named Executive Officers. These requirements mandate that 100% of all shares acquired from stock option exercises or vesting of restricted stock or performance shares, net of shares withheld for taxes or payment of exercise price, must be held until the stock ownership guidelines are met. Further, once the stock ownership guidelines are met, a Named Executive Officer must hold 100% of these shares acquired through vesting for at least one year after stock option exercise or restricted stock/unit or performance share vesting.

In connection with the Spin-Off, all of our Named Executive Officers, including the former executive officers, agreed to hold 100% of Kraft shares until one year after the date of the Spin-Off (net-tax shares for shares that vest after the Spin-Off).

Policy on Recoupment of Executive Incentive Compensation in the Event of Certain Restatements

The Board or an appropriate committee of the Board may determine that, as a result of a restatement of Kraft's financial statements, an executive officer received more compensation than the executive officer would have received absent the incorrect financial statements. The Board or the Compensation Committee, in its discretion, may then take such actions as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such actions may include, to the extent permitted by applicable law:

- requiring the executive officer to repay some or all of any bonus or other incentive compensation paid;

- requiring the executive officer to repay any gains realized on the exercise of stock options or on the open-market sale of vested shares;

- canceling some or all of the executive officer's restricted stock or deferred stock awards and outstanding stock options;

- adjusting the executive officer's future compensation; or

- terminating or initiating legal action against the executive officer.

Anti-Hedging and Pledging Policy and Trading Restrictions

Our current insider trading policy limits the timing and types of transactions in Kraft securities by Section 16 officers, including our Named Executive Officers. Among other restrictions, the policy:

- allows Section 16 officers to trade company securities only during window periods (following earnings releases) and only after they have pre-cleared transactions;

- prohibits Section 16 officers from short-selling company securities or "selling against the box" (failing to deliver sold securities);

- prohibits Section 16 officers (and any member of the Section 16 officer's family sharing the same household) from transactions in puts, calls or other derivatives on Kraft securities on an exchange or in any other organized market, as well as any other derivative or hedging transactions on Kraft securities; and

- prohibits Section 16 officers from holding Kraft securities in a margin account or pledging Kraft securities as collateral for a loan.

Impact of Tax and Accounting Policies

It is our policy to consider the tax and accounting treatment of our compensation arrangements when designing the arrangements and making compensation decisions, including the tax deductibility of the compensation. Under section 162(m) of the Code, our ability to deduct compensation paid to our CEO and our next three highest paid executive officers, other than our CFO (the covered employees), is generally limited to $1.0 million annually unless the excess compensation qualifies as performance-based compensation. For 2012, the annual incentive awards, stock options, restricted stock, RSUs and performance shares awarded to covered employees were subject to, and intended to be made in accordance with, performance-based compensation arrangements previously implemented that were intended to qualify as tax deductible.

The Committee has retained the discretion to authorize payments that may not be tax deductible, if it believes that such payments are in the best interest of shareholders. Specifically, to the extent that a covered employee's 2012 compensation from a combination of base salary, the proceeds of vesting of restricted stock that was not intended to be performance-based, restricted stock dividends and certain taxable perquisites exceeded $1.0 million, the excess amount may not be deductible in 2012. In addition, our Former Parent's Committee and our Committee has granted certain off-cycle restricted stock or RSU grants in 2012, which are not intended to qualify as performance-based compensation under section 162(m). In future years when these awards vest, if the total of the executive's base salary, proceeds of vesting in these awards and any other amounts that are not performance-based compensation exceeds $1.0 million, the excess amount over $1.0 million would not be deductible.

EXECUTIVE COMPENSATION TABLES

2012 Summary Compensation Table

Name and Principal Position*	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
W. Anthony Vernon Chief Executive Officer	2012	920,404	—	3,957,450	790,866	947,625	—	216,616	6,832,961
	2011	758,081	—	2,016,702	506,803	1,167,000	—	133,055	4,581,641
	2010	743,462	—	1,900,236	491,266	409,450	—	113,413	3,657,827
Timothy McLevish Executive Vice President and Chief Financial Officer	2012	761,000	—	4,170,162	489,593	926,259	488,608	100,845	6,936,467
	2011	758,081	—	2,066,667	542,976	980,000	292,451	90,244	4,730,419
	2010	736,923	—	1,956,975	566,795	665,000	268,411	115,752	4,309,856
John Cahill Executive Chairman	2012	735,577	—	3,875,341	956,202	748,125	—	217,308	6,532,553
Georges El-Zoghbi Executive Vice President and President, Cheese & Dairy and Exports	2012	512,176	—	887,503	197,717	703,494	128,657	483,090	2,912,637
Sam Rovit Executive Vice President, Strategy	2012	521,923	400,000	1,384,080	188,320	399,344	—	110,213	3,003,880
Former Executives									
Irene Rosenfeld Former Chairman and Chief Executive Officer	2012	1,192,308	—	8,443,173	2,489,702	—	7,893,924	313,334	20,332,441
	2011	1,540,712	—	7,754,472	1,933,709	4,232,000	6,207,428	276,373	21,944,694
	2010	1,503,231	—	7,394,668	2,095,203	2,130,810	5,812,189	351,882	19,287,983
David Brearton Former Executive Vice President and Chief Financial Officer	2012	525,000	—	1,727,302	451,958	—	1,374,194	79,556	4,158,010
	2011	619,327	—	893,762	325,953	742,900	940,758	62,553	3,585,253
Sanjay Khosla Former Executive Vice President	2012	603,269	—	1,701,370	527,276	—	635,235	96,267	3,563,417
	2011	751,019	—	1,493,661	361,997	1,036,000	372,165	94,199	4,109,041
	2010	734,769	—	1,374,580	321,272	847,200	297,788	101,118	3,676,727

---

*   Ms. Rosenfeld and Messrs. Brearton and Khosla (the "Former Executives") resigned from their positions with us in connection with the Spin-Off and continued employment with our Former Parent. Therefore, the 2012 information reflects earnings and awards from January 1, 2012 through September 30, 2012. Each of our current Named Executive Officers assumed their current positions in connection with the Spin-Off. Mr. El-Zoghbi's responsibilities subsequently increased in February 2013 when he assumed responsibility for the Exports business.

(1) Under the terms of Mr. Rovit's offer letter when he joined our Former Parent in February 2011, he received a special cash bonus on the first anniversary of his hire date.

(2) The stock awards column includes awards of restricted stock, RSUs and performance shares. The amounts shown in this column represent the full grant date fair value of the stock awards granted in each year as computed in accordance with FASB ASC Topic 718. For performance shares, the amounts are based on the probable outcome of the performance conditions as of the grant date. Assumptions used in calculating these amounts are included in Note 9 to the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 (the "Form 10-K"). Below is a breakout of the 2012 – 2014, 2011 – 2013 and 2010 – 2012 performance share grant date fair values assuming target

performance and maximum performance (in the case of maximum, based on the maximum number of shares multiplied by the stock price on the grant date). Mr. Cahill was not eligible for the 2012 – 2014 performance share grant.

Name	Performance Cycle	Grant Date Fair Value ($)	Payment at Maximum Performance ($)
Mr. Vernon	2012 - 2014	2,157,266	4,230,555
	2011 - 2013	1,316,552	2,550,469
	2010 - 2012	1,250,011	2,465,262
Mr. McLevish	2012 - 2014	1,319,608	2,587,848
	2011 - 2013	1,316,552	2,550,469
	2010 - 2012	1,206,783	2,380,008
Mr. El-Zoghbi	2012 - 2014	424,776	833,018
Mr. Rovit	2012 - 2014	433,602	850,325
Former Executives			
Ms. Rosenfeld	2012 - 2014	5,137,608	10,075,223
	2011 - 2013	5,083,400	9,847,733
	2010 - 2012	4,621,521	9,114,527
Mr. Brearton	2012 - 2014	1,126,981	2,210,093
	2011 - 2013	443,312	858,799
Mr. Khosla	2012 - 2014	1,001,122	1,963,273
	2011 - 2013	993,372	1,924,393
	2010 - 2012	949,354	1,872,309

(3) The amounts shown in this column represent the full grant date fair value of the option awards granted in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in calculating these amounts are included in Note 9 to the consolidated financial statements contained in our Form 10-K.

(4) The amounts shown in this column represent awards earned under our Annual Cash Incentive Program (MIP), which are paid in March of the following year. Ms. Rosenfeld and Messrs. Brearton and Khosla were not our employees at year end, and therefore did not receive payments under our program for 2012 performance.

(5) The amounts shown in this column for Ms. Rosenfeld and Messrs. McLevish, El-Zoghbi, Brearton and Khosla represent the aggregate increase in the actuarial present value of each Named Executive Officer's benefits under our and our Former Parent's U.S. tax-qualified pension plans and other U.S. supplemental defined benefit pension plans. For Mr. Brearton, the amount includes benefits earned under the Canadian pension plan and Canadian non-registered pension plan. U.S. employees hired on or after January 1, 2009, including Messrs. Vernon, Cahill and Rovit, are not eligible to participate in the U.S. pension plans. However, they are eligible to participate in an enhanced defined contribution plan similar to all other U.S. employees hired after December 31, 2008.

(6) The amounts shown in the "All Other Compensation" column for 2012 include the following:

	Mr. Vernon ($)	Mr. McLevish ($)	Mr. Cahill ($)	Mr. El-Zoghbi ($)	Mr. Rovit ($)	Former Executives		
						Ms. Rosenfeld ($)	Mr. Brearton ($)	Mr. Khosla ($)
Personal use of company aircraft[a]	—	—	—	—	—	43,653	—	—
Car expenses	21,250	15,000	22,500	15,000	15,000	23,697	15,000	15,000
Financial counseling allowance	7,500	7,500	7,500	7,500	—	1,890	7,500	7,500
Employer match on defined contribution plans	187,866	78,345	62,308	9,500	95,213	244,094	57,056	73,767
Annual housing and transportation allowance[b]	—	—	125,000	—	—	—	—	—
Payments in connection with relocation[c]	—	—	—	451,090	—	—	—	—
Total All Other Compensation	**216,616**	**100,845**	**217,308**	**483,090**	**110,213**	**313,334**	**79,556**	**96,267**

(a) For reasons of security and personal safety, our Former Parent required Ms. Rosenfeld to use its aircraft for all travel. The incremental cost of personal use of the aircraft includes the cost of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contract costs, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per hour flown and other smaller variable costs. Fixed costs that would be incurred in any event to operate our Former Parent's aircraft (for example, aircraft purchase costs, maintenance not related to personal trips and flight crew salaries) are not included in the incremental cost of Ms. Rosenfeld's use of the aircraft. Ms. Rosenfeld is responsible for taxes in connection with her personal use of our Former Parent's aircraft and is not reimbursed for these taxes.

(b) Under the terms of Mr. Cahill's offer letter, he receives an annual allowance of $125,000 in lieu of relocation to cover housing and transportation expenses.

(c) These payments are in connection with Mr. El-Zoghbi's relocation, including an offset of lost compensation and visa documentation.

2012 Grants of Plan-Based Awards

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards(4) ($/Share)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Mr. Vernon	—	MIP	1,000,000	2,500,000	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	56,220	112,440	—	—	—	2,157,266
	02/23/2012	Restricted Stock	—	—	—	—	27,640	—	—	1,050,182
	02/23/2012	Stock Options	—	—	—	—	—	165,800	37.995	790,866
	10/02/2012	RSUs	—	—	—	—	16,560	—	—	750,002
Mr. McLevish	—	MIP	684,900	1,712,250	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	34,390	68,780	—	—	—	1,319,608
	02/23/2012	Restricted Stock	—	—	—	—	17,110	—	—	650,094
	02/23/2012	Stock Options	—	—	—	—	—	102,640	37.995	489,593
	10/02/2012	RSUs	—	—	—	—	4,420	—	—	200,182
	11/16/2012	RSUs	—	—	—	—	45,580	—	—	2,000,278
Mr. Cahill	—	MIP	750,000	1,875,000	—	—	—	—	—	—
	01/03/2012	RSUs	—	—	—	—	89,710	—	—	3,375,339
	01/03/2012	Stock Options	—	—	—	—	—	179,400	37.625	956,202
	10/02/2012	RSUs	—	—	—	—	11,040	—	—	500,002
Mr. El-Zoghbi	—	MIP	330,000	825,000	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	11,070	22,140	—	—	—	424,776
	02/23/2012	Restricted Stock	—	—	—	—	6,910	—	—	262,545
	02/23/2012	Stock Options	—	—	—	—	—	41,450	37.995	197,717
	10/02/2012	RSUs	—	—	—	—	4,420	—	—	200,182
Mr. Rovit	—	MIP	318,000	795,000	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	11,300	22,600	—	—	—	433,602
	02/23/2012	Restricted Stock	—	—	—	—	6,580	—	—	250,007
	02/23/2012	Stock Options	—	—	—	—	—	39,480	37.995	188,320
	10/02/2012	RSUs	—	—	—	—	4,420	—	—	200,182
	11/16/2012	RSUs	—	—	—	—	11,400	—	—	500,289
Former Executives										
Ms. Rosenfeld	—	MIP	—	—	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	133,890	267,780	—	—	—	5,137,608
	02/23/2012	Restricted Stock	—	—	—	—	87,000	—	—	3,305,565
	02/23/2012	Stock Options	—	—	—	—	—	521,950	37.995	2,489,702

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards(4) ($/Share)	Grant Date Fair Value of Stock and Option Awards(5) ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Mr. Brearton	—	MIP	—	—	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	29,370	58,740	—	—	—	1,126,981
	02/23/2012	Restricted Stock	—	—	—	—	15,800	—	—	600,321
	02/23/2012	Stock Options	—	—	—	—	—	94,750	37.995	451,958
Mr. Khosla	—	MIP	—	—	—	—	—	—	—	—
	01/02/2012	Performance Shares	—	—	26,090	52,180	—	—	—	1,001,122
	02/23/2012	Restricted Stock	—	—	—	—	18,430	—	—	700,248
	02/23/2012	Stock Options	—	—	—	—	—	110,540	37.995	527,276

(1) The target amounts represent the potential cash payout if both business and individual performance are at target levels under our 2012 Annual Cash Incentive Program (MIP). Actual amounts under our 2012 Annual Cash Incentive Program were paid in March 2013 and are disclosed in the 2012 Summary Compensation Table. The maximum amounts are equal to 250% of target. There are no threshold amounts under the program. Former Executives were not our employees as of December 29, 2012, and therefore did not receive payouts from Kraft for 2012 performance.

(2) The performance shares are granted under our 2012 – 2014 Long-Term Incentive Plan. The target number of shares shown in the table reflects the number of shares of our Former Parent's common stock (KFT) that would have been earned if each of the performance metrics were achieved at target levels. These shares of our Former Parent's stock were adjusted and converted to shares of our common stock (KRFT) for our current executives and to shares of Mondelēz International, Inc. (MDLZ) common stock for the Former Executives at the time of the Spin-Off. Actual shares awarded under the 2012 – 2014 Long-Term Incentive Plan are scheduled to be paid in March 2015. No dividends or dividend equivalents are paid or earned on unvested performance shares.

(3) Dividends and dividend equivalents are paid on the unvested restricted stock/units at the same rate as shareholders. Restricted stock awards were adjusted and converted into awards of both KRFT and MDLZ shares at the time of the Spin-Off. RSUs awarded on October 2, 2012 and November 16, 2012 were granted as KRFT shares.

(4) The exercise price of the stock option awards represents the fair market value (average of high and low stock prices) of our Former Parent's common stock on the grant date. For the stock options granted on February 23, 2012, the exercise price is greater than the closing stock price ($37.98) on that date. For the stock options granted on January 3, 2012, the exercise price is greater than the closing stock price ($37.27) on that date. Stock option awards were adjusted and converted into awards of both KRFT and MDLZ shares at the time of the Spin-Off.

(5) The amounts represent the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718.

2012 Outstanding Equity Awards at Fiscal Year End

Name	Grant Date	Stock Ticker	Option Awards[1]				Stock Awards[2]			
			Number of Securities Underlying Un-exercised Options Exercisable (#)	Number of Securities Underlying Un-exercised Options Unexerci-sable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. Vernon	02/23/2010	KRFT	—	—	—	—	7,436	330,233	—	—
	02/23/2010	KRFT	29,448	15,171	30.207	02/21/2020	—	—	—	—
	01/03/2011	KRFT	—	—	—	—	—	—	37,104	1,647,789
	02/23/2011	KRFT	—	—	—	—	7,333	325,659	—	—
	02/23/2011	KRFT	14,517	29,476	32.984	02/23/2021	—	—	—	—
	01/02/2012	KRFT	—	—	—	—	—	—	51,723	2,297,018
	02/23/2012	KRFT	—	—	—	—	9,213	409,149	—	—
	02/23/2012	KRFT	—	55,267	39.379	02/23/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	16,560	735,430	—	—
	02/23/2010	MDLZ	—	—	—	—	22,310	563,551	—	—
	02/23/2010	MDLZ	88,347	45,513	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	22,000	555,720	—	—
	02/23/2011	MDLZ	43,553	88,427	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	27,640	698,186	—	—
	02/23/2012	MDLZ	—	165,800	24.869	02/23/2022	—	—	—	—
Mr. McLevish	02/04/2008	KRFT	31,666	—	30.559	02/02/2018	—	—	—	—
	02/20/2009	KRFT	49,360	—	24.500	02/20/2019	—	—	—	—
	02/23/2010	KRFT	—	—	—	—	8,580	381,038	—	—
	02/23/2010	KRFT	33,976	17,503	30.207	02/21/2020	—	—	—	—
	01/03/2011	KRFT	—	—	—	—	—	—	37,104	1,647,789
	02/23/2011	KRFT	—	—	—	—	7,856	348,885	—	—
	02/23/2011	KRFT	15,553	31,580	32.984	02/23/2021	—	—	—	—
	01/02/2012	KRFT	—	—	—	—	—	—	31,639	1,405,088
	02/23/2012	KRFT	—	—	—	—	5,703	253,270	—	—
	02/23/2012	KRFT	—	34,214	39.379	02/23/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	4,420	196,292	—	—
	11/16/2012	KRFT	—	—	—	—	45,580	2,024,208	—	—
	02/04/2008	MDLZ	95,000	—	19.299	02/02/2018	—	—	—	—
	02/20/2009	MDLZ	148,080	—	15.472	02/20/2019	—	—	—	—
	02/23/2010	MDLZ	—	—	—	—	25,740	650,192	—	—
	02/23/2010	MDLZ	101,930	52,510	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	23,570	595,378	—	—
	02/23/2011	MDLZ	46,662	94,738	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	17,110	432,199	—	—
	02/23/2012	MDLZ	—	102,640	24.869	02/23/2022	—	—	—	—
Mr. Cahill	01/03/2012	KRFT	—	—	—	—	86,495	3,841,243	—	—
	01/03/2012	KRFT	—	173,095	38.996	01/03/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	11,040	490,286	—	—

			Option Awards[1]				Stock Awards[2]			
Name	Grant Date	Stock Ticker	Number of Securities Underlying Un-exercised Options Exercisable (#)	Number of Securities Underlying Un-exercised Options Unexerci-sable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. El-Zoghbi	02/04/2008	KRFT	3,626	—	30.559	02/02/2018	—	—	—	—
	02/20/2009	KRFT	4,800	—	24.500	02/20/2019	—	—	—	—
	02/23/2010	KRFT	—	—	—	—	1,716	76,208	—	—
	02/23/2010	KRFT	6,797	3,502	30.207	02/21/2020	—	—	—	—
	01/03/2011	KRFT	—	—	—	—	—	—	8,096	359,543
	02/23/2011	KRFT	—	—	—	—	2,620	116,354	—	—
	02/23/2011	KRFT	5,185	10,528	32.984	02/23/2021	—	—	—	—
	10/07/2011	KRFT	—	—	—	—	5,442	241,679	—	—
	01/02/2012	KRFT	—	—	—	—	—	—	10,184	452,271
	02/23/2012	KRFT	—	—	—	—	2,303	102,276	—	—
	02/23/2012	KRFT	—	13,816	39.379	02/23/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	4,420	196,292	—	—
	02/04/2008	MDLZ	10,880	—	19.299	02/02/2018	—	—	—	—
	02/23/2010	MDLZ	—	—	—	—	5,150	130,089	—	—
	02/23/2010	MDLZ	20,394	10,506	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	7,860	198,544	—	—
	02/23/2011	MDLZ	15,556	31,584	20.830	02/23/2021	—	—	—	—
	10/07/2011	MDLZ	—	—	—	—	16,328	412,445	—	—
	02/23/2012	MDLZ	—	—	—	—	6,910	174,547	—	—
	02/23/2012	MDLZ	—	41,450	24.869	02/23/2022	—	—	—	—
Mr. Rovit	01/03/2011	KRFT	—	—	—	—	—	—	12,024	533,986
	02/01/2011	KRFT	—	—	—	—	3,268	145,132	—	—
	02/23/2011	KRFT	—	—	—	—	2,356	104,630	—	—
	02/23/2011	KRFT	4,666	9,474	32.984	02/23/2021	—	—	—	—
	01/02/2012	KRFT	—	—	—	—	—	—	10,396	461,686
	02/23/2012	KRFT	—	—	—	—	2,193	97,391	—	—
	02/23/2012	KRFT	—	13,160	39.379	02/23/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	4,420	196,292	—	—
	11/16/2012	KRFT	—	—	—	—	11,400	506,274	—	—
	02/01/2011	MDLZ	—	—	—	—	9,805	247,674	—	—
	02/23/2011	MDLZ	—	—	—	—	7,070	178,588	—	—
	02/23/2011	MDLZ	13,998	28,422	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	6,580	166,211	—	—
	02/23/2012	MDLZ	—	39,480	24.869	02/23/2022	—	—	—	—

			Option Awards[1]				Stock Awards[2]			
Name	Grant Date	Stock Ticker	Number of Securities Underlying Un-exercised Options Exercisable (#)	Number of Securities Underlying Un-exercised Options Unexerci-sable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Former Executives*										
Ms. Rosenfeld	05/03/2007	KRFT	100,000	—	34.347	05/02/2017	—	—	—	—
	02/04/2008	KRFT	174,667	—	30.559	02/02/2018	—	—	—	—
	02/20/2009	KRFT	231,066	—	24.500	02/20/2019	—	—	—	—
	02/23/2010	KRFT	—	—	—	—	31,716	1,408,508	—	—
	02/23/2010	KRFT	125,596	64,702	30.207	02/21/2020	—	—	—	—
	02/23/2011	KRFT	—	—	—	—	27,976	1,242,414	—	—
	02/23/2011	KRFT	55,393	112,465	32.984	02/23/2021	—	—	—	—
	02/23/2012	KRFT	—	—	—	—	29,000	1,287,890	—	—
	02/23/2012	KRFT	—	173,987	39.379	02/23/2022	—	—	—	—
	05/03/2007	MDLZ	300,000	—	21.691	05/02/2017	—	—	—	—
	02/04/2008	MDLZ	524,000	—	19.299	02/02/2018	—	—	—	—
	02/20/2009	MDLZ	693,200	—	15.472	02/20/2019	—	—	—	—
	02/23/2010	MDLZ	—	—	—	—	95,150	2,403,489	—	—
	02/23/2010	MDLZ	376,794	194,106	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	83,930	2,120,072	—	—
	02/23/2011	MDLZ	166,178	337,392	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	87,000	2,197,620	—	—
	02/23/2012	MDLZ	—	521,950	24.869	02/23/2022	—	—	—	—
Mr. Brearton	02/04/2008	KRFT	16,960	—	30.559	02/02/2018	—	—	—	—
	02/20/2009	KRFT	21,160	—	24.500	02/20/2019	—	—	—	—
	02/23/2010	KRFT	—	—	—	—	2,860	127,013	—	—
	02/23/2010	KRFT	11,324	5,835	30.207	02/21/2020	—	—	—	—
	02/23/2011	KRFT	—	—	—	—	2,620	116,354	—	—
	02/23/2011	KRFT	5,185	10,528	32.984	02/23/2021	—	—	—	—
	05/09/2011	KRFT	—	—	—	—	1,966	87,310	—	—
	05/09/2011	KRFT	3,927	7,856	35.187	05/09/2021	—	—	—	—
	02/23/2012	KRFT	—	—	—	—	5,266	233,863	—	—
	02/23/2012	KRFT	—	31,584	39.379	02/23/2022	—	—	—	—
	02/04/2008	MDLZ	50,880	—	19.299	02/02/2018	—	—	—	—
	02/20/2009	MDLZ	63,480	—	15.472	02/20/2019	—	—	—	—
	02/23/2010	MDLZ	—	—	—	—	8,580	216,731	—	—
	02/23/2010	MDLZ	33,976	17,504	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	7,860	198,544	—	—
	02/23/2011	MDLZ	15,556	31,584	20.830	02/23/2021	—	—	—	—
	05/09/2011	MDLZ	—	—	—	—	5,900	149,034	—	—
	05/09/2011	MDLZ	11,783	23,567	22.221	05/09/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	15,800	399,108	—	—
	02/23/2012	MDLZ	—	94,750	24.869	02/23/2022	—	—	—	—

			Option Awards[1]				Stock Awards[2]			
Name	Grant Date	Stock Ticker	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. Khosla	02/04/2008	KRFT	20,920	—	30.559	02/02/2018	—	—	—	—
	02/23/2010	KRFT	—	—	—	—	4,863	215,966	—	—
	02/23/2010	KRFT	19,258	9,921	30.207	02/21/2020	—	—	—	—
	02/23/2011	KRFT	—	—	—	—	5,240	232,708	—	—
	02/23/2011	KRFT	10,369	21,054	32.984	02/23/2021	—	—	—	—
	02/23/2012	KRFT	—	—	—	—	6,143	272,811	—	—
	02/23/2012	KRFT	—	36,847	39.379	02/23/2022	—	—	—	—
	02/04/2008	MDLZ	62,760	—	19.299	02/02/2018	—	—	—	—
	02/23/2010	MDLZ	—	—	—	—	14,590	368,543	—	—
	02/23/2010	MDLZ	57,776	29,764	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	15,720	397,087	—	—
	02/23/2011	MDLZ	31,109	63,161	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	18,430	465,542	—	—
	02/23/2012	MDLZ	—	110,540	24.869	02/23/2022	—	—	—	—

---

* Ms. Rosenfeld and Messrs. Brearton and Khosla resigned from their positions with us in connection with the Spin-Off and continued employment with our Former Parent. Therefore, the 2012 information reflects grants from January 1, 2012 through September 30, 2012, and excludes any performance shares granted in 2011 or 2012 as those awards were converted to Mondelēz International, Inc. shares only.

(1) The vesting schedule for outstanding stock option awards is as follows:

Grant Date	Grant Type	Vesting Schedule
05/03/2007	Stock Options	One-half of the shares under this performance-contingent stock option vested if the price of our Former Parent's common stock maintained an average trading price of $38.11 over a consecutive ten-day period during the ten-year term of the stock option award. On January 20, 2012, one-half of the option shares vested under the terms of the award. The other one-half of the shares vested if the price of our Former Parent's common stock maintained an average trading price of $41.43 for a consecutive ten-day period during the ten-year term of the stock option award. On September 4, 2012, the remaining half of the option shares vested under the terms of the award.
02/04/2008	Stock Options	First tranche (33%) vested on 02/04/2009, the second tranche (33%) vested on 02/04/2010 and last tranche (34%) vested on 02/04/2011.
02/20/2009	Stock Options	First tranche (33%) vested on 02/19/2010, second tranche (33%) vested on 02/18/2011 and last tranche (34%) vested on 02/17/2012.
02/23/2010	Stock Options	First tranche (33%) vested on 02/22/2011, second tranche (33%) vested on 02/22/2012 and last tranche (34%) vests on 02/22/2013.
02/23/2011	Stock Options	First tranche (33%) vested on 02/23/2012, second tranche (33%) vests on 02/25/2013 and last tranche (34%) vests on 02/24/2014.
05/09/2011	Stock Options	Options vest in three equal installments on 05/09/2012, 05/09/2013 and 05/09/2014.
01/03/2012	Stock Options	First tranche (33%) vests on 01/02/2013, second tranche (33%) vests on 01/02/2014 and last tranche (34%) vests on 01/02/2015.
02/23/2012	Stock Options	First tranche (33%) vests on 02/23/2013, second tranche (33%) vests on 02/23/2014 and last tranche (34%) vests on 02/23/2015.

(2) The vesting schedule for outstanding stock awards is as follows:

Grant Date	Grant Type	Vesting Schedule
02/23/2010	Restricted stock	100% of award vests on 02/22/2013.
01/03/2011	Performance shares	100% of award vests on 12/31/2013, subject to the approval of the Compensation Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in February 2014.
02/01/2011	Restricted stock	100% of award vests on 02/1/2013.
02/23/2011	Restricted stock	100% of award vests on 02/24/2014.
05/09/2011	Restricted stock	100% of award vests on 05/09/2014.
10/07/2011	Restricted stock	25% vested on 10/02/2012, remaining 75% of award vests on 10/07/2014.
01/02/2012	Performance shares	100% of award vests on 12/31/2014, subject to the approval of the Compensation Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in February 2015.
01/03/2012	RSUs	100% of award vests on 01/02/2015.
02/23/2012	Restricted stock	100% of award vests on 02/23/2015.
10/02/2012	RSUs	50% of award vests on 10/02/2014 and 50% vests on 10/02/2015.
11/16/2012	RSUs	Award made to Mr. McLevish vests 67% on 11/17/2014 and the remaining 33% on 11/16/2015. Award made to Mr. Rovit vests 100% on 11/17/2014.

(3) The market value of the shares that have not vested is based on closing price of $44.41 (for KRFT common stock) and $25.26 (for MDLZ common stock) on December 28, 2012, the last trading day of our fiscal year, as reported on the NASDAQ.

2012 Option Exercises and Stock Vested

Name	Stock Ticker	Option Awards		Stock Awards	
		Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[1] ($)
Mr. Vernon	KFT	—	—	11,970	485,144
	KRFT	—	—	66,404	3,131,613
Mr. McLevish	KFT	—	—	37,020	1,409,722
	KRFT	—	—	64,108	3,023,333
Mr. El-Zoghbi	KFT	—	—	3,600	137,088
	KRFT	—	—	16,373	768,759
	MDLZ	14,400	151,891	5,442	152,022
Mr. Rovit	KFT	—	—	9,805	378,620
Former Executives					
Ms. Rosenfeld	KFT	—	—	173,300	6,599,264
Mr. Brearton	KFT	—	—	15,870	604,330
Mr. Khosla	KFT	54,400	941,474	62,410	2,376,573

(1) The amounts shown are calculated based on the fair market value (average of high and low stock prices) of our common stock on the date of exercise or vesting.

(2) The amounts shown include KRFT performance shares awarded under our 2010 – 2012 LTIP with a performance cycle which ended on December 31, 2012.

2012 Pension Benefits

Name[1]	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)	Payments During Last Fiscal Year ($)
Mr. McLevish	Kraft Foods Group, Inc. Retirement Plan	5.3	184,856	—
	Kraft Foods Group, Inc. Supplemental Benefits Plan I	5.3	1,140,715	—
Mr. El-Zoghbi	Kraft Foods Group, Inc. Retirement Plan	3.3	70,188	—
	Kraft Foods Group, Inc. Supplemental Benefits Plan I	3.3	172,549	—
Former Executives				
Ms. Rosenfeld	Kraft Foods Global, Inc. Retirement Plan	29.9	1,330,993	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	29.9	29,161,356	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan II	1.7[4]	1,805,493	—
Mr. Brearton	Kraft Foods Global, Inc. Retirement Plan	16.4	735,598	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	16.4	3,682,133	—
	Kraft Canada Retirement Plan[5]	11.8	295,068	
Mr. Khosla	Kraft Foods Global, Inc. Retirement Plan	5.8	227,853	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	5.8	1,528,314	—

(1) Messrs. Vernon, Cahill and Rovit are not eligible to participate in Kraft's pension plans since they joined Kraft after December 31, 2008.

(2) The years of credited service under the plans are equivalent to the years of total U.S. service for Messrs. McLevish and El-Zoghbi through December 29, 2012. For the Former Executives, the years of service and pay accruals ceased as of September 30, 2012. For Ms. Rosenfeld and Messrs. McLevish, El-Zoghbi, Brearton and Khosla, the amounts reflect the actuarial present value of benefits accumulated under the respective retirement plans, in accordance with the same assumptions and measurement dates disclosed the consolidated financial statements contained in our Form 10-K.

(3) The assumptions for each of the plans are as follows:

- Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 62 for Ms. Rosenfeld and Mr. Brearton, and 65 for Messrs. McLevish, El-Zoghbi and Khosla. Present value amounts are discounted for current age;
- Measurement date of December 29, 2012;
- Discount rate of 4.10%;
- RP 2000 Generational Scale AA Mortality Table; and
- Present values are calculated as of December 29, 2012. For those employees assigned to our Former Parent as of September 30, 2012, service and pay accruals ceased as of that date.

For Mr. Brearton, the amount also reflects the actuarial present value of benefits accumulated under the Kraft Canada pension plan.

The assumptions for this plan are as follows:

- Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 60. Present value amounts are discounted for current age;
- Measurement date of December 29, 2012;

- Discount rate of 4.00%; and
- RP 2000 Generational Scale AA Mortality Table.

(4) Reflects the number of years of credited service, which includes an enhanced pension benefit that provides for additional credited service during the period between 2004 and 2006. The value of this enhancement at Ms. Rosenfeld's 2012 compensation level is approximately $1,805,493.

(5) Mr. Brearton has service under our Former Parent's U.S. and Canadian pension plan. According to the Kraft Foods Global, Inc. retirement plan (the "U.S. Plan") policy on retirement benefits (the "Retirement Benefits Policy"), eligible active employees who transfer from a non-U.S. affiliate directly to a U.S. affiliate will be provided a benefit from the U.S. Plan using service recognized by the U.S. Plan after the date of transfer to the U.S. affiliate, as well as all years of "Relevant Service" under the non-U.S. Plan.

Under the Retirement Benefits Policy, the benefit is calculated as follows:

Based on the current benefit formula for the U.S. Plan, the employee's pension benefit under the U.S. Plan will be equal to the sum of:

- the benefit calculated under the formula in the U.S. Plan, except that "years of service" are equal to service on and after the date of transfer while the employee is a participant in the U.S. Plan, plus Relevant Service

minus

- the benefit earned and either paid or payable under the Non-U.S. Plan(s) based on Relevant Service.

A participant who is eligible for the Retirement Benefits Policy receives benefits equal to the sum of:

- the actual benefit earned under the Non-U.S. Plan; plus, the greater of:
  - (a) the benefit under the U.S. Plan calculated under the Retirement Benefits Policy; and
  - (b) the benefit earned under the U.S. Plan, based on years of service on and after the date of transfer while the employee is a participant in the U.S. Plan.

Retirement Benefit Plan Descriptions

Both the qualified and supplemental retirement plans are generally offered to executive officers, including the Named Executive Officers, and vary by country. In connection with the Spin-Off, our Former Parent assumed all obligations under the below retirement plans relating to the Former Executives.

Kraft Foods Group, Inc. Retirement Plan

Beginning January 1, 2009, this program is not offered to newly hired U.S. employees. However, all eligible full-time and part-time U.S. employees hired before January 1, 2009, including Messrs. McLevish and El-Zoghbi and Former Executives Ms. Rosenfeld and Messrs. Brearton and Khosla, are covered automatically in our or our Former Parent's funded non-contributory, tax-qualified defined benefit plan. Messrs. Vernon, Cahill and Rovit, who were hired after December 31, 2008, are not eligible for this program. Messrs. Vernon, Cahill and Rovit, similar to all other U.S. employees, who were hired after December 31, 2008, are eligible to participate in an enhanced defined contribution plan, which is described under "– 2012 Non-Qualified Deferred Compensation Benefits – U.S. Supplemental Defined Contribution Plan" below.

Benefits under this plan are payable upon retirement in the form of an annuity or a lump sum (if the employee was hired before 2004). Normal retirement under this plan is defined as age 65 with five years of vesting service, at which point participants are eligible to receive an unreduced benefit. Vested participants may elect to receive benefits before age 65, but the amount is reduced as benefits are paid over a longer period of time. Participants must have at least five years of service to become vested.

The formula used to calculate a benefit is equal to the following:

- 1.3% of final average pay up to the Social Security covered compensation amount multiplied by years of service up to 30; plus

- 1.675% of final average pay in excess of the Social Security covered compensation amount, multiplied by years of service up to 30; plus
- 0.5% of final average pay multiplied by years of service in excess of 30. Final average pay is defined as the greater of (1) the average of an executive officer's salary plus annual bonus during the last 60 consecutive months of service before separation and (2) the five highest consecutive calendar years of salary plus annual bonus during the last ten years prior to separation. Social Security covered compensation is an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches age 65. (If you were born between 1938 and 1954, the 35–year average ends in the year you reach age 66. If you were born after 1954, the 35–year average ends in the year you reach age 67). The Internal Revenue Service has established certain limits on how much employees may receive from this plan.

Employees hired before January 1, 2004, with at least ten years of service, are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that the employee retires.

Kraft Foods Group, Inc. Supplemental Benefits Plan I

The Code limits the amount employees may receive from the tax-qualified pension plan. Therefore, we offer a Supplemental Defined Benefit Pension Plan and several Named Executive Officers participate in this plan. Beginning January 1, 2009, this program is not offered to newly hired U.S. employees. However, all eligible full-time and part-time U.S. employees hired before January 1, 2009, including Messrs. McLevish and El-Zoghbi and Former Executives Ms. Rosenfeld and Messrs. Brearton and Khosla, may participate in this unfunded plan that provides for the difference between what would have been payable based upon the pension plan formula stated above absent the applicable Code limits and the amount actually payable from the Kraft Foods Group, Inc. Retirement Plan. Additionally, any eligible base salary and annual cash incentive deferrals made under the voluntary non-qualified deferred compensation plan are considered non-qualified earnings and are subsequently paid out under this plan regardless of whether or not the executive exceeds the applicable Code limits. Messrs. Vernon, Cahill and Rovit, hired after December 31, 2008, are not eligible for this program. Messrs. Vernon, Cahill and Rovit are eligible to participate in an enhanced defined contribution plan, which is described under "– 2012 Non-Qualified Deferred Compensation Benefits – U.S. Supplemental Defined Contribution Plan" below. Employees hired before January 1, 2004, with at least ten years of service, are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that the employee retires.

Kraft Foods Group, Inc. Supplemental Benefits Plan II – Former Executive Ms. Rosenfeld

Ms. Rosenfeld's employment offer letter provided her with credited service during the period she was not working for our Former Parent between 2004 and 2006. This enhanced pension benefit was part of a broader incentive program designed to compensate Ms. Rosenfeld for the forfeiture of benefits at her prior employer, as well as to encourage her to return to our Former Parent.

The benefits payable to Ms. Rosenfeld before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that she retires.

Kraft Canada Retirement Plan for Canadian Salaried Employees – Former Executive Mr. Brearton

The defined benefit (DB) provisions of the plan were closed to new members on January 1, 2011. Each employee who was a member on December 31, 2010 shall remain a DB member on and after January 1, 2011. Benefits under this plan are payable upon retirement in the form of a monthly pension payment. Normal retirement under this plan is defined as age 65, at which point participants are eligible to receive an unreduced benefit. Participants may elect to receive benefits before age 65 but the amount is reduced as benefits are paid over a longer period of time.

The formula used to calculate a benefit is equal to the following:

Post December 31, 1990 (Prior Plan C) – 1.25% of final average earnings (five years) less 2.8572% of the Canada Pension Plan benefit, multiplied by credited service in the plan (maximum 35 years).

Post December 31, 1986 to Pre January 1, 1991(Prior Plan A) – 1.25% of final average earnings (five years) less 1.4285 of the Canada Pension Plan benefit, multiplied by credited service in the plan (maximum 35 years).

Pre January 1, 1987 – Better of:

- 1.25% of final average earnings (five years) less 1.4285% times .5 of the Canada Pension Plan benefit, multiplied by credited service in the plan (maximum 30 years); or

- 1.00% of final average earnings (five years) multiplied by credited service in the plan (maximum 30 years).

Employees hired before January 1, 1991 are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 65 are reduced by 4% for each year (maximum 20%) between age 55 and age 60. The benefits are unreduced after age 60.

<u>Kraft Foods Canada Supplemental Benefits Plan – Former Executive Mr. Brearton</u>

The Canadian Government limits the amount employees may receive from the tax-qualified pension plan. Therefore, we offer a Supplemental Defined Benefit Pension Plan. All eligible full-time and part-time salaried employees may participate in this unfunded plan that provides for the difference between what would have been payable based upon the pension plan formula stated above and the amount actually payable from the Kraft Foods Canadian retirement plan. Eligible employees may retire under this plan at age 55. The benefits payable to employees eligible to retire before age 65 are reduced by 4% each year (maximum 20%) between age 55 and age 60. The benefits are unreduced after age 60.

2012 Non-Qualified Deferred Compensation Benefits

Name	Executive Contributions in 2012[1] ($)	Registrant Contributions in 2012[2] ($)	Aggregate Earnings in 2012[3] ($)	Aggregate Withdrawals/ Distributions in 2012 ($)	Aggregate Balance as of December 29, 2012[4] ($)
Mr. Vernon	110,244	165,366	12,795	—	562,781
Mr. McLevish	87,808	67,095	30,256	—	1,169,736
Mr. Cahill	26,538	39,808	545	—	66,892
Mr. El-Zoghbi	—	—	—	—	—
Mr. Rovit	48,475	72,713	2,827	—	152,102
Former Executives[5]					
Ms. Rosenfeld	310,458	232,844	94,563	—	—
Mr. Brearton	468,418	45,805	268,798	—	—
Mr. Khosla	208,390	62,517	29,720	—	—

(1) All executive contributions made in 2012 were under the U.S. Supplemental Defined Contribution Plan. Amounts are deferred from base salary and amounts paid in 2012 under the Annual Cash Incentive Program are included in the 2012 Summary Compensation Table. The amount of executive contributions in 2012 attributable to base salary and Annual Cash Incentive Program awards for the participating Named Executive Officers is as follows:

Name	Base Salary ($)	Annual Cash Incentive Program Award ($)
Mr. Vernon	45,000	65,244
Mr. McLevish	87,808	—
Mr. Cahill	26,538	—
Mr. Rovit	25,546	22,929
Former Executives		
Ms. Rosenfeld	56,538	253,920
Mr. Brearton	60,000	408,418
Mr. Khosla	68,711	139,679

(2) The amounts in this column are also included in the "All Other Compensation" column in the 2012 Summary Compensation Table.

(3) The amounts in this column are at market rates and are not reflected in the 2012 Summary Compensation Table.

(4) The aggregate balance includes amounts that were reported as compensation for our Named Executive Officers in prior years. Amounts reported attributable to base salary, Annual Cash Incentive Program awards or all other compensation that were reported in the Summary Compensation Table of our Former Parent's previously filed proxy statements for the participating Named Executive Officers are as follows: Mr. McLevish – $924,982; and Mr. Vernon – $266,051.

(5) Aggregate balances at year end are zero for the Former Executives as they are no longer with Kraft. In connection with the Spin-Off, they continued employment with our Former Parent, who assumed all balances for the Former Executives.

<u>U.S. Supplemental Defined Contribution Plan</u>

Because the Code limits the amount that may be contributed to the tax-qualified defined contribution plan on behalf of an employee, we offer a Supplemental Defined Contribution Plan. Messrs. Vernon, Cahill, McLevish and Rovit contributed to the plan through December 29, 2012. Former Executives Ms. Rosenfeld and Messrs. Brearton and Khosla contributed to the Supplemental Defined Contribution Plan through September 30, 2012. This is an unfunded plan that allows eligible employees to defer a portion of their annual compensation (base salary and annual incentive awards) and receive corresponding Kraft matching amounts to the extent that their contributions to the tax-qualified defined contribution plan (and the corresponding Kraft matching contributions) are limited by Code Section 401(a)(17) or 415. Executives must defer receipt of the payments until retirement. Executive contributions and employer matching amounts earn the same rate of return as the Interest Income Fund, which is a market rate fund available to employees in the tax-qualified defined contribution plan. The rate of return under this investment fund in 2012 was 2.85%.

<u>U.S. Executive Deferred Compensation Plan</u>

The Kraft U.S. Executive Deferred Compensation Plan is a non-qualified plan that allows our U.S. Named Executive Officers to defer, on a pre-tax basis, up to 50% of salary and up to 100% of their annual and long-term cash incentives. The investment choices are similar to those offered to eligible employees in our U.S. 401(k) plan. Participants may elect to defer their compensation until termination of employment or retirement. They may also elect to receive distributions of their accounts while still employed with Kraft, but the plan requires a minimum deferral period of two years. Distributions may be made in a lump sum or in annual installments of between two and ten years.

Potential Payments upon Termination or Change in Control

The tables and narrative below describe the potential payments to each Named Executive Officer upon termination or in connection with a change in control. Other than the types of compensation and benefits described in the tables below or as would be received by all other salaried employees, no other payments are earned by or would be awarded to the Named Executive Officers. In accordance with SEC rules, all information described in this section is presented as if a triggering event occurred on December 29, 2012, the last day of our 2012 fiscal year.

<u>Involuntary Termination Without Cause (Non-Change in Control Event)</u>

We may provide separation pay and benefits to our employees, including the Named Executive Officers, in the event of an involuntary termination without cause. In these circumstances, we have a separation pay plan in the United States that provides employees a payment equal to one month of salary for every year of service up to a maximum of 12 months, assuming at least five years of service.

Under the plan, an involuntary termination without cause is any company-initiated termination for reasons other than:

- continued failure to substantially perform the job duties, other than a failure resulting from incapacity due to disability;
- gross negligence, dishonesty or violation of any reasonable company rule or regulation if the violation results in significant damage to Kraft; or
- engaging in other conduct that adversely reflects on Kraft in any material respect.

These separation benefits are generally structured similarly to those benefits available to all other employees. The separation pay and benefits available to all employees are generally contingent upon Kraft receiving a general release of claims from the employee.

On a case-by-case basis, we may provide additional pay and benefits to Named Executive Officers in excess of the amount typically payable upon an involuntary termination without cause. These additional pay and benefits amounts would be compensation for receiving non-competition, non-solicitation, non-disparagement and confidentiality agreements from our Named Executive Officers, in addition to a general release.

The typical elements of separation pay and benefits consist of base salary continuation, health and welfare benefits continuation and outplacement assistance.

Separation Pay

Separation pay to Named Executive Officers is typically 12 months of base salary, except for the Chief Executive Officer, who is entitled to receive at least 24 months of base salary, plus pro-rata target annual cash incentive. That amount may be increased, at the discretion of management, with the approval of the Compensation Committee, in consideration of the restrictive covenants described above.

Separation pay amounts are typically paid as salary continuation. In some cases, amounts are paid in a lump sum. In the event that separation pay is considered deferred compensation, subject to Section 409A of the Code, payments that would otherwise have been payable are withheld during the six-month period following termination of employment to comply with Section 409A. We then pay the amount, in a lump sum without interest, as soon as permitted under Section 409A.

Benefits Continuation

Named Executive Officers typically continue participating in the health and welfare benefits plans during the period in which they continue to receive a salary. If an executive officer receives separation pay in a lump sum, then his or her participation in the health and welfare benefits plans ends at the end of the month in which they left Kraft. In addition, under our retirement plans, eligible Named Executive Officers receive an additional one year of pension accrual.

Stock Vesting

In accordance with Mr. Rovit's employment offer letter, if he is involuntarily terminated without cause prior to the vesting of the restricted stock granted to him upon joining Kraft, those restricted stock awards will continue to vest on the normal vesting date. As of December 29, 2012, Mr. Rovit's restricted stock granted to him upon joining Kraft had not fully vested. Additionally, in accordance with Mr. McLevish's letter agreement, he would receive a prorated vesting of performance share awards and prorated vesting of certain restricted stock and RSU awards upon an involuntary termination.

Additional Arrangements.

In addition to the separation pay and benefits described above, car allowance and financial counseling allowance will continue for each of the Named Executive Officers for one year and for two years for Mr. Vernon.

Potential Payout upon an Involuntary Termination Without Cause at Fiscal Year End 2012

Name	Separation Pay[1] ($)	Health & Welfare Continuation[2] ($)	Value of Unvested Restricted Stock and Performance Share Awards[3] ($)	Continuation of Benefits[4] ($)	Present Value of Additional Retirement Benefit Plans[5] ($)	Total ($)
Mr. Vernon	2,000,000	45,625	—	66,666	—	2,112,291
Mr. McLevish	761,000	21,963	2,569,138	22,500	254,111	3,628,712
Mr. Cahill[6]	—	—	—	—	—	—
Mr. El Zoghbi	550,000	20,305	—	22,500	75,682	668,487
Mr. Rovit	530,000	21,140	392,806	22,500	—	966,446

(1) For the Named Executive Officers active as of December 29, 2012, the amounts reflect the following: two years of base salary continuation for Mr. Vernon and one year of base salary continuation for Messrs. McLevish, El-Zoghbi and Rovit.

(2) The amounts reflect two years of medical, dental, long-term disability and life insurance premiums for Mr. Vernon, and one year of medical, dental, long-term disability and life insurance premiums for the other Named Executive Officers.

(3) Under the terms of Mr. McLevish's letter agreement, unvested restricted stock, RSU and performance share awards will vest based on the full years elapsed between the grant date and termination date. Under the terms of Mr. Rovit's offer letter, all unvested restricted shares granted to him as sign-on equity awards will continue to vest on the scheduled vesting dates. The values of the restricted stock / unit awards are based on December 28, 2012 (the last trading day of our fiscal year) closing prices of $44.41 for KRFT common stock and $25.26 for MDLZ common stock.

(4) The amounts reflect the value of financial counseling and car allowances for two years for Mr. Vernon and one year for the other Named Executive Officers.

(5) The amounts reflect one year of additional pension accrual for Messrs. McLevish and El-Zoghbi.

(6) Under the terms of his offer letter, Mr. Cahill is not eligible for severance if employment ends due to an involuntary termination.

Change in Control Arrangements

The key elements of the CIC Plan are provided in the table below:

Plan Element	Description

Definition of Change in Control ("CIC")	Subject to certain exceptions, the occurrence of one of the conditions below:
	
	 • Acquisition of 20% or more of our outstanding voting securities;
	 • Changes to Board membership during any consecutive 24-month period that results in less than 50% of the current Board members elected to the Board;
	 • Our merger or consolidation with another company, and
	    a) we are not the surviving company; or
	    b) the other entity owns 50% or more of our outstanding voting securities; or
	 • Complete liquidation of Kraft or the sale of all or substantially all of our assets.

Plan Element	Description
Double Trigger for Payment of Separation Benefits under CIC Plan	• Consummation of a CIC; and • Within two years of a CIC, termination of employment by Kraft other than for "cause," as a result of death or disability or by the executive officer for "good reason," and the termination of employment satisfies the definition of a "separation from service" under Section 409A.
Definition of "Cause"	• Continued failure to substantially perform the participant's job duties (other than resulting from incapacity due to disability); • Gross negligence, dishonesty or violation of any reasonable rule or regulation of Kraft where the violation results in significant damage to Kraft; or • Engaging in other conduct which adversely reflects on Kraft in any material respect.
Definition of "Good Reason"	We take any other action that results in the following: • Substantial diminution in job duties; • Material reduction in compensation; • Relocation beyond 50 miles; or • Increased business travel.
Severance Amounts Upon Double Trigger	• Chief Executive Officer and Executive Chairman – three times base salary plus target annual incentive; • All other Named Executive Officers – two times base salary plus target annual incentive; • Additional credited years of pension service and welfare benefits equal, in years, to the severance multiple within Section 409A standards; • Continuation of financial counseling and car allowances for three years for the Chief Executive Officer and Executive Chairman, and two years for the other Named Executive Officers; • Outplacement services up to two years following the CIC; and • The foregoing benefits are subject to non-compete and non-solicit restrictive covenants.
Treatment of Incentive Awards	• Awards under the Annual Cash Incentive Program and the LTIP are paid out in cash at target levels, on a pro-rata basis. This is a "single trigger" payment.
Treatment of Equity Awards	• Restricted stock, RSUs and stock options only vest upon a CIC if the participant is terminated by Kraft other than for cause or by the executive officer for good reason and the termination of employment satisfies the definition of a "separation from service" under Section 409A and occurs within two years following such CIC or if the acquiring entity does not assume the awards ("double trigger").

Potential Payout upon an Involuntary Termination Due to a Change in Control at Fiscal Year End 2012

The table below was prepared as though each of the Named Executive Officers had been terminated involuntarily without cause within a two-year period following a change in control on December 29, 2012. The assumptions and valuations are noted in the footnotes to the table.

Name	Separation Payment[1] ($)	Long-Term Incentive Plan Award[2] ($)	Health & Welfare Continuation[3] ($)	Value of Unvested Stock Awards[4] ($)	Value of Unvested Stock Options[4] ($)	Present Value of Additional Retirement Plan Benefits[5] ($)	Continuation of Benefits[6] ($)	Total ($)
Mr. Vernon	6,000,000	1,864,199	68,438	3,617,927	1,568,335	—	125,000	13,243,899
Mr. McLevish	2,891,800	1,566,888	43,926	4,881,462	1,566,092	508,222	70,000	11,528,390
Mr. Cahill	4,500,000	—	72,951	4,331,529	937,206	—	92,500	9,934,186
Mr. El-Zoghbi	1,760,000	390,453	40,610	1,648,434	460,632	151,365	70,000	4,521,494
Mr. Rovit	1,696,000	509,886	42,280	1,642,192	315,803	—	70,000	4,276,161

(1) For the Named Executive Officers active as of December 29, 2012, the amounts reflect the following: three times base salary plus target annual incentive for Messrs. Vernon and Cahill and two times base salary plus target annual incentive for Messrs. McLevish, El-Zoghbi and Rovit.

(2) The amounts reflect the prorated LTIP awards based on business performance ratings of 100% and awards paid at the Named Executive Officer's individual target at the assumed date of a CIC. The portion of the pro-rata LTIP awards relating to the 2011 – 2013 and 2012 – 2014 performance cycles are based on a December 28, 2012 KRFT common stock closing price of $44.41.

(3) The amounts reflect our cost of providing medical, dental, long-term disability and life insurance premiums for three years for Messrs. Vernon and Cahill and two years for Messrs. McLevish, El-Zoghbi and Rovit.

(4) The amounts reflect the value of the immediate vesting of all outstanding restricted stock and RSU awards and outstanding stock options as of the effective date of termination, based on December 28, 2012 closing prices of $44.41 for KRFT common stock and $25.26 for MDLZ common stock.

(5) Our CIC Plan provides an additional two years of pension accrual for Messrs. McLevish and El-Zoghbi.

(6) The amounts reflect the value of financial counseling, car allowance and outplacement services.

Potential Payout upon Other Types of Separations

In the event that a Named Executive Officer is terminated from Kraft due to death, disability or normal retirement (retirement at or after the age of 65 years), all unvested restricted stock, RSUs and stock options would vest in full. In addition, the Named Executive Officer would become eligible for award payments under the annual cash and long-term incentive plans. These award payments would be prorated based on the number of months the Named Executive Officer participated in the applicable plans.

Based on a December 29, 2012 termination due to death, disability or normal retirement, the estimated value of the payments for the Named Executive Officers are described in the table below:

Name	Long-Term Incentive Plan Award[1] ($)	Value of Unvested Stock Awards[2] ($)	Value of Unvested Stock Options[2] ($)	Total ($)
Mr. Vernon	1,864,199	3,617,927	1,568,335	7,050,461
Mr. McLevish	1,566,888	4,881,462	1,566,092	8,014,442
Mr. Cahill	—	4,331,529	937,206	5,268,735
Mr. El-Zoghbi	390,453	1,648,434	460,632	2,499,519
Mr. Rovit	509,886	1,642,192	315,803	2,467,881

(1) The amounts reflect the prorated LTIP awards based on business performance ratings of 100% and awards paid at the Named Executive Officer's individual target at the assumed date of a termination due to death, disability or normal retirement. The portion of the pro-rata LTIP awards relating to the 2011 – 2013 and 2012 – 2014 performance cycles are based on a December 28, 2012 KRFT common stock closing price of $44.41.

(2) The amounts reflect the value of the immediate vesting of all outstanding restricted stock and RSU awards and outstanding stock options as of the effective date of termination, based on December 28, 2012 closing prices of $44.41 for KRFT common stock and $25.26 for MDLZ common stock.

In the event a Named Executive Officer separates due to early retirement (retirement at or after the age of 55 years, but before the age of 65 years, and with at least ten years of service with Kraft), he or she could be considered for partial awards under the annual cash, long-term incentive and/or equity programs, at the discretion of our Compensation Committee. The value of the total payments for each Named Executive Officer could range from $0 to an amount no greater than the amounts shown above under normal retirement.

Former Executives

The Former Executives were no longer our employees as of October 1, 2012. In connection with the Spin-Off, they resigned from their positions with us and continued employment with our Former Parent. The Former Executives received no payment in connection with their termination from Kraft.

OWNERSHIP OF EQUITY SECURITIES

The following table shows the number of shares of our common stock beneficially owned as of March 15, 2013, unless otherwise noted, by each director, director nominee and Named Executive Officer, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. None of our common stock owned by these individuals is subject to any pledge. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Beneficially Owned Shares[1][2]	Deferred Stock/Additional Underlying Units[3]	Total Shares/Interests Held
Directors and Director Nominees:			
John T. Cahill	57,121	169,745	226,866
W. Anthony Vernon	171,196	41,280	212,476
Abelardo E. Bru (nominee)	—	1,860	1,860
L. Kevin Cox	133	1,860	1,993
Myra M. Hart	4,175	3,849	8,024
Peter B. Henry	—	2,352	2,352
Jeanne P. Jackson (nominee)	—	1,860	1,860
Terry J. Lundgren	—	1,099	1,099
Mackey J. McDonald	—	3,849	3,849
John C. Pope	10,111[4]	2,750	12,861[4]
E. Follin Smith (nominee)	—	1,860	1,860
Named Executive Officers:[5]			
Timothy R. McLevish	271,478	60,270	331,748
Georges El-Zoghbi	56,086	10,420	66,506
Sam B. Rovit	27,764	20,100	47,864
Irene B. Rosenfeld	1,174,358[6]	—	1,174,358[6]
David A. Brearton	137,784	2,278	140,062
Sanjay Khosla	41,264	—	41,264
All directors and executive officers as a group (23 persons)[7]	995,622	412,263	1,407,885

(1) Individual directors and executive officers as well as all directors and executive officers as a group beneficially own less than 1% of our issued and outstanding common stock as of March 15, 2013.

(2) Includes the number of Kraft options that are exercisable, or will become exercisable, within 60 days after March 15, 2013 as follows: Mr. Vernon – 91,892; Mr. McLevish – 174,902; Mr. Cahill – 57,121; Mr. El-Zoghbi – 33,654; Mr. Rovit – 13,674; Ms. Rosenfeld – 864,232; Mr. Brearton – 83,926; Mr. Khosla – 27,302; and all of our current executive officers as a group – 596,636. Also includes restricted stock as follows: Mr. Vernon – 16,546; Mr. McLevish – 13,559; Mr. El-Zoghbi – 10,365; Mr. Rovit – 4,549; Ms. Rosenfeld – 56,976; Mr. Brearton – 9,852; Mr. Khosla – 11,383; and all of our current executive officers as a group – 119,772.

(3) Includes deferred stock units and shares held in the Kraft Foods Group, Inc. Thrift/TIP 401(k) Plans, Kraft Canada Optional Pension Plan, Kraft Canada Employee Savings Plan and/or Kraft Canada Group Registered Retirement Savings Plan as of January 31, 2013. Also includes deferred shares held in the stock deferral plan under the Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Employee Directors. These shares

accumulate dividends, which are reinvested in common stock. For a description of these deferred shares, see "Compensation of Non-Employee Directors" above.

(4) Includes 99 shares held in trust for the benefit of Mr. Pope's children to which he disclaims beneficial ownership.

(5) These officers and Messrs. Cahill and Vernon were our Named Executive Officers in 2012. As described further under "Compensation Discussion and Analysis," in connection with the Spin-Off, Ms. Rosenfeld and Messrs. Brearton and Khosla resigned from their positions with us and continue to serve in their current roles with our Former Parent.

(6) Includes 33 shares held by Ms. Rosenfeld's spouse to which she disclaims beneficial ownership.

(7) This group includes, in addition to the individuals named in the table under the heading "Directors and Director Nominees," our current executive officers: Timothy R. McLevish, Dino J. Bianco, Thomas F. Corley, Charles W. Davis, Adrienne D. Elsner, Georges El-Zoghbi, Robert Gorski, Diane Johnson May, Nicholas E. Meriggioli, Michael Osanloo, Sam B. Rovit and Kim K. W. Rucker.

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of December 31, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock[1]
BlackRock, Inc.[2] 40 East 52nd Street New York, NY 10022	41,134,579	6.9%

(1) Calculated based on shares of our issued and outstanding common stock as of March 15, 2013.

(2) Based on the Schedule 13G Information Statement filed on January 30, 2013 by BlackRock, Inc.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Policy on Transactions with Related Persons

We have a written policy regarding the review, approval and ratification of transactions with related persons. This policy provides that the Governance Committee will review each of Kraft's transactions involving an amount exceeding $120,000 and in which any "related person" had, has or will have a direct or indirect material interest. In general, "related persons" are our directors and executive officers, shareholders beneficially owning more than 5% of our outstanding common stock and their immediate family members. The Governance Committee will approve or ratify only those transactions that are fair and reasonable to Kraft and in our and our shareholders' best interests and that, in the course of its review and approval or ratification of a related person transaction under this policy, it will consider, among other matters:

- the commercial reasonableness of the transaction;

- the materiality of the related person's direct or indirect interest in the transaction;

- whether the transaction may involve an actual, or the appearance of a, conflict of interest;

- the impact of the transaction on the related person's independence (as defined in NASDAQ guidelines); and

- whether the transaction would violate any provision of our Directors Ethics Code or Code of Conduct.

Any member of the Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberations or decisions regarding the transaction. The chair of the Governance Committee will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting, and will report to the Governance Committee any transaction so approved or ratified.

Related Person Transactions

Pursuant to our policy, the Governance Committee determined that no transaction submitted for its review was a related person transaction during 2012, except for transactions with BlackRock Institutional Management Corporation ("BIMC"), a subsidiary of BlackRock, Inc. BlackRock is a beneficial owner of more than 5% of our common stock.

In 2012, we invested approximately $360 million in BlackRock Liquidity Fund's TempFund, a money market fund managed by BIMC. Our investment in TempFund was on terms substantially similar to our investments in money market funds of other investment firms and consistent with our normal cash management strategies. BlackRock's only interest in the transaction was as the owner of BIMC. The Governance Committee ratified the investment in TempFund after reviewing and discussing materials related to the investment.

Agreements with Our Former Parent

Prior to our Spin-Off from our Former Parent, we entered into a Separation and Distribution Agreement and several other agreements with our Former Parent in order to effect the Spin-Off and to govern our ongoing relationships after the Spin-Off, including agreements with respect to, among other things, employee matters, intellectual property rights, trademark licenses and tax matters, and under which we and our Former Parent have agreed to indemnify each other against certain liabilities arising from our respective businesses. In addition, to facilitate an orderly transition, we also entered into transition service agreements with our Former Parent providing for various services and rights following the Spin-Off.

The following summarizes the terms of the agreements we have entered into with our Former Parent in connection with the Spin-Off. Certain of the agreements summarized in this section have been included as exhibits to Amendment No. 1 to our Registration Statement on Form S-4 and Amendment No. 2 to our Registration Statement on Form S-4, filed with the SEC on October 26, 2012 and December 4, 2012, respectively. The following summaries of those agreements are qualified in their entirety by reference to the agreements as so filed.

Separation and Distribution Agreement

We entered into a Separation and Distribution Agreement with our Former Parent on September 27, 2012. The Separation and Distribution Agreement sets forth our agreements with our Former Parent regarding the principal actions required to be taken in connection with the Spin-Off. It also sets forth other agreements that govern aspects of our relationship with our Former Parent following the Spin-Off.

Internal Reorganization. The Separation and Distribution Agreement provided for the transfers of assets and assumptions of liabilities that were necessary in advance of our Former Parent's distribution of the shares of our common stock to its shareholders (the "Distribution") on October 1, 2012 (the "Distribution Date") so that we and our Former Parent each retained the assets of, and the liabilities associated with, our Former Parent's global snacks business and our Former Parent's North American grocery business, respectively. In connection with the Spin-Off, we undertook a series of internal reorganization transactions so that we held the global snacks business assets, liabilities and entities directly and separately from the North American grocery business assets, liabilities and entities. After these reorganization transactions, we transferred the global snacks business assets and entities to a new wholly owned subsidiary (the "New Snacks Company") in exchange for all of its outstanding stock and its assumption of specified liabilities. Following these steps, we held only the North American grocery business assets, liabilities and entities, and certain specified net liabilities that we assumed as described under "—Allocation of Net Liabilities," with the exception of the New Snacks Company, which held only the global snacks business assets, liabilities and entities, and certain specified net liabilities that we describe under "—Allocation of Net Liabilities." To complete the extraction of the global snacks business from us, we then distributed all of the stock of the New Snacks Company to our Former Parent.

Allocation of Net Liabilities. The Separation and Distribution Agreement, as a general matter, allocated assets and liabilities relating to our Former Parent's North American grocery business to us and assets and liabilities relating to the global snacks business to our Former Parent. However, because it is difficult or costly to segregate or separately administer certain assets and liabilities, in order to facilitate management and final payment of identified categories of obligations, the Separation and Distribution Agreement allocated specified categories of net liabilities to either us or our Former Parent that were not related principally to the business to which they were allocated.

For example, the Separation and Distribution Agreement allocated to us all receivables that were outstanding at the time of the Spin-Off arising from sales of products distributed through our warehouse distribution system, a portion of which arise out of the global snacks business. Similarly, the agreement allocated to us all trade payables relating to certain purchase orders for which we confirmed receipt, vendor price and quantity of the related services or goods and that were awaiting payment at the time of the Spin-Off, including purchase orders related to the global snacks business. Within 60 days after the Distribution Date, the Separation and Distribution Agreement provided for a true-up between us and our Former Parent of the net cash associated with our assumption of the trade payables and receivables related to the global snacks business, our targeted cash flows and the true-up of the Canadian cash position. This true-up resulted in an approximately $95 million payment to us by our Former Parent.

We and our Former Parent each assumed both known and unknown environmental liabilities related to our respective current operations. In addition, we assumed all environmental liabilities related to our Former Parent's and our closed, inactive or divested operations that were known at the time of the

Spin-Off, including certain known liabilities with respect to former operations that related to the global snacks business. Liabilities related to closed, inactive or divested operations that were not known at the time of the Spin-Off generally were specifically allocated to either us or our Former Parent.

Sharing of Liabilities. We and our Former Parent specifically allocated all liabilities that were known at the time of the Distribution to either company. The Separation and Distribution Agreement provides for certain specific potential pre-Distribution liabilities that are not otherwise specifically allocated to either us or our Former Parent in the Separation and Distribution Agreement to be shared by the parties. We and our Former Parent are each responsible for a portion of these shared liabilities. The division of these shared liabilities is determined, depending on the type of shared liability, through pre-determined fixed percentages or formulas.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between our Former Parent and its affiliates, on the one hand, and us, on the other hand, terminated effective as of the Distribution, except specified agreements and arrangements that were intended to survive the Distribution. The material agreements and arrangements that survived the Distribution are described in this section.

Representations and Warranties. In general, neither we nor our Former Parent made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may have been required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets were transferred on an "as is," "where is" basis.

Further Assurances. After the Distribution Date, we and our Former Parent must continue to use reasonable best efforts to consummate the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Exchange of Information. We and our Former Parent agreed to provide each other with reasonable access to information relating to the party requesting information. We and our Former Parent also agreed to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the Distribution Date or as amended after the Distribution Date in accordance with the Separation and Distribution Agreement.

Release of Claims. We and our Former Parent each agreed to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other's shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases are subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and our Former Parent each agreed to indemnify the other and each of the other's current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our Former Parent's and our respective businesses. In addition, our Former Parent agreed to indemnify us for the amount of any insurance deductible, self-insured retention or retrospective premium payable in connection with any liability arising on or before the Distribution Date (other than an asbestos cleanup/remediation liability or environmental liability), whether known or unknown as of the Distribution Date, that remained unpaid as of the Distribution Date and that would typically be covered prior to the Distribution Date under a commercial general liability (excluding any employee benefits liability or errors and omissions coverages), automobile liability, products, completed operations or similar policy of either us or our Former Parent, which indemnity is subject to a $50 million aggregate cap in the case of certain third-party claims relating to our products. Our Former Parent also agreed to indemnify us for workers' compensation liabilities as described under "—Employee Matters Agreement." In addition, our Former Parent agreed to indemnify us in the event that one of our subsidiaries following the Spin-Off that is one of four joint and several guarantors of $1.0 billion of indebtedness issued by Cadbury Schweppes US Finance LLC, a subsidiary of our Former Parent, is called upon to satisfy its obligation under the guarantee.

The amount of either party's indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement also specifies procedures regarding claims subject to indemnification.

Rights of First Offer. The Separation and Distribution Agreement provides a right of first offer to us in the event that our Former Parent proposes to divest specified cream cheese or processed cheese businesses, and a right of first offer to each of us and our Former Parent in the event that the other party proposes to divest specified trademark licenses. These rights expire on the fifth anniversary of the Distribution Date. We and our Former Parent may exercise these rights according to procedures set forth in the Separation and Distribution Agreement.

Allocation of Spin-Off Expenses. The Separation and Distribution Agreement provides that our Former Parent will be responsible for all of their and our fees, costs and expenses incurred prior to the Distribution Date in connection with the Spin-Off. We and our Former Parent will each pay our own fees, costs and expenses incurred following the Distribution Date in connection with the Spin-Off.

Transition Services Agreements

We have entered into three transition services agreements pursuant to which we and our Former Parent provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off. These services include research and development, sales and marketing, information technology, operations, procurement, hedging, human resources, payroll, benefits, accounting, finance, treasury and administrative services. The agreements generally provide for a term of up to two years following the Distribution Date. With certain exceptions, we and our Former Parent expect to charge for the services we render the actual costs incurred in rendering these services, plus an arm's-length markup.

Under the Master General Transition Services Agreement and the Master Information Technology Transition Services Agreement, we and our Former Parent generally agree to use commercially reasonable efforts to continue to provide to the other the services specified in these agreements at a relative level of service consistent in all material respects with that provided in the 12 months preceding the Distribution Date. We and our Former Parent also generally agree to use commercially reasonable efforts to end our respective needs for the transition services as soon as is reasonably possible.

Under the Master Research and Development Transition Services Agreement, we and our Former Parent generally agree to use commercially reasonable efforts to perform and deliver to the other the services specified in project statements issued pursuant to the Master Research and Development Transition Services Agreement, in accordance with the terms of the project statements.

For services performed in 2012, we paid our Former Parent approximately $21.9 million, and our Former Parent paid us approximately $6.8 million, under the transition services agreements.

Master Supply and Export Agreements

We entered into a Master Supply Agreement with our Former Parent that provides for reciprocal manufacturing and supply arrangements and an Export Agreement with our Former Parent that provides for the sale by us of certain products to be distributed by our Former Parent outside the United States (excluding Puerto Rico and the U.S. Virgin Islands) and Canada. These agreements provide for a term of up to two years following the Distribution Date. We and our Former Parent expect to charge for the goods we and they manufacture and supply the actual costs incurred in manufacturing and supplying such goods, plus an arm's-length markup. In certain cases, upon the termination of a buyer-supplier relationship established under the Master Supply Agreement, the buyer may be liable for costs the supplier incurred in connection with manufacturing or supplying goods for the buyer. For 2012, we paid our Former Parent approximately $4.5 million, and our Former Parent paid us approximately $37.0 million, under these agreements.

Tax Sharing and Indemnity Agreement and Certain Other Indemnification Rights

We entered into a Tax Sharing and Indemnity Agreement with our Former Parent that governs our Former Parent's and our rights, responsibilities and obligations after the Spin-Off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. Among other matters, as a former subsidiary of our Former Parent, we had, and continue to have following the Spin-Off, joint and several liability with our Former Parent to the Internal Revenue Service (the "IRS") and certain U.S. state tax authorities for our Former Parent's U.S. federal income and state taxes for the taxable periods in which we were part of our Former Parent's consolidated group. However, the Tax Sharing and Indemnity Agreement specifies the portion of this liability for which we will bear responsibility, and our Former Parent agreed to indemnify us against any amounts for which we are not responsible. The Tax Sharing and Indemnity Agreement, taking into account the applicable provisions of the Canadian Asset Transfer Agreement, provides that we will generally assume liability for and indemnify our Former Parent against U.S. state income taxes and Canadian federal and provincial income taxes attributable to our Former Parent's and our assets or operations for all tax periods prior to the Spin-Off, while our Former Parent will indemnify us against all U.S. federal income taxes and substantially all foreign income taxes, excluding Canadian income taxes, attributable to our Former Parent's and our assets or operations for all tax periods prior to the Spin-Off. See "—Canadian Asset Transfer Agreement." We and our Former Parent also agreed to generally transfer related deferred tax assets or deferred tax liabilities.

The Tax Sharing and Indemnity Agreement also provides special rules for allocating tax liabilities in the event that the Distribution, together with related transactions, is not tax-free. The Tax Sharing and Indemnity Agreement provides for covenants that may restrict our ability to pursue strategic or other transactions that might otherwise maximize the value of our business and may discourage or delay a change of control that our shareholders may consider favorable. Though valid as between the parties, the Tax Sharing and Indemnity Agreement will not be binding on the IRS or the Canada Revenue Agency.

Our Former Parent agreed to also indemnify us for certain tax liabilities that might arise as a result of certain steps in the internal reorganization taken in connection with the Spin-Off or of the receipt by us of certain payments on behalf of our Former Parent after the Spin-Off.

Employee Matters Agreement

We entered into an Employee Matters Agreement with our Former Parent that addresses employment, compensation and benefits matters. Subject to certain variations and exceptions, we retained or assumed employment, compensation and benefits liabilities relating to employees in the United States (including Puerto Rico) who were employed by us immediately after the Spin-Off and former employees whose last employment was with the North American grocery business. The Canadian Asset Transfer Agreement provides for similar arrangements in Canada. Key variations and exceptions to this general approach are described below.

In addition to retaining the liabilities (and, where applicable, related assets) associated with tax-qualified defined benefit pension plans, tax-qualified defined contribution plans and plans providing retiree medical and other welfare benefits for current and former North American grocery business employees, we retained or assumed these liabilities (and, where applicable, related assets) with respect to former U.S. employees of the global snacks business as of the Distribution Date, other than former employees of our Former Parent's Cadbury business. Our Former Parent retained or assumed these liabilities (and, where applicable, related assets) for its current employees, as well as former employees of the Cadbury business.

Similarly, in addition to retaining the liabilities with respect to benefit accruals of current and former North American grocery business employees under nonqualified retirement and deferred compensation plans, we retained or assumed these liabilities with respect to certain former U.S. employees of the global snacks business as of the Distribution Date, other than former employees of the Cadbury business and certain other former employees of the global snacks business. Where a trust or corporate-owned life insurance funds these obligations, we retained or assumed those funding vehicles. Our Former Parent retained or assumed these obligations (and any associated funding vehicles) for its current employees, as well as former employees of the Cadbury business and certain other former employees of the global snacks business.

Our Former Parent retained or assumed all workers' compensation liabilities for all of our Former Parent's and our employees with respect to injuries that occurred on or prior to the Distribution Date, except that claims that are defined by individual state workers' compensation boards as "cumulative trauma" claims generally have been allocated pro-rata based on pre-and post-Distribution service. Thus, we are generally only responsible for workers' compensation liabilities for our current and future employees for injuries that occurred or will occur after the Spin-Off.

For 2012, we paid our Former Parent approximately $0.4 million under the Employee Matters Agreement.

Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property

We entered into a Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property with our Former Parent that provides for ownership, licensing and other arrangements regarding the patents, trade secrets and related intellectual property that we and our Former Parent use in conducting our businesses. With certain exceptions, this agreement allocates global ownership of patents, trade secrets and know-how to us or our Former Parent generally based on primary use, ability to defend and prosecute the intellectual property and the likelihood of developing the intellectual property in the future. We and our Former Parent each cross-license some of our respective patents, trade secrets and know-how to the other. The cross-licenses provide the other party access to existing cross-licensed patents, trade secrets and know-how, including all cross-licensed patent applications, as well as certain patents that either party files within a specified period from the date of the agreement. Cross-licensed patents, trade secrets and know-how generally include all patents, trade secrets and know-how that both businesses currently utilize, or currently have specific plans to utilize, as well as all patents, trade secrets and know-how used in the coffee, powdered beverages, cream cheese and processed cheese businesses. The cross-licenses are generally perpetual and contain certain geographical and purpose restrictions on each party's right to practice the cross-licensed patents, trade secrets and know-how of the other party. With certain exceptions, the cross-licenses to the patents, trade secrets and know-how are royalty-free. Subject to certain restrictions, we and our Former Parent have a limited right to grant non-exclusive sub-licenses to certain third parties under specified cross-licensed patents, trade secrets and know-how. Both we and our Former Parent agreed not to disclose confidential information related to the cross-licensed patents, trade secrets and know-how except in specific circumstances.

Master Ownership and License Agreement Regarding Trademarks and Related Intellectual Property

We entered into a Master Ownership and License Agreement Regarding Trademarks and Related Intellectual Property with our Former Parent that provides for ownership, licensing and other arrangements regarding the trademarks and related intellectual property that we and our Former Parent use in conducting our businesses.

This agreement allocates ownership between us and our Former Parent of all trademarks, domain names and certain copyrights that our Former Parent or we owned immediately prior to the Distribution Date. The agreement generally allocates to us trademarks that primarily relate to or are primarily used in the North American grocery business and other specified trademarks used in the North American grocery business, including *Kraft*, *Kool-Aid*, *Crystal Light*, *MiO, Cracker Barrel*, *Velveeta*, *Cheez Whiz*, *Oscar Mayer*, *Lunchables*, *Planters*, *Jell-O*, *Cool Whip*, *Miracle Whip*, *A.1.*, *Grey Poupon*, *Shake 'N Bake*, *Baker's and Stove Top*, while generally allocating to our Former Parent trademarks that primarily relate to or are primarily used in the global snacks business and other specified trademarks used in the global snacks business. The agreement also provides for split ownership of specified trademarks, including the *Philadelphia*, *Maxwell House* and *Gevalia* trademarks. We own the rights to *Philadelphia* in the United States, Canada and the Caribbean and the rights to *Maxwell House* and *Gevalia* throughout North America and Latin America, and our Former Parent owns the rights to these trademarks in all other jurisdictions. The agreement generally allocates ownership of brand-related copyrights and domain names between us and our Former Parent in a similar manner.

The agreement generally restricts each party for a period of ten years following the Distribution Date from filing a trademark registration application for certain specified primary trademarks that would have been allocated to the other party under the ownership allocation described above had such party filed an application or obtained a registration for that trademark in the jurisdiction prior to the Distribution Date.

Under the agreement, we and our Former Parent each grant the other party various royalty-free licenses to use certain of its and our respective trademarks for specified products in specified jurisdictions perpetually or for a specified period following the Distribution Date. These licenses are generally royalty-free; however, certain of the licenses we are granted by our Former Parent for trademarks used in the *Tassimo* business require us to pay Mondelez Canada Inc., a wholly owned subsidiary of our Former Parent ("Mondelez Canada"), 2.5% royalties of our net revenues for sales in Canada of the applicable products.

The agreement generally grants us and our Former Parent a limited number of exclusive five-year, ten-year or perpetual licenses to use certain trademarks in jurisdictions where we or they engaged in appreciable business in products branded with such trademarks prior to the Distribution Date. The agreement generally grants us and our Former Parent exclusive two-year or non-exclusive one-year trademark licenses in jurisdictions where we or they engage in nominal business in products branded with such trademarks. Among other grants, we granted our Former Parent licenses to use in a limited number of specified jurisdictions the *Miracle/Miracle Whip*, *Kool-Aid*, *Cheez Whiz*, *Jell-O*, *MiO* and *Calumet* trademarks perpetually, the *Kraft* trademark (on primarily *Kraft*-branded products) and *Lunchables* trademark for ten years following the Distribution Date and the *Crystal Light* trademark for five years following the Distribution Date. Among other grants, our Former Parent granted us perpetual licenses to use the *Tang* trademark in the United States and Canada and the *Back to Nature* trademark on macaroni & cheese products in all jurisdictions and a ten-year renewable license to use the *Tassimo* trademark in the United States, Canada and the Caribbean. In addition to these long-term exclusive licenses, we granted our Former Parent a non-exclusive three-year license to use the *Kraft* trademark for products not primarily branded with the *Kraft* name. These and the other trademark licenses that we and our Former Parent granted to each other are each limited to the jurisdictions and products specified in the agreement.

The agreement contains sub-licensing and assignment restrictions, usage guidelines and reversion, quality control, cooperation, enforcement and maintenance provisions governing the trademarks that we and our Former Parent licensed to each other. In addition, the agreement includes diversion provisions under which we and our Former Parent agreed that neither we nor any of our affiliates will authorize or encourage the sale of branded products in jurisdictions where trademark ownership or license rights do not extend. These provisions also set forth audit procedures and liquidated damages applicable to certain material diversions of *Tang, Kool-Aid* and *MiO* products.

Canadian Asset Transfer Agreement

Kraft Canada Inc., our wholly owned subsidiary, entered into a Canadian Asset Transfer Agreement with Mondelez Canada that provides for the transfer of assets and the assumption of liabilities, excluding Canadian income taxes for all tax periods prior to the transfer, related to the global snacks business' Canadian operations. The transfer of assets and assumption of liabilities substantially follows the separation of assets and liabilities in the Separation and Distribution Agreement.

Additional Arrangements

We entered into additional agreements with our Former Parent pursuant to which we lease to or from our Former Parent warehouse, office and research and development facility space currently owned or leased by us or them, as applicable. The agreements generally provide for a term of up to two years following the Distribution Date. Each company will charge the other party for the space it leases its specified share of the operating costs and taxes that the company incurs in connection with the use and operation of each property, including its specified share of billboard, association, insurance and other fees, as set forth in the agreements. For 2012, our Former Parent paid us approximately $4.0 million, and we paid our Former Parent approximately $0.6 million, under these agreements.

ITEM 2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and related SEC rules, we are asking our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

As described in detail under "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, retain and motivate superior executive talent, including our Named Executive Officers, who are critical to our success. Under these programs, we seek to align pay and performance by making a significant portion of our Named Executive Officers' compensation dependent on:

- the achievement of specific annual and long-term strategic and financial goals; and
- the realization of increased shareholder value.

We have many compensation practices that ensure our compensation programs are strongly aligned with our goals and strategies and promote good pay and corporate governance practices. These practices are discussed in detail under "Board Committees and Membership – Compensation Committee" and "Compensation Discussion and Analysis" and include:

- substantial stock ownership guidelines and stock holding requirements for directors and executive officers that promote alignment of their interests with our shareholders' interests;
- 100% stock-based long-term incentive program;
- approximately 80% of our Chief Executive Officer's target total compensation is at-risk, incentive-based pay, of which over 60% is based on long-term performance;
- in 2013, our Chief Executive Officer's mix of at-risk, incentive-based pay as a part of total compensation will increase to approximately 85%;
- over 50% of our other Named Executive Officers' target total compensation is based on long-term performance;
- no payments for the tax liability (i.e., no gross ups) associated with executive perquisites; and
- significant risk mitigators, such as limits on incentive awards, use of multiple performance measures in our incentive plans, stock ownership and holding requirements, anti-hedging and anti-pledging policies and an executive incentive compensation recoupment (clawback) policy.

Please read "Compensation Discussion and Analysis" beginning on page 29 and "Executive Compensation Tables" beginning on page 57 for additional details about our executive compensation programs, including information about the fiscal year 2012 compensation of our Named Executive Officers.

We are asking our shareholders to support our Named Executive Officer compensation described in this Proxy Statement. This proposal gives you, as a shareholder, the opportunity to express your views on our Named Executive Officers' compensation. Your vote is not intended to address any specific item of our compensation program, but rather to address our overall approach to the compensation of our Named Executive Officers described in this Proxy Statement. Our Compensation Committee and our Board believe our overall program effectively implements our compensation philosophy and achieves our goals. Accordingly, we ask you to vote "FOR" the following resolution at our Annual Meeting:

"RESOLVED, that Kraft's shareholders approve, on an advisory basis, the compensation paid to Kraft's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narrative discussion."

Required Vote: Our Named Executive Officer compensation as disclosed in this Proxy Statement will be approved if it receives more votes FOR than votes AGAINST. Abstentions and broker "non-votes" are not considered as votes cast with respect to this proposal and therefore will have no effect on the outcome.

This vote on the Named Executive Officer compensation is advisory, and therefore will not be binding on Kraft, our Compensation Committee or our Board. However, our Board and Compensation Committee value our shareholders' opinions. If a significant percentage of our shareholders vote against the Named Executive Officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary or appropriate to address those concerns.

The Board recommends that you vote FOR the approval, on an advisory basis, of our Named Executive Officer compensation as disclosed in this Proxy Statement.

ITEM 3. ADVISORY VOTE ON THE FREQUENCY OF AN EXECUTIVE COMPENSATION VOTE

In accordance with Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and related SEC rules, we are asking our shareholders to indicate how frequently they want to vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Item 2 in this Proxy Statement. By voting on this Item 3, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years. This non-binding "frequency" vote is required at least once every six years beginning with this Annual Meeting.

After careful consideration of this proposal, our Board determined that an annual advisory vote on named executive officer compensation is the most appropriate alternative for Kraft and recommends that you vote for a one-year interval for the advisory vote on named executive officer compensation.

The Board believes that shareholders should vote on named executive officer compensation every year so that they may annually provide us with their direct input. Setting a one-year period for holding this shareholder vote will enhance shareholder communication by providing a clear, simple means for Kraft to obtain information on investor sentiment about our executive compensation philosophy, policies and practices. In addition, an annual advisory vote on executive compensation is consistent with our policy of seeking input from, and engaging in discussions with, our shareholders on corporate governance matters and our executive compensation program. We understand that our shareholders may have different views as to the best approach for Kraft, and we look forward to hearing from our shareholders on this proposal.

In voting on this proposal, you should be aware that you are not voting "for" or "against" the Board's recommendation to vote for a frequency of one year for holding future advisory votes on the compensation of our named executive officers. Rather, you are voting on your preferred voting frequency by choosing the option of one year, two years or three years or you may abstain from voting on this proposal.

Required Vote: The option of one year, two years or three years that receives a majority of votes cast (or the highest number of votes cast if no option receives a majority) by shareholders will be the frequency for the advisory vote on named executive officer compensation that has been selected by shareholders. Abstentions and broker "non-votes" are included in the number of shares present or represented for purposes of a quorum at the Annual Meeting, but are not considered as votes cast with respect to this proposal and therefore will have no effect on this proposal regarding the frequency of an advisory vote on executive compensation. Because this vote is advisory and not binding on Kraft, our Compensation Committee or our Board, our Board and Compensation

Committee may decide that it is in the best interests of our shareholders and Kraft to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

The Board recommends that you vote for the option of "1 YEAR" on the advisory vote on the frequency of an executive compensation vote.

ITEM 4. APPROVAL OF THE MATERIAL TERMS FOR PERFORMANCE-BASED AWARDS UNDER THE KRAFT FOODS GROUP, INC. 2012 PERFORMANCE INCENTIVE PLAN

We established the Kraft Foods Group, Inc. 2012 Performance Incentive Plan (the "2012 Incentive Plan"), effective August 1, 2012, upon approval of the plan by our Former Parent prior to the Spin-Off.

We are not amending or altering the 2012 Incentive Plan. However, we are seeking shareholders' approval of the eligibility requirements, performance objectives and award limits under the 2012 Incentive Plan. Shareholder approval of these terms of the 2012 Incentive Plan is one of the requirements for allowing us to continue to make awards that will be tax deductible by us as performance-based compensation.

Summary of the 2012 Incentive Plan

The material terms of the performance goals for awards that may be granted under the 2012 Incentive Plan are described below. This summary is qualified in its entirety by reference to the full text of the 2012 Incentive Plan, a copy of which is attached as Exhibit A to this Proxy Statement and incorporated into this Proxy Statement by reference. Please refer to Exhibit A for more information.

Administration. The Compensation Committee or a subcommittee thereof will administer the 2012 Incentive Plan. The Compensation Committee will select the eligible employees and non-management directors to receive awards and set the terms of the awards, including any performance goals applicable to awards. The Compensation Committee has the authority to permit or require the deferral of payment of awards. The Compensation Committee may delegate its authority under the 2012 Incentive Plan to officers of Kraft, subject to its guidelines, with respect to awards to be granted to employees who are not subject to either Section 16 of the Exchange Act or Section 162(m) of the Code.

Shares Reserved for Awards. The number of shares of our common stock reserved and available for awards under the 2012 Incentive Plan is 72,000,000, which includes the number of shares of common stock subject to the Spin-Off Awards (as defined below); provided that, (i) any shares granted under stock options or stock appreciation rights ("SARs") will be counted against this limit on a one-for-one basis; and (ii) any shares granted as awards other than stock options or SARs will be counted against this limit as three (3) shares for every one (1) share subject to such award. Under the 2012 Incentive Plan, as of March 15, 2013, the number of shares subject to outstanding awards was 23,195,552 and the number of shares available for future awards was 37,692,666. Of the outstanding awards, the number of options/SARs was 18,865,277 and the weighted average exercise price and term were $34.61 and 7.70 years, respectively.

If any award under the 2012 Incentive Plan is exercised or cashed out, terminates or expires, or is forfeited, without payment being made in the form of common stock, the shares subject to the award that were not so paid, if any, will again be available for distribution under the 2012 Incentive Plan. If a SAR or similar award based on the Spread Value (as defined below) of shares of common stock is exercised, the full number of shares of common stock with respect to which the award is measured will be considered distributed for purposes of determining the number of shares remaining available under the 2012 Incentive Plan. Similarly, any shares of common stock that are used by an employee to pay withholding taxes or as payment for the exercise price of an award will be considered distributed for purposes of determining the number of shares remaining available for issuance under the 2012 Incentive Plan.

In the event of any transaction or event that affects our common stock, including but not limited to a merger, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off, or issuance of rights or warrants, the Compensation Committee will make adjustments or substitutions with respect to the 2012 Incentive Plan and awards granted thereunder. The permitted adjustments are only those the Compensation Committee determines are appropriate to reflect the occurrence of the transaction or event, including but not limited to adjustments in the number and kind of securities reserved for issuance; in the award limits on individual awards; in the performance goals or performance cycles of any outstanding awards; to the number and kind of securities subject to outstanding awards; and, if applicable, to the grant or exercise prices or Spread Value of the awards. The Compensation Committee also may make awards in substitution of awards held by individuals who are, previously were, or become employees of Kraft in connection with the transaction. Notwithstanding the generally applicable provisions of the 2012 Incentive Plan, a substituted award may be on such terms as the Compensation Committee deems appropriate.

In connection with events described in the previous paragraph, the Compensation Committee is authorized, with respect to the 2012 Incentive Plan to:

- grant awards (including stock options, SARs, and other stock-based awards) with a grant price that is less than fair market value on the date of grant in order to preserve an existing gain under any similar type of award previously granted by Kraft or another entity to the extent that the existing gain would otherwise be diminished without payment of adequate compensation to the holder of the award for such diminution;

- cancel or adjust the terms of an outstanding award (except as otherwise provided under an award agreement), if appropriate to reflect a substitution of an award of equivalent value granted by another entity;

- make certain adjustments in connection with a spin-off or similar transaction, including (1) imposing restrictions on a distribution with respect to restricted stock or similar awards and (2) substituting comparable stock options to purchase the stock of another entity or substituting comparable SARs, restricted stock units, deferred stock units, or other stock-based awards denominated in the stock of another entity (in which case such stock of another entity will be treated in the same manner as common stock under the 2012 Incentive Plan), which may be settled in cash, our common stock, stock of another entity or other securities or property, as determined by the Compensation Committee; and

- provide for payment of outstanding awards in cash (including cash in lieu of fractional awards), provided that any payment is exempt from or complies with Section 409A of the Code.

Eligibility and Limits on Awards. Our employees who are responsible for or contribute to our management, growth and profitability are eligible to receive awards under the 2012 Incentive Plan. Our non-management directors are also eligible to receive awards under the 2012 Incentive Plan. Approximately 23,000 employees, including the current 14 executive officers, are eligible to participate in the 2012 Incentive Plan. The Compensation Committee has not made a determination as to which of these employees will receive awards under the 2012 Incentive Plan.

The 2012 Incentive Plan limits the amount of awards granted to a single employee, or non-management director, as applicable, as follows:

- the total number of shares of common stock subject to stock options and SARs awarded during a calendar year may not exceed 3,000,000 shares (not including the number of shares of common stock subject to awards (the "Spin-Off Awards") that were issued under the 2012 Incentive Plan in accordance with the Employee Matters Agreement between our Former Parent and us for the adjustment of awards issued under our Former Parent's equity incentive plans in connection with the Spin-Off;

- awards of restricted stock, restricted or deferred stock units (not including any Spin-Off Awards) may not exceed 1,000,000 shares in a calendar year;

- the value of a participant's annual incentive award, taking into account the cash and the fair market value of any common stock payable with respect to the award, may not exceed $10,000,000 with respect to any performance cycle;

- individual long-term incentive awards (not including any Spin-Off Awards) are limited to 400,000 shares multiplied by the number of years in the performance cycle and, in the case of awards expressed in currency, $8,000,000 multiplied by the number of years in the performance cycle, with respect to any performance cycle; and

- the fair market value on the date of grant, as determined by the Committee, of a non-management director's award in any calendar year, may not exceed $500,000 (not including Spin-Off Awards).

Annual and Long-Term Incentive Awards. Annual and long-term incentive awards may be granted under the 2012 Incentive Plan. These awards will be earned only if corporate, business unit or individual performance objectives over the performance cycles (generally, the calendar year, multiple calendar years or portions thereof) established by or under the direction of the Compensation Committee are met. For a discussion of performance objectives, see "— Performance Objectives" below. Incentive awards may be paid in the form of cash, shares of common stock, or in any combination thereof, as determined by the Compensation Committee.

Stock Options. The 2012 Incentive Plan permits the granting to eligible participants of incentive stock options ("ISOs"), which qualify for special tax treatment, and non-qualified stock options. The grant price per share of common stock purchasable under a stock option (other than any Spin-Off Awards) may not be less than 100% of the fair market value on the date of grant, except in connection with a corporate transaction as described above. No stock option may be exercised more than ten years after the grant date. Unless otherwise determined by the Compensation Committee, payment of the exercise price may be made in the form of our common stock already owned by the employee valued at fair market value on the date preceding the day of exercise.

SARs. SARs may be granted either singly or in combination with underlying stock options. SARs entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Compensation Committee) equal in value to the excess of the fair market value of the shares covered by such right over the grant price ("Spread Value"). The grant price for SARs will not be less than the fair market value of our common stock on the date of grant (other than with respect to any SARs granted as Spin-Off Awards). No SARs may be exercised more than ten years after the grant date.

Restricted Stock. Shares of restricted common stock may also be awarded. The restricted stock will vest and become transferable upon the satisfaction of conditions set forth in the applicable restricted stock award agreement. Restricted stock awards may be forfeited if, for example, the recipient's employment terminates before the award vests. Except as specified in the applicable restricted stock award agreement, while the holder of a restricted stock award may not sell, assign, transfer, pledge, or otherwise encumber the shares during the restricted period, he or she will have all other rights of a holder of common stock on his or her restricted shares including the right to receive dividends.

Restricted Stock Units and Deferred Stock Units. Restricted stock units and deferred stock units may be granted under the 2012 Incentive Plan. Restricted stock units and deferred stock units represent the right to receive shares of common stock, cash, or a combination of both, upon satisfaction of conditions set forth in the applicable award agreement. Restricted and deferred stock unit awards may be forfeited if, for example, the recipient's employment terminates before the award vests. Except as specified in the applicable award agreement, the recipient may not sell, assign, transfer, pledge, or otherwise encumber the shares during the restricted period and will have none of the rights of a holder of common stock unless and until shares of common stock are actually delivered in satisfaction of the restrictions and other conditions of such units. The Compensation Committee may provide for payment of dividend equivalents with respect to shares of common stock subject to awards that have not yet actually been issued under the award.

Other Stock-Based Awards. The 2012 Incentive Plan also provides for awards that are denominated in, valued by reference to, or otherwise based on or related to, our common stock. These awards may include, without limitation, performance shares that entitle the recipient to receive, upon satisfaction of performance goals or other conditions, a specified number of shares of our common stock or the cash equivalent thereof. When the value of such stock-based award is based on the difference between the fair market value of the shares covered by such award and the exercise price, the grant price for the award (other than any Spin-Off Awards) will not be less than the fair market value of our common stock on the date of grant, except in connection with a corporate transaction, as described above.

Vesting. Awards granted under the 2012 Incentive Plan will vest at such time or times as determined by the Compensation Committee. However, no condition relating to the vesting of an award that is based upon performance objectives will be based on a performance cycle of less than one year, and no condition that is based upon continued employment or the passage of time alone will provide for vesting of an award more rapidly than in installments over three years from the date the award is made, except:

- upon the death, disability or retirement of the participant;
- upon a Change in Control (as defined in the 2012 Incentive Plan);
- for stock options and SARs;
- for any award paid in cash;
- for any awards granted to non-management directors;
- for the Spin-Off Awards; and
- for up to 5% of the total shares authorized under the 2012 Incentive Plan, or 3,600,000 shares, of common stock that may be subject to awards without any minimum vesting period.

Change in Control Provisions. The 2012 Incentive Plan provides that any awards, other than incentive awards, that are either assumed by a successor corporation or an affiliate or replaced with equity awards that preserve the existing value of the awards at the time of a "Change in Control" (as defined in the 2012 Incentive Plan) and provide for payout in accordance with the same or more favorable performance goals and vesting schedule will remain outstanding according to the terms of such awards. However, if, (1) other than with respect to a non-management director, within two years after the Change in Control, the participant's employment is terminated without "cause" or, for a participant eligible to participate in our Change in Control Plan for Key Executives, the participant terminates his or her employment for "good reason" (each as defined in the 2012 Incentive Plan), or (2) with respect to a non-management director, such non-management director's service as a member of the Board ceases for any reason within one year after the Change in Control, then the participant's outstanding options and SARs will become fully vested and immediately exercisable and restrictions applicable to restricted stock awards, restricted and deferred stock unit awards, and other stock-based awards will lapse, and such awards will become fully vested. If awards, other than incentive awards, are not assumed by the successor corporation or an affiliate or replaced as described above, outstanding options and SARs will become fully vested and immediately exercisable and restrictions applicable to restricted stock awards, restricted and deferred stock unit awards, and other stock-based awards will lapse, and such awards will become fully vested. However, alternatively, the Board may provide for the cancellation of any such awards outstanding at the time of the Change in Control and, upon the consummation of the Change in Control, payment of an amount to each affected participant that is at least equal to the excess (if any) of the value of the consideration paid to Kraft's shareholders in connection with the Change in Control over the exercise or purchase price (if any) for the award.

In addition, incentive awards for which the right to payment has been earned in prior performance cycles but not paid out will become immediately payable in cash. Also, each participant holding an incentive award will be deemed to have earned a pro-rata portion of the target amount payable to the participant under the award determined by dividing the number of months (full or partial) elapsed in the performance cycle prior to the Change in Control by the total number of months in the performance cycle.

Except as otherwise specified in an award agreement, any of the Change in Control provisions discussed above that change the timing of payment of an award will not be applicable to an award subject to Section 409A of the Code.

Plan Amendment and Termination. The Board may at any time and from time to time amend the 2012 Incentive Plan in whole or in part. However, our shareholders must approve any amendment to the 2012 Incentive Plan that would:

- materially increase the benefits accruing to the participants;
- materially increase the number of securities that may be issued under the 2012 Incentive Plan;
- materially modify the requirements for participation in the 2012 Incentive Plan; or
- otherwise require shareholder approval in order to comply with applicable law or the rules of the NASDAQ Global Select Market or, if the shares of common stock are not traded on the NASDAQ Global Select Market, the principal national securities exchange upon which the shares of common stock are traded or quoted.

Except in connection with a corporate transaction described above under "— Shares Reserved for Awards," without shareholder approval, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or the base price of outstanding SARs, or cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an exercise price or base price, as applicable, that is less than the exercise price of the original stock option or base price of the original SAR, as applicable.

Except as discussed in the preceding paragraph, the Board may amend the terms of any award granted under the 2012 Incentive Plan prospectively or retroactively. However, except in connection with a corporate transaction described above under "— Shares Reserved for Awards," no such amendment may impair the rights of any participant without his or her consent. The Board may, in its discretion, terminate the 2012 Incentive Plan at any time. Termination of the 2012 Incentive Plan will not affect the rights of participants or their successors under any outstanding awards that are not exercised in full on the date of termination.

Performance Objectives. When so determined by the Compensation Committee, stock options, SARs, restricted stock, restricted stock units, deferred stock units, other stock-based awards and incentive awards may specify performance objectives or be granted subject to the achievement of performance objectives. The performance objectives may vary from employee to employee, group to group, and period to period. The performance objectives for awards that are intended to constitute "performance-based" compensation under Section 162(m) of the Code will be based upon one or more measures including: net earnings or net income (before or after taxes), operating income, earnings per share, net sales or revenue growth, adjusted net income, net operating profit or income, return measures (including, but not limited to, return on assets, capital, invested capital, net assets, equity, sales, or revenue), cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment), earnings before or after taxes, interest, depreciation, and/or amortization, gross or operating income margins, productivity ratios, share price (including, but not limited to, growth measures and total shareholder return), cost control, margins, trade efficiency, overhead cost management, volume growth, volume/mix growth, pricing impact, operating efficiency, market share, category growth, advertising and consumer spending, customer satisfaction, case fill rate or employee satisfaction, pricing net of commodities, working capital, cash conversion days, management development, succession planning, taxes, depreciation and amortization, volume, net promoter score or "Economic Value Added," as defined in the 2012 Incentive Plan.

United States Federal Income Tax Consequences

Non-qualified Stock Options. Non-qualified stock options granted under the 2012 Incentive Plan will not be taxable to an employee at grant but generally will result in taxation at exercise, at which time the employee will recognize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the shares on the exercise date. Kraft will be entitled to deduct a corresponding amount as a business expense in the year the employee recognizes this income.

Incentive Stock Options. An employee will generally not recognize ordinary income on receipt or exercise of an ISO so long as he or she has been an employee of Kraft from the date the ISO was granted until three months before the date of exercise; however, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the employee's alternative minimum tax in the year of exercise. If the employee holds the shares of our common stock received on exercise of the ISO for one year after the date of exercise (and for two years from the date of grant of the ISO), any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the employee. If the employee exercises an ISO and satisfies these holding period requirements, Kraft will not deduct any amount in connection with the ISO.

If an employee exercises an ISO but engages in a "disqualifying disposition" by selling the shares acquired on exercise before the expiration of the one and two-year holding periods described above, the employee generally will recognize ordinary income (for regular income tax purposes only) in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price; and any further gain will be taxed as long- or short-term capital gain (as applicable). If, however, the fair market value of the shares on the date of the disqualifying disposition is less than on the date of exercise, the employee will recognize ordinary income equal only to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, Kraft will be entitled to deduct an amount equal to the amount constituting ordinary income to the employee as a business expense in the year of the disqualifying disposition.

SARs. To the extent that the requirements of the Code are met, there are no immediate tax consequences to an employee when a SAR is granted. When an employee exercises the right to the appreciation in fair market value of shares represented by the SAR, payments made in stock or cash are normally includable in the employee's gross income for regular income tax purposes. Kraft will be entitled to deduct the same amount as a business expense in the same year. In the case of payments in stock, the includable amount and corresponding deduction each equal the fair market value of the shares on the date of exercise.

Restricted Stock. The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to a substantial risk of forfeiture. At the time the restrictions lapse, the employee will recognize ordinary income equal to the then fair market value of the stock. The employee may, however, make an election to include the value of the shares in gross income in the year of grant despite such restrictions. Generally, Kraft will be entitled to deduct the fair market value of the shares transferred to the employee as a business expense in the year the employee includes the compensation in income.

Restricted Stock Units/Deferred Stock Units/Other Stock-Based Awards/Incentive Awards. Any cash payments or the fair market value of any common stock or other property an employee receives in connection with restricted stock units, deferred stock units, other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or as actual payments of dividends on restricted stock are includable in income in the year received or made available to the employee without substantial limitations or restrictions. Generally, Kraft will be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Deferred Compensation. Any deferrals made under the 2012 Incentive Plan, including awards granted under the plan, that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments and distributions. Kraft intends to structure any deferrals and awards under the 2012 Incentive Plan to meet the applicable tax law requirements.

Deductibility of Awards. Section 162(m) of the Code places a $1,000,000 annual limit on the deductibility by Kraft of compensation paid to certain of its executives. The limit, however, does not apply to "qualified performance-based compensation." Assuming shareholder approval of the 2012 Incentive Plan, Kraft believes that awards of stock options, SARs and certain other "performance-based compensation" awards under the 2012 Incentive Plan will qualify for the performance-based compensation exception to the deductibility limit.

Other Tax Consequences. The foregoing discussion does not address the possible tax consequences under local, state, or foreign tax laws. State tax consequences may in some cases differ from those described above. Awards under the 2012 Incentive Plan will in some instances be made to employees who are subject to tax in jurisdictions other than the United States and may result in tax consequences differing from those described above.

Other Information

The 2012 Incentive Plan became effective on August 1, 2012, upon approval by our Former Parent, our then sole shareholder. No awards will be made under the 2012 Incentive Plan after August 1, 2022. Any awards granted before August 1, 2022 may extend beyond that date. The 2012 Incentive Plan provides that, except as provided in the applicable award agreement or otherwise required by law, an award may not be transferred or assigned except in the event of the participant's death. In no event may any award be transferred in exchange for consideration. Other terms and conditions of each award will be set forth in award agreements, which can be amended by the Compensation Committee, provided that no amendment may materially and adversely affect an award without the award recipient's consent, except as necessary to comply with applicable law or avoid adverse tax consequences to some or all plan participants. Other than with respect to stock options, unearned performance shares and SARs**,** awards under the 2012 Incentive Plan may earn dividends or dividend equivalents, as determined by the Compensation Committee.

The 2012 Incentive Plan constitutes an "unfunded" plan for incentive and deferred compensation. The 2012 Incentive Plan authorizes the creation of trusts and other arrangements to facilitate or ensure payment of Kraft's obligations.

The number of shares to be issued upon exercise or vesting of awards issued under, and the number of shares remaining available for future issuance under the 2012 Incentive Plan, at December 29, 2012 were:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[3] (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	19,672,738	$32.45	56,955,320[4]
Equity compensation plans not approved by security holders[2]	—	—	5,000,000
Total	19,672,738	$32.45	61,955,320

(1) Approved by our Former Parent prior to the Spin-Off.

(2) Consists of our Management Stock Purchase Plan under which certain employees can defer up to 50% of their annual bonus into Kraft stock-based deferred compensation units and receive a company match of 25% of the deferred amount in Kraft restricted stock units that vest after three years. Under this plan, we do not intend to issue new shares for the Kraft stock-based deferred compensation units, but purchase the shares from the open market. The matching shares will be granted from our 2012 Incentive Plan.

(3) Includes vesting of deferred and long-term incentive plan stock.

(4) Includes 11,500,000 shares available for issuance under our Employee Stock Purchase Plan. This plan allows employees to purchase shares of Kraft common stock at a discount of up to 15% of the market price of Kraft common stock on the date of purchase. Under this plan, we do not intend to issue new shares, but purchase the shares from the open market.

On April 1, 2013, the closing price of our common stock, as reported by NASDAQ, was $51.89 per share.

The Board recommends a vote FOR the approval of the material terms for performance-based awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan.

ITEM 5. RATIFICATION OF THE
SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is responsible for the selection, oversight, retention and termination of our independent auditors. The Audit Committee selected PricewaterhouseCoopers LLP, a registered public accounting firm, as our independent auditors for 2013. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of PricewaterhouseCoopers LLP as our independent auditors.

The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our shareholders do not ratify the selection, the Audit Committee may investigate the reasons for the shareholders' rejection and may consider whether to retain PricewaterhouseCoopers LLP or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in Kraft's and our shareholders' best interests.

We expect that representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from shareholders. Additional information about our independent auditors, including our pre-approval policies and PricewaterhouseCoopers LLP's aggregate fees billed for 2012, can be found above under "Board Committees and Membership—Audit Committee."

The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Kraft's independent auditors for 2013.

ITEM 6. SHAREHOLDER PROPOSAL

In accordance with SEC rules, we are including the following shareholder proposal (Item 6), along with the supporting statement of the shareholder proponent. Kraft is not responsible for any inaccuracies in the proposal or supporting statement. The shareholder proposal is required to be submitted to a vote at the Annual Meeting only if properly presented. **The Board recommends that you vote AGAINST the proposal for the reasons set forth in the Board of Directors' Statement in Opposition following the proposal.**

ITEM 6. Shareholder Proposal: Label Genetically Engineered Products 2013

The Camilla Madden Charitable Trust of the Adrian Dominican Sisters, 1257 East Sienna Heights Drive, Adrian, Michigan 49221, beneficial owner of 2,966 shares of Kraft's common stock, and the Sisters of St. Dominic of Caldwell, NJ, 40 South Fullerton Ave., Montclair, NJ 07042, beneficial owner of 23 shares of Kraft's common stock, are joint proponents of the following shareholder proposal, "Label Genetically Engineered Products 2013," and have advised us a representative will present this proposal at the Annual Meeting.

RESOLVED: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

Supporting Statement

- The right to know is a fundamental principle of democratic societies and market economics.

- Disclosure of material information is a fundamental principle of our capital markets. Investors are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

- According to a 2010 poll conducted by Reuters Thompson, more than 90 percent of Americans thought GMO-containing foods should be labeled.

- Vermont, Alaska, Maine and Nebraska have passed laws requiring labeling of GMOs and at least fifteen states have offered legislation that would require similar labeling.

- The global alliance Action by Churches Together took a stand in support of "right to know" whether there are genetically engineered ingredients in the food purchased or in the seeds sown. (ReliefWeb 6/28/06)

- 132 countries, parties to the Cartagena Protocol, have agreed to documentation requirements for the export and import of genetically engineered organisms. (*Financial Times 3/29/06*).

Indicators that genetically engineered organisms may be harmful to humans, animals, or the environment include:

- The report *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects (National Academy of Sciences] 7/2004)* states: …"there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food…(p.15) Post-marketing surveillance has not been used to evaluate any of the GE crops currently on the market. (p.153)

- Analysis of pesticide use with GE Crops over 16 years indicates an increase of an estimated 183 million kgs (404 million pounds), or about 7%. *Environmental Sciences Europe September 28, 2012*

- An analysis of current toxicity protocols, *Debate on GMOs Health Risks after Statistical Findings in Regulatory Tests*. Int J Biol Sci 2010; 6:590-598. http://www.biolsci.org/v06p0590.htm calls for longer, more detailed, and transparent toxicological tests on GMOs or GE-foods.

- Analysis of Rat Feeding Study with GE Maize Mon 863 (*Archives of Environmental Contamination and Toxicology* 3/15/07) concluded, "with the present data it cannot be concluded that GM corn MON863 is a safe product."

- Research shows huge variation in Bt toxin in GM maize (MON810). Variation [in the Bt toxin] found on the same field on the same day could differ by a factor of as much as 100. This agrees with a study published 4/07. http://www.gene.ch/genet/2007/May/msg00060.html

- The Australian GE Pea study, (*J. Agri. Food Chem* 2005 53, 9023-9030) concluded, "[T]ransgenic expression of non-native proteins in plants may lead to the synthesis of structural variants possessing altered immunogenicity."

- Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

At Kraft, the safety and quality of our products is our first priority. All ingredients must meet our strict safety and quality standards.

Biotechnology has been widely used in North American agriculture for more than 20 years. The United States Food and Drug Administration (FDA) has concluded that approved foods developed through biotechnology (also known as "genetically modified" or "GM") are as safe for consumption as traditionally-developed foods and are safe for use as ingredients in other foods. This conclusion is supported by scientific consensus and numerous authoritative sources that have evaluated the safety of food currently produced using biotechnology. These organizations include the American Medical Association (AMA), the U.S. National Academy of Science (NAS) and the World Health Organization (WHO).

Kraft, along with most other food companies in the United States, manufactures and distributes products that may contain ingredients derived from biotechnology. We only use bioengineered ingredients that have been deemed safe and approved by the governments and regulatory agencies where our products are sold.

Our food products are labeled clearly, accurately and in accordance with all applicable laws and regulations. In the United States, the FDA does not require food derived from biotechnology to be identified as such unless it differs in a material way from its non-bioengineered counterpart, for example, if the bioengineered ingredients introduce an unexpected allergen or result in a significantly different nutritional profile. Accordingly, when not required by law, we do not indicate the presence of bioengineered ingredients on our product labels because we believe that doing so could create consumer confusion about the safety, nutritional value or the presence of allergens in any foods that are so labeled.

Our decision to use ingredients derived from biotechnology is shaped by our commitment to food safety and quality, and listening to our consumers, whose trust is extremely important to us. In addition, we participate in industry, dietary and scientific groups to keep informed on the latest research related to biotechnology and other food production methods.

For the above reasons, the Board recommends that you vote AGAINST the proposal.

OTHER MATTERS THAT MAY BE
PRESENTED AT THE ANNUAL MEETING

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons named as proxies in the proxy or voting instruction form to vote on these matters in accordance with their best judgment.

FREQUENTLY ASKED QUESTIONS
ABOUT THE ANNUAL MEETING AND VOTING

1. How was Kraft Foods Group, Inc. recently separated from its Former Parent?

On October 1, 2012, Mondelēz International, Inc. (our Former Parent) distributed all of our issued and outstanding shares to its shareholders. As a result, we became an independent, publicly traded company. In this Proxy Statement, we refer to this transaction as the "Spin-Off." For further information regarding the Spin-Off, please see our Annual Report on Form 10-K for the year ended December 29, 2012 filed with the SEC.

2. When and where is the Annual Meeting?

We will hold the Annual Meeting on Wednesday, May 22, 2013, at 8:30 a.m. CDT at the Hyatt Regency O'Hare, 9300 Bryn Mawr Avenue, Rosemont, Illinois 60018.

3. Who is entitled to vote at the Annual Meeting?

The Board established March 15, 2013 as the record date (the "Record Date") for the Annual Meeting. Shareholders (registered or beneficial) holding shares of our common stock on the Record Date are entitled to (a) receive notice of the Annual Meeting, (b) attend the Annual Meeting and (c) vote on all matters that properly come before the Annual Meeting.

At the close of business on the Record Date, 594,004,109 shares of our common stock were outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

4. Why am I receiving these proxy materials?

In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing shareholders entitled to vote at the Annual Meeting with this Proxy Statement, our Form 10-K and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." These materials provide important information about Kraft and describe the voting procedures and the matters to be voted on at the Annual Meeting.

You have received the proxy materials because, as of the Record Date, you directly or indirectly held, and had the right to vote, shares of Kraft common stock.

5. What is the difference between registered holders and beneficial holders?

The most common ways in which shareholders hold Kraft stock are:
- directly with our transfer agent, Wells Fargo Bank, N.A. (*registered shareholders*);
- indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock (*beneficial shareholde*r or *shareholder in street name*).

If you hold your shares as a *registered shareholder*, our transfer agent provides the proxy materials to you and your vote instructs the proxies how to vote your shares.

If you hold your shares in street name as a *beneficial shareholder*, your broker, bank or other nominee provides the proxy materials to you. Your vote instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares beneficially in an employee benefit plan, your shares are voted by the trustee of the plan in accordance with the plan's governing documents and applicable law.

6. How is Kraft distributing proxy materials?

We are furnishing proxy materials to our shareholders via the Internet instead of mailing printed copies of proxy materials to each shareholder. On or about April 5, 2013, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access the proxy materials via the Internet. The Notice also instructs you on how you may submit your proxy vote via the Internet. If you received a Notice by mail and would like to receive a paper copy of our proxy materials on a one-time or ongoing basis, follow the instructions contained in the Notice for making this request. The Notice also contains instructions on how you may request to receive an electronic copy of our proxy materials by email on a one-time or ongoing basis.

7. How may I request printed copies of the proxy materials?

We will send printed, paper copies of the proxy materials free of charge to any shareholder who requests copies in writing to: Wells Fargo Shareowner Services, For Kraft Foods Group, Inc., P.O. Box 64874, St. Paul, Minnesota 55164-0874.

Shareholders may also request copies of these materials using one of the following methods:

- By telephone: Call free of charge 1-866-697-9377 in the United States and Canada or 1-651-450-4064 from outside the United States and Canada;

- Via the Internet: Access the Internet and go to *www.ematerials.com/krft* and follow the instructions to login and order copies; or

- Via e-mail: Send us an e-mail at ep@ematerials.com with "KRFT Materials Request" in the subject line. Your e-mail must include the following information:

  - the 3-digit company number and the 11-digit control number located in the box in the upper right-hand corner of your Notice;

  - your preference to receive (a) printed materials via mail or (b) an e-mail with links to the electronic materials;

  - if you choose e-mail delivery, an e-mail address; and

  - if you would like this election to apply to the delivery of materials for all future meetings, the word "Permanent" and the last 4 digits of your tax identification number in the e-mail.

These materials are also available at *http://materials.proxyvote.com/50076Q.*

8. What is the quorum requirement?

A quorum of shareholders is necessary to validly hold the Annual Meeting. A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy.

Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present for the Annual Meeting.

9. What are the items to be voted on at the Annual Meeting, and how does the Board recommend that I vote?

Item	Voting Choices	Board Recommendation
Item 1 – Election of Three Directors	With respect to each nominee: For, Against or Abstain	For all nominees
Item 2 – Advisory Vote to Approve Executive Compensation	For Against Abstain	For
Item 3 – Advisory Vote on the Frequency of an Executive Compensation Vote	1 Year 2 Years 3 Years	For "1 Year"
Item 4 – Approval of the Material Terms for Performance-Based Awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan	For Against Abstain	For
Item 5 – Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2013	For Against Abstain	For
Item 6 – Shareholder Proposal: Label Genetically Engineered Products	For Against Abstain	Against

10. What other matters may arise at the Annual Meeting?

Other than Items 1 through 6 described in this Proxy Statement, we do not expect any matters to be presented for action at the Annual Meeting. The Chairman of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted. The requirements for shareholders to properly submit proposals and nominations at the Annual Meeting are described in our By-Laws and are similar to those described under "2014 Annual Meeting of Shareholders" in this Proxy Statement. If any other matters properly come before the Annual Meeting, your proxy gives authority to the designated proxies to vote on such matters in accordance with their best judgment.

11. What vote is needed to elect directors?

Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

Under our Guidelines and in accordance with Virginia law, in an uncontested election, if an incumbent director nominated for re-election receives a greater number of votes AGAINST than votes FOR, the director must tender his or her resignation to the Governance Committee for its consideration following certification of the election results. The Governance Committee then recommends to the Board whether to accept the resignation. The director will continue to serve until the Board decides whether to accept the resignation, but will not participate in the Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results. If the Board does not accept the director's resignation, the director will continue to serve until the next annual meeting of shareholders or until the director's successor is duly elected and qualified.

In contested elections, the voting standard is a plurality of votes cast.

12. What vote is needed to approve the other items?

Approval of each of Item 2 (Advisory Vote on Executive Compensation), Item 3 (Advisory Vote on the Frequency of an Executive Compensation Vote), Item 4 (Approval of the Material Terms for Performance-Based Awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan), Item 5 (Ratification of the Selection of the Independent Auditors) and Item 6 (Shareholder Proposal), requires the favorable vote of a majority of votes cast; provided that in the case of Item 3 (Advisory Vote on the Frequency of an Executive Compensation Vote), if no option receives a majority of votes cast, the outcome shall be determined by a plurality of the votes cast. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the matter.

13. How do I vote my shares?

If you are a *registered shareholder*, you may vote:

- via the Internet at *www.eproxy.com/krft*. The Internet voting system will be available 24 hours a day until 11:59 p.m. CDT on Tuesday, May 21, 2013;

- by telephone, if you are located within the United States and Canada. Call 1-800-560-1965 (toll-free) from a touch-tone telephone. The telephone voting system will be available 24 hours a day until 11:59 p.m. CDT on Tuesday, May 21, 2013;

- by returning a properly executed proxy card. We must receive your proxy card before the polls close at the Annual Meeting on Wednesday, May 22, 2013; or

- in person at the Annual Meeting. Please pre-register to attend the Annual Meeting by following the pre-registration instructions described in Question 24 below.

If you hold your shares in *street name*, you may vote:

- via the Internet at *www.proxyvote.com* (12-digit control number is required), by telephone or by returning a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank or other nominee makes available; or

- in person at the Annual Meeting. To do so, you must request a legal proxy from your broker, bank or other nominee and present it at the Annual Meeting. Please pre-register to attend the Annual Meeting by following the pre-registration instructions described in Question 24 below.

14. What are broker non-votes?

As described above in Question 5, if you hold your shares beneficially in street name, your vote instructs your broker, bank or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank or other nominee, your nominee has discretion to vote your shares on "routine" matters. The ratification of the selection of the independent auditors (Item 5) is the only item on the agenda for the Annual Meeting that is considered routine. If you do not provide voting instructions and your nominee votes your shares, your shares will be counted toward the quorum for the Annual Meeting and voted on Item 5, but they will not be voted on the other items on the agenda, resulting in "broker non-votes" with respect to those other items.

15. I am a current/former Kraft employee and have investments in the Kraft Stock Fund(s) of the Kraft Foods Group, Inc. Thrift/TIP 401(k) Plans, the Kraft Canada Optional Pension Plan, the Kraft Canada Employee Savings Plan, the Kraft Canada Group Registered Retirement Savings Plan, the Mondelēz Global LLC Thrift/TIP 401(k) Plans and/or the Mondelez Canada Inc. Optional Pension Plan(s)/Employee Savings Plan/Retirement Savings Plan. Can I vote? If so, how do I vote?

Yes, you are entitled to vote, and your proxy card, or control number for voting electronically, includes all shares allocated to your Kraft Stock Fund account(s). Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your Kraft Stock Fund account(s).

In order to direct the plan(s) trustee(s) how to vote the shares held in your Kraft Stock Fund account(s), you must vote these plan shares (whether by Internet, telephone or mailed proxy card) by 11:59 p.m. CDT on Friday, May 17, 2013. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974. Please follow the instructions for registered shareholders described in Question 13 above to cast your vote. Note, however, that although you may attend the Annual Meeting, you may not vote shares held in your Kraft Stock Fund account(s) at the meeting.

16. I am a Kraft employee and hold shares of restricted stock. Can I vote my restricted stock holding? If so, how do I vote those shares?

Yes, you are entitled to vote, and your proxy card, or control number for voting electronically, includes any shares of restricted stock you may hold. If you hold shares of restricted stock, you should follow the instructions for registered shareholders described in Question 13 above to vote your restricted shares. If you do not vote these shares, they will not be voted, so please vote.

17. How do I vote if I participate in Kraft's Direct Purchase Plan?

If you hold shares in the Direct Purchase Plan, you should follow the instructions for registered shareholders described in Question 13 above to vote your shares. When you vote those shares, you will be voting all the shares you hold at our transfer agent as a registered shareholder. If you do not vote your shares, they will not be voted, so please vote.

18. May I change or revoke my vote?

Yes. If you are a registered shareholder, any subsequent vote you cast will replace your earlier vote. This applies whether you vote by mailing a proxy card or by telephone or the Internet. You may also revoke an earlier vote by voting in person at the Annual Meeting. Alternatively, you may revoke your proxy by submitting a written revocation to our Corporate Secretary at Kraft Foods Group, Inc., Three Lakes Drive, Northfield, Illinois 60093.

If you hold your shares in street name, you must contact your broker, bank or other nominee for specific instructions on how to change or revoke your vote.

19. Who bears the cost of soliciting votes for the Annual Meeting?

We bear the cost of soliciting your vote. Our directors, officers or employees may solicit proxies or votes in person, by telephone or by electronic communication. They will not receive any additional compensation for these solicitation activities.

We will enlist the help of banks, brokers and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial shareholders) and reimburse those firms for related out-of-pocket expenses.

We retained Georgeson Inc. to aid in soliciting votes for the Annual Meeting for a total fee of $12,500 plus reasonable expenses.

20. What is "Householding"?

Unless you advised otherwise, if you hold your shares in street name and you and other residents at your mailing address share the same last name and also own shares of Kraft common stock in an account at the same broker, bank or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs and helps the environment. Shareholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

A shareholder who received a single Notice or set of proxy materials to a shared address may request a separate copy of the Notice or proxy materials be sent to him or her by contacting Broadridge Financial Solutions, Inc. in writing to its Householding Department at 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-800-542-1061. If you would like to opt out of householding for future deliveries of proxy materials, please contact your broker, bank or other nominee.

Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request.

If you are a registered shareholder or hold your share in an employee benefit plan, we sent you and each registered or plan shareholder at your address separate Notices or sets of proxy materials.

21. Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers or employees, except (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against us, (b) in the case of a contested proxy solicitation, (c) if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures or (d) as necessary to allow the inspector of election to certify the results.

22. Who counts the votes?

Wells Fargo Bank, N.A. will receive and tabulate the proxies, and a representative of Wells Fargo Bank, N.A. will act as the inspector of election and will certify the results.

23. How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 29, 2013. The Form 8-K will be available at *http://ir.kraftfoodsgroup.com/sec.cfm* and on the SEC's website at *www.sec.gov.*

24. What do I need to do if I would like to attend the Annual Meeting?

If you would like to attend the Annual Meeting, please pre-register by 11:59 p.m. CDT on Sunday, May 19, 2013. Due to space limitations, you may bring only one guest. If you wish to bring a guest, you must indicate that when you pre-register. **You and your guest, if any, must present valid government-issued photographic identification, such as a driver's license, to be admitted into the Annual Meeting**.

If you are a registered shareholder, please indicate that you intend to attend the Annual Meeting by:

- checking the appropriate box(es) on the Internet voting site;
- following the prompts on the telephone voting site; or
- checking the appropriate box(es) on your proxy card.

If you beneficially hold your shares in street name, please notify us in writing that you will attend and whether you intend to bring a guest. In your written notification, please include a proof of ownership of our common stock (such as a letter from your broker, bank or other nominee, a photocopy of your current account statement or a copy of your voting instruction form); please also provide contact information where we can reach you if we have a question about your notification. Send your notification by mail, fax or e-mail as follows:

By mail:	By fax:	By e-mail:
Kraft Foods Group, Inc.	(888) 663-8893 (toll-free within the U.S.)	ccinek@georgeson.com
c/o Georgeson Inc.	(212) 440-9009 (from outside the U.S.)	
Attention: Christopher Cinek	Attention: Christopher Cinek	
480 Washington Blvd., 26th Floor		
Jersey City, NJ 07310		

We have arranged for discounted parking rates on the date of the Annual Meeting.

For your comfort, security and safety, we will not allow any large bags, briefcases, packages or backpacks into the Annual Meeting site. All bags will be subject to search. We also will not allow cameras, audio or video recorders and similar electronic recording devices into the Annual Meeting. We will request that all cellular phones, laptops and pagers be turned off. We welcome assistance animals for the disabled, but do not allow pets.

25.   May I ask questions at the Annual Meeting?

Yes. Shareholders may ask questions and make remarks related to the matters being voted on as those matters are presented. The Chairman will address shareholders' questions and comments of a more general nature after the vote has been taken on all items to be voted on at the meeting.

2014 ANNUAL MEETING OF SHAREHOLDERS

We presently anticipate that the 2014 annual meeting of shareholders will be held on or about May 6, 2014.

Shareholder Nominations and Proposals for the 2014 Annual Meeting

Under our By-Laws, a shareholder may nominate a candidate for election as a director or propose business for consideration at an annual meeting of shareholders by delivering written notice that contains certain required information to our Corporate Secretary. We must receive this written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. Accordingly, to be considered at the 2014 annual meeting of shareholders, our Corporate Secretary must receive a shareholder's written notice of nomination or proposal on or after December 23, 2013 and on or before January 22, 2014. If we change the date of an annual meeting by more than 30 days from the date of the previous year's annual meeting, then we must receive this written notice no later than 60 days before the date of the annual meeting.

Under SEC Rule 14a-8, a shareholder may submit a proposal for possible inclusion in a proxy statement for an annual meeting of shareholders by submitting the proposal and other required information to our principal executive offices. We must receive the proposal no later than 120 calendar days before the one-year anniversary date of the release date of our Proxy Statement for the previous year's annual meeting. Accordingly, to be considered for inclusion in our 2014 Proxy Statement, we must receive a shareholder's submission of a proposal on or before the close of business on December 6, 2013. If we did not hold an annual meeting the previous year, or if we change the date of an annual meeting by more than 30 days from the date of the previous year's annual meeting, then the deadline is a reasonable time before we print and send our proxy materials for the annual meeting.

Shareholders should mail all nominations and proposals to our Corporate Secretary at Kraft Foods Group, Inc., Three Lakes Drive, Northfield, Illinois 60093. You may obtain a copy of our By-Laws from our Corporate Secretary by written request to the same address. Our By-Laws are also available on our website at *www.kraftfoodsgroup.com/SiteCollectionDocuments/pdf/investor/bylaws.pdf*.



April 5, 2013

Kim K. W. Rucker
Executive Vice President, Corporate & Legal
Affairs, General Counsel and Corporate
Secretary

Kraft Foods Group, Inc. 2012 Performance Incentive Plan

Section 1.   Purpose; Definitions.

The purpose of the Plan is to support the Company's ongoing efforts to develop and retain world-class leaders and to provide the Company with the ability to provide incentives more directly linked to the profitability of the Company's businesses and increases in shareholder value.

For purposes of the Plan, the following terms are defined as set forth below:

(a)   "Annual Incentive Award" means an Incentive Award made pursuant to Section 5(a)(vi) with a Performance Cycle of one year or less.

(b)   "Awards" mean grants under the Plan of Incentive Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, or Other Stock-Based Awards.

(c)   "Board" means the Board of Directors of the Company.

(d)   "Cause" means termination because of:

(i)   Continued failure to substantially perform the Participant's job's duties (other than resulting from incapacity due to disability);

(ii)   Gross negligence, dishonesty, or violation of any reasonable rule or regulation of the Company where the violation results in significant damage to the Company; or

(iii) Engaging in other conduct which adversely reflects on the Company in any material respect.

(e)   "Change in Control" has the meaning set forth in Section 6.

(f)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(g)   "Commission" means the U.S. Securities and Exchange Commission or any successor agency.

(h)   "Committee" means the Compensation Committee of the Board or a subcommittee thereof, any successor thereto or such other committee or subcommittee as may be designated by the Board to administer the Plan.

(i)   "Common Stock" or "Stock" means the Common Stock of the Company.

(j)   "Company" means Kraft Foods Group, Inc., a corporation organized under the laws of the Commonwealth of Virginia, or any successor thereto.

(k)   "Deferred Stock Unit" means such Award as described in Section 5(a)(v).

(l)   "Economic Value Added" means net after-tax operating profit less the cost of capital.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(n)   "Fair Market Value" means, as of any given date, the mean between the highest and lowest reported sales prices of the Common Stock on the NASDAQ Global Select Market or if the shares of Common Stock are not traded on the NASDAQ Global Select Market, the principal securities exchange or any other national market system or automated quotation system on which the shares of Common Stock are listed, quoted or traded, or, if no such sale of Common Stock is reported on such date, the fair market value of the Common Stock as determined by the Committee in good faith; provided, however, that the Committee may in its discretion designate (i) the closing price of the Common Stock on the NASDAQ Global Select Market on a given date as Fair Market Value as of such date for any purpose under the Plan and/or (ii) the actual sales price as Fair Market Value in the case of dispositions of Common Stock under the Plan.

(o) "Good Reason" means:

    (i) the assignment to the Participant of any duties substantially inconsistent with the Participant's position, authority, duties or responsibilities in effect immediately prior to the Change in Control, or any other action by the Company that results in a marked diminution in the Participant's position, authority, duties or responsibilities, excluding for this purpose:

        a. changes in the Participant's position, authority, duties or responsibilities which are consistent with the Participant's education, experience, etc.; or

        b. an isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by the Company promptly after receipt of notice thereof given by the Participant;

    (ii) any material reduction in the Participant's base salary, annual incentive or long-term incentive opportunity as in effect immediately prior to the Change in Control;

    (iii) the Company, its subsidiaries or affiliates requiring the Participant to be based at any office or location other than any other location which does not extend the Participant's home to work location commute as of the time of the Change in Control by more than 50 miles;

    (iv) the Company, its subsidiaries or affiliates requiring the Participant to travel on business to a substantially greater extent than required immediately prior to the Change in Control; or

    (v) any failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, as required by Section 6 of the Plan.

The Participant must notify the Company of any event purporting to constitute Good Reason within 45 days following the Participant's knowledge of its existence, and the Company shall have 20 days in which to correct or remove such Good Reason, or such event shall not constitute Good Reason.

(p) "Incentive Award" means any Award that is either an Annual Incentive Award or a Long-Term Incentive Award.

(q) "Incentive Stock Option" means any Stock Option that is designated as being an Incentive Stock Option and complies with Section 422 (or any amended or successor provision) of the Code.

(r) "Long-Term Incentive Award" means an Incentive Award made pursuant to Section 5(a)(vi) with a Performance Cycle of more than one year.

(s) "Non-Management Director" means a member of the Board who is not an employee of the Company or of its subsidiaries or affiliates.

(t) "Nonqualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

(u) "Other Stock-Based Award" means an Award made pursuant to Section 5(a)(iii).

(v) "Participant" means any eligible individual as set forth in Section 3 to whom an Award is granted.

(w) "Performance Cycle" means the period selected by the Committee during which the performance of the Company or any subsidiary, affiliate or unit thereof or any individual is measured for the purpose of determining the extent to which an Award subject to Performance Goals has been earned.

(x) "Performance Goals" mean the objectives for the Company or any subsidiary or affiliate or any unit thereof or any individual that may be established by the Committee for a Performance Cycle with respect to any performance-based Awards contingently awarded under the Plan. Performance Goals may be provided in absolute terms, or in relation to the Company's peer group. The Company's peer group will be determined by the Committee, in its sole discretion. The Performance Goals for Awards that are intended to constitute "performance-based" compensation within the meaning of Section 162(m) (or any amended or successor provision) of the Code shall be based on one or more of the following criteria: net earnings or net income (before or after taxes), operating income, earnings per share, net sales or revenue growth, adjusted net income, net operating profit or income, return measures (including, but not limited to, return on assets, capital, invested capital, net assets, equity, sales, or revenue), cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment), earnings before or after taxes, interest, depreciation, and/ or amortization, gross or operating income margins, productivity ratios, share price (including, but not limited to, growth measures and total shareholder return), cost control, margins, trade efficiency, overhead cost management, volume growth, volume/mix growth, pricing impact, operating efficiency, market share, category growth, advertising and consumer spending, customer satisfaction, case fill rate or employee satisfaction, pricing net of commodities, working capital, cash conversion days, management development, succession planning, taxes, depreciation and amortization, volume, net promoter score or Economic Value Added.

(y) "Plan" means this Kraft Foods Group, Inc. 2012 Performance Incentive Plan, as amended from time to time.

(z) "Restricted Period" means the period during which an Award may not be sold, assigned, transferred, pledged or otherwise encumbered.

(aa) "Restricted Stock" means an Award of shares of Common Stock pursuant to Section 5(a)(iv).

(bb) "Restricted Stock Unit" means such Award as described in Section 5(a)(v).

(cc) "Spread Value" means, with respect to a share of Common Stock subject to an Award, an amount equal to the excess of the Fair Market Value, on the date such value is determined, over the Award's exercise or grant price, if any.

(dd) "Stock Appreciation Right" or "SAR" means a right granted pursuant to Section 5(a)(ii).

(ee) "Stock Option" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to Section 5(a)(i).

Section 2. Administration.

The Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for carrying out the Plan as it may deem appropriate. The Committee shall have the authority to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the laws, regulations, compensation practices and tax and accounting principles of the countries in which the Company, or a subsidiary or an affiliate thereof, may operate to assure the viability of the benefits of Awards made to individuals employed in such countries and to meet the objectives of the Plan.

Subject to the terms of the Plan, the Committee shall have the authority to determine those employees and Non-Management Directors eligible to receive Awards and the amount, type and terms of each Award and to establish and administer any Performance Goals applicable to such Awards. The Committee may delegate its authority and power under the Plan to one or more officers of the Company, subject to guidelines prescribed by the Committee, but only with respect to Participants who are not subject to either Section 16 (or any amended or successor provision) of the Exchange Act or Section 162(m) (or any amended or successor provision) of the Code.

Any determination made by the Committee or by one or more officers pursuant to delegated authority in accordance with the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate, and all decisions made by the Committee or any appropriately designated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan Participants.

Section 3.   Eligibility.

Employees of the Company, its subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of the Company, its subsidiaries or its affiliates, are eligible to be granted Awards under the Plan. Non-Management Directors are also eligible to be granted Awards under the Plan. Stock Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company, its subsidiaries or its affiliates within the meaning of the Code, as selected by the Committee.

Section 4.   Common Stock Subject to the Plan.

(a) Common Stock Available. The total number of shares of Common Stock reserved and available for distribution pursuant to the Plan shall be 72,000,000, which includes the number of shares of Common Stock subject to Awards (the "Spin-off Awards") to be issued under the Plan in accordance with the Employee Matters Agreement between the Company and Kraft Foods Inc. for the adjustment of awards issued under Kraft Foods Inc.'s equity incentive plans in connection with Kraft Foods Inc.'s spin-off of the Company through a pro rata distribution of Common Stock to its shareholders; provided that, (i) any shares granted under Stock Options or Stock Appreciation Rights shall be counted against this limit on a one-for-one basis; and (ii) any shares granted as Awards other than Stock Options or Stock Appreciation Rights shall be counted against this limit as three (3) shares for every one (1) share subject to such Award. To the extent any Award under this Plan is exercised or cashed out or terminates or expires or is forfeited without a payment being made to the Participant in the form of Common Stock, the shares subject to such Award that were not so paid, if any, shall again be available for distribution in connection with Awards under the Plan; provided, however, that any shares which are available again for Awards under the Plan also shall count against the limit described in Section 5(b)(i). If a SAR or similar Award based on Spread Value with respect to shares of Common Stock is exercised, the full number of shares of Common Stock with respect to which the Award is measured will nonetheless be deemed distributed for purposes of determining the maximum number of shares remaining available for delivery under the Plan. Similarly, any shares of Common Stock that are used by a Participant as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the Plan will be deemed distributed for purposes of determining the maximum number of shares remaining available for delivery under the Plan.

(b) Adjustments for Certain Corporate Transactions

   (i)   In the event of any merger, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off, issuance of rights or warrants or other similar transaction or event affecting the Common Stock in any case after adoption of the Plan by the Board, the Committee shall make such adjustments or substitutions with respect to the Plan and to Awards granted thereunder as it deems appropriate to reflect the occurrence of such event, including, but not limited to, adjustments (A) to the aggregate number and kind of securities reserved for issuance under the Plan, (B) to the Award limits set forth in Section 5, (C) to the Performance Goals or Performance Cycles of any outstanding Performance-Based Awards, and (D) to the number and kind of securities subject to outstanding Awards and, if applicable, the grant or exercise price or Spread Value of outstanding Awards. In addition, the Committee may make an Award in substitution for incentive awards, stock awards, stock options or similar awards held by an individual who is, previously was, or becomes an employee of the Company, a subsidiary or an affiliate in connection with a transaction described in this Section 4(b)(i). Notwithstanding any provision of the Plan (other than the limitation set forth in Section 4(a)), the terms of such substituted Awards shall be as the Committee, in its discretion, determines is appropriate.

   (ii) Specific Adjustments.

      (A) In connection with any of the events described in Section 4(b)(i), the Committee shall also have authority with respect to the Plan and to Awards granted thereunder (x) to grant Awards (including Stock Options, SARs, and Other Stock-Based Awards) with a grant price that is less than Fair Market Value on the date of grant in order to preserve existing gain under any similar type of award previously granted by the Company or another entity to the extent that the existing gain would otherwise be diminished without payment of adequate compensation to the holder of the award for such diminution, and (y) except as may otherwise be required under an applicable Award agreement, to cancel or adjust the terms of an outstanding Award as appropriate to reflect the substitution for the outstanding Award of an award of equivalent value granted by another entity.

    (B) In connection with a spin-off or similar corporate transaction, the Committee shall also have authority with respect to the Plan and to Awards granted thereunder to make adjustments described in this Section 4(b) that may include, but are not limited to, (x) the imposition of restrictions on any distribution with respect to Restricted Stock or similar Awards and (y) the substitution of comparable Stock Options to purchase the stock of another entity or SARs, Restricted Stock Units, Deferred Stock Units or Other Stock-Based Awards denominated in the securities of another entity, which may be settled in the form of cash, Common Stock, stock of such other entity, or other securities or property, as determined by the Committee; and, in the event of such a substitution, references in this Plan and in the applicable Award agreements thereunder to "Common Stock" or "Stock" shall be deemed to also refer to the securities of the other entity where appropriate.

  (iii) In connection with any of the events described in Section 4(b)(i), with respect to the Plan and to Awards granted hereunder, the Committee is also authorized to provide for the payment of any outstanding Awards in cash, including, but not limited to, payment of cash in lieu of any fractional Awards, provided that any such payment shall be exempt from or comply with the requirements of Section 409A of the Code.

  (iv) In the event of any conflict between this Section 4(b) and other provisions of the Plan, the provisions of this section shall control.

Section 5.   Awards.

(a) General. The types of Awards that may be granted under the Plan are set forth below. Awards may be granted singly, in combination or in tandem with other Awards. All Award agreements are incorporated in and constitute part of the Plan.

  (i)   Stock Options. A Stock Option represents the right to purchase a share of Stock at a predetermined grant price. Stock Options granted under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options, as specified in the Award agreement but no Stock Option designated as an Incentive Stock Option shall be invalid in the event that it fails to qualify as an Incentive Stock Option. The term of each Stock Option shall be set forth in the Award agreement, but no Stock Option shall be exercisable more than ten years after the grant date. The grant price per share of Common Stock purchasable under a Stock Option (other than any Spin-off Awards) shall not be less than 100% of the Fair Market Value on the date of grant. Subject to the applicable Award agreement, Stock Options may be exercised, in whole or in part, by giving written notice of exercise specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept (including a copy of instructions to a broker or bank acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the purchase price). Unless otherwise determined by the Committee, payment in full or in part may also be made in the form of Common Stock already owned by the Participant valued at Fair Market Value on the day preceding the date of exercise.

  (ii) Stock Appreciation Rights. A SAR represents the right to receive a cash payment, shares of Common Stock, or both (as determined by the Committee), with a value equal to the Spread Value on the date the SAR is exercised. The grant price of a SAR shall be set forth in the applicable Award agreement and shall not be less than 100% of the Fair Market Value on the date of grant (other than with respect any SARs granted as Spin-off Awards). Subject to the terms of the applicable Award agreement, a SAR shall be exercisable, in whole or in part, by giving written notice of exercise, but no SAR shall be exercisable more than ten years after the grant date.

(iii) Other Stock-Based Awards. Other Stock-Based Awards are Awards, other than Stock Options, SARs, Restricted Stock, Restricted Stock Units, or Deferred Stock Units, that are denominated in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock. The grant, purchase, exercise, exchange or conversion of Other Stock-Based Awards granted under this subsection (iii) shall be on such terms and conditions and by such methods as shall be specified by the Committee. Where the value of an Other Stock-Based Award is based on the Spread Value, the grant price for such an Award (other than any Spin-off Awards) will not be less than 100% of the Fair Market Value on the date of grant.

(iv) Restricted Stock. Shares of Restricted Stock are shares of Common Stock that are awarded to a Participant and that during the Restricted Period may be forfeitable to the Company upon such conditions as may be set forth in the applicable Award agreement. Except as provided in the applicable Award agreement, Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period. Except as provided in the applicable Award agreement, a Participant shall have with respect to such Restricted Stock all the rights of a holder of Common Stock during the Restricted Period.

(v) Restricted Stock Units and Deferred Stock Units. Restricted Stock Units and Deferred Stock Units represent the right to receive shares of Common Stock, cash, or both (as determined by the Committee) upon satisfaction of such conditions as may be set forth in the applicable Award agreement. Except as provided in the applicable Award agreement, Restricted Stock Units and Deferred Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period. Except as provided in the applicable Award agreement, a Participant shall have with respect to such Restricted Stock Units and Deferred Stock Units none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of the restrictions and other conditions of such Restricted Stock Units or Deferred Stock Units.

(vi) Incentive Awards. Incentive Awards are performance-based Awards that are expressed in U.S. currency or Common Stock or any combination thereof. Incentive Awards shall either be Annual Incentive Awards or Long-Term Incentive Awards.

(b) Maximum Awards. Subject to the exercise of the Committee's authority pursuant to Section 4:

(i) The total number of shares of Common Stock subject to Stock Options and SARs awarded during any calendar year to any Participant (not including, for this purpose, any Spin-off Awards) shall not exceed 3,000,000 shares.

(ii) The total amount of any Annual Incentive Award awarded to any Participant with respect to any Performance Cycle, taking into account the cash and the Fair Market Value of any Common Stock payable with respect to such Award, shall not exceed $10,000,000.

(iii) The total amount of any Long-Term Incentive Award awarded to any Participant with respect to any Performance Cycle (not including, for this purpose, any Spin-off Awards) shall not exceed 400,000 shares of Common Stock multiplied by the number of years in the Performance Cycle or, in the case of Awards expressed in currency, $8,000,000 multiplied by the number of years in the Performance Cycle.

(iv) An amount not in excess of 1,000,000 shares of Common Stock may be issued or issuable to any Participant in a calendar year pursuant to Restricted Stock, Restricted Stock Units, Deferred Stock Units, and Other Stock-Based Awards (not including, for this purpose, any Spin-off Awards).

(v) The maximum Fair Market Value on the date of grant, as determined by the Committee, of Awards granted to any Non-Management Director in any calendar shall not exceed $500,000 (not including, for this purpose, any Spin-off Awards).

(c) Performance-Based Awards. Any Awards granted pursuant to the Plan may be in the form of performance-based Awards through the application of Performance Goals and Performance Cycles.

(d) Vesting. Awards granted under the Plan shall vest at such time or times as shall be determined by the Committee; provided, however, that no condition relating to the vesting of an Award that is based upon Performance Goals shall be based on a Performance Cycle of less than one year, and no condition that is based upon continued employment or the passage of time alone shall provide for vesting of an Award more rapidly than in installments over three years from the date the Award is made, except (i) upon the death, disability or retirement of the Participant, in each case as specified in the Award agreement, (ii) upon a Change in Control, as specified in Section 6 of the Plan, (iii) for Stock Options and SARs, (iv) for any Award paid in cash, (v) for any Awards granted to Non-Management Directors, (vi) for the Spin-off Awards and (vii) for up to 3,600,000 (equal to 5% of authorized shares) shares of Common Stock that may be subject to Awards without any minimum vesting period.

Section 6.   Change in Control Provisions.

(a) Impact of Event. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control (as defined below in Section 6(b)):

(i) If and to the extent that outstanding Awards, other than Incentive Awards, under the Plan (A) are assumed by the successor corporation (or affiliate thereto) or (B) are replaced with equity awards that preserve the existing value of the Awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Goals, as applicable, that are the same or more favorable to the Participants than the vesting schedule and Performance Goals applicable to the Awards, then all such Awards or such substitutes thereof shall remain outstanding and be governed by their respective terms and the provisions of the Plan subject to Section 6(a)(iv) below.

(ii) If and to the extent that outstanding Awards, other than Incentive Awards, under the Plan are not assumed or replaced in accordance with Section 6(a)(i) above, then upon the Change in Control the following treatment (referred to as "Change-in-Control Treatment") shall apply to such Awards: (A) outstanding Options and SARs shall immediately vest and become exercisable; and (B) the restrictions and other conditions applicable to outstanding Restricted Stock, Restricted Stock Units, Deferred Stock Units and Other Stock-Based Awards, including vesting requirements, shall immediately lapse; and such Awards shall be free of all restrictions and fully vested.

(iii) If and to the extent that outstanding Awards under the Plan are not assumed or replaced in accordance with Section 6(a)(i) above, then in connection with the application of the Change-in-Control Treatment set forth in Section 6(a)(ii) above, the Board may, in its sole discretion, provide for cancellation of such outstanding Awards at the time of the Change in Control in which case a payment of cash, property or a combination thereof shall be made to each such Participant upon the consummation of the Change in Control that is determined by the Board in its sole discretion and that is at least equal to the excess (if any) of the value of the consideration that would be received in such Change in Control by the holders of the securities of Kraft Foods Group, Inc. relating to such Awards over the exercise or purchase price (if any) for such Awards.

(iv) If and to the extent that outstanding Awards are assumed or replaced in accordance with Section 6(a)(i) above and (A) other than with respect to a Non-Management Director, a Participant's employment with, or performance of services for, the Company is terminated by the Company for any reasons other than Cause or, by such Participant eligible to participate in the Kraft Foods Group, Inc. Change in Control Plan for Key Executives, for Good Reason, in each case, within the two-year period commencing on the Change in Control, or (B) with respect to a Non-Management Director, such Non-Management Director's service as a member of the Board ceases for any reason within the one-year period commencing on the

Change in Control, then, as of the date of such Participant's termination, the Change-in-Control Treatment set forth in Section 6(a)(ii) above shall apply to all assumed or replaced Awards of such Participant then outstanding.

(v) Outstanding Options or SARs that are assumed or replaced in accordance with Section 6(a)(i) may be exercised by the Participant in accordance with the applicable terms and conditions of such Award as set forth in the applicable award agreement or elsewhere; provided, however, that Options or SARs that become exercisable in accordance with Section 6(a)(iv) may be exercised until the expiration of the original full term of such Option or SAR notwithstanding the other original terms and conditions of such Award.

(vi) Any Incentive Awards relating to Performance Cycles completed prior to the year in which the Change in Control occurs that have been earned but not paid shall become immediately payable in cash upon the Change in Control. In addition, each Participant who has been awarded an Incentive Award for any current performance cycle shall be deemed to have earned a pro rata Incentive Award equal to the product of (A) such Participant's target award opportunity for such Performance Cycle, and (B) a fraction, the numerator of which is the number of full or partial months that have elapsed since the beginning of such Performance Cycle to the date on which the Change in Control occurs, and the denominator of which is the total number of months in such Performance Cycle, and such amount shall become immediately payable in cash upon the Change in Control.

(vii) Except as otherwise specified in an Award Agreement, any of the foregoing Change in Control provisions that change the timing of payment of an Award shall not be applicable to an Award subject to Section 409A of the Code. For the avoidance of doubt, the foregoing is applicable to Awards issued before and existing on the date this amendment to the Plan is being made as well as to Awards issued after such date.

(b) Definition of Change in Control. "Change in Control" means the occurrence of any of the following events:

(i) Acquisition of 20% or more of the outstanding voting securities of the Company by another entity or group; excluding, however, the following:

(A) any acquisition by the Company or any of its Affiliates;

(B) any acquisition by an employee benefit plan or related trust sponsored or maintained by the Company or any of its Affiliates; or

(C) any acquisition pursuant to a merger or consolidation described in Section 6(b)(iii);

(ii) During any consecutive 24 month period, persons who constitute the Board at the beginning of such period cease to constitute at least 50% of the Board; provided that each new Board member who is approved by a majority of the directors who began such 24 month period shall be deemed to have been a member of the Board at the beginning of such 24 month period;

(iii) The consummation of a merger or consolidation of the Company with another company, and the Company is not the surviving company; or, if after such transaction, the other entity owns, directly or indirectly, 50% or more of the outstanding voting securities of the Company; excluding, however, a transaction pursuant to which all or substantially all of the individuals or entities who are the beneficial owners of the outstanding voting securities of the Company immediately prior to such transaction will beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding securities entitled to vote generally in the election of directors (or similar persons) of the entity resulting from such transaction (including, without limitation, an entity which as a result of such transaction owns the Company either directly or indirectly) in substantially the same proportions relative to each other as their ownership, immediately prior to such transaction, of the outstanding voting securities of the Company; or

(iv) The consummation of a plan of complete liquidation of the Company or the sale or disposition of all or substantially all of the Company's assets, other than a sale or disposition pursuant to which all or substantially all of the individuals or entities who are the beneficial owners of the outstanding voting securities of the Company immediately prior to such transaction will beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding securities entitled to vote generally in the election of directors (or similar persons) of the entity purchasing or acquiring the Company's assets in substantially the same proportions relative to each other as their ownership, immediately prior to such transaction, of the outstanding voting securities of the Company.

For the avoidance of doubt, the separation of the Company from Kraft Foods Inc. shall not be considered a Change in Control.

Section 7. Plan Amendment and Termination.

(a) The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that if an amendment to the Plan (i) would materially increase the benefits accruing to the Participants, (ii) would materially increase the number of securities which may be issued under the Plan, (iii) would materially modify the requirements for participation in the Plan or (iv) must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Global Select Market or, if the shares of Common Stock are not traded on the NASDAQ Global Select Market, the principal securities exchange or other national market system or automated quotation system upon which the shares of Common Stock are listed, quoted or traded, then, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in Section 4(b) of the Plan, at any time when the exercise price or base price of a Stock Option or SAR is above the Fair Market Value of a share, the terms of outstanding Options or SARs may not be amended to reduce the exercise price of outstanding Stock Options or the base price of outstanding SARs, or cancel outstanding Stock Options or SARs in exchange for cash, other Awards or Stock Options or SARs with an exercise price or base price, as applicable, that is less than the exercise price of the original Stock Option or base price of the original SAR, as applicable, without shareholder approval.

(c) Subject to Section 7(b) hereof, the Board may amend the terms of any Award theretofore granted under the Plan prospectively or retroactively, but subject to Section 4(b) of the Plan, no such amendment shall impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate the Plan at any time. Termination of the Plan will not affect the rights of Participants or their successors under any Awards outstanding hereunder and not exercised in full on the date of termination.

Section 8. Payments and Payment Deferrals.

Payment of Awards may be in the form of cash, Common Stock, other Awards or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee, either at the time of grant or by subsequent amendment, may require or permit deferral of the payment of Awards under such rules and procedures as it may establish; provided, however, that any Stock Options, SARs, and similar Other Stock-Based Awards that are not otherwise subject to Section 409A of the Code but would be subject to Section 409A of the Code if a deferral were permitted, shall not be subject to any deferral. It also may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in Common Stock equivalents. Any deferral and related terms and conditions shall comply with Section 409A of the Code and any regulations or other guidance thereunder.

Section 9.   Dividends and Dividend Equivalents.

The Committee may provide that any Awards under the Plan, other than Stock Options or SARs, earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently, except in the case of Incentive Awards in which any applicable Performance Goals have not been achieved, or may be credited to a Participant's Plan account. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Committee may establish, including reinvestment in additional shares of Common Stock or Common Stock equivalents.

Section 10.   Transferability.

Except as provided in the applicable Award agreement or otherwise required by law, Awards shall not be transferable or assignable other than by will or the laws of descent and distribution. In no event may any Award be transferred in exchange for consideration.

Section 11.   Award Agreements.

Each Award under the Plan shall be evidenced by a written agreement (which may be electronic and need not be signed by the recipient unless otherwise specified by the Committee) that, subject to Section 5(d) of the Plan, sets forth the terms, conditions and limitations for each Award. Such terms may include, but are not limited to, the term of the Award, vesting and forfeiture provisions, and the provisions applicable in the event the Participant's employment terminates. Subject to Section 7 of the Plan, the Committee may amend an Award agreement, provided that, except as set forth in any Award agreement or as necessary to comply with applicable law or avoid adverse tax consequences to some or all Participants, no such amendment may materially and adversely affect an Award without the Participant's consent.

Section 12.   Unfunded Status Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 13.   General Provisions.

(a) The Committee may require each person acquiring shares of Common Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

All certificates for shares of Common Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange upon which the Common Stock is then listed, and any applicable Federal, state or foreign securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(b) Nothing contained in the Plan shall prevent the Company, or a subsidiary or an affiliate thereof, from adopting other or additional compensation arrangements for their respective employees.

(c) Neither the adoption of the Plan nor the granting of Awards under the Plan shall confer upon any employee any right to continued employment nor shall they interfere in any way with the right of the Company, or a subsidiary or an affiliate thereof, to terminate the employment of any employee at any time.

(d) No later than the date as of which an amount first becomes includible in the gross income of the Participant for income tax purposes with respect to any Award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind which are required by law or applicable regulation to be withheld with respect to such amount. Unless otherwise determined by the Committee, withholding obligations arising from an Award may be settled with Common Stock, including Common Stock that is part of, or is received upon exercise or conversion of, the Award that gives rise to the withholding requirement. In no event shall the Fair Market Value of the shares of Common Stock to be withheld and delivered pursuant to this Section 13(d) to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and its affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settling of withholding obligations with Common Stock.

(e) The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in an Award, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the Federal or state courts of the Commonwealth of Virginia, to resolve any and all issues that may arise out of or relate to the Plan or any related Award.

(f) All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(g) The Plan and all Awards made hereunder shall be interpreted, construed and operated to reflect the intent of the Company that all aspects of the Plan and the Awards shall be interpreted either to be exempt from the provisions of Section 409A of the Code or, to the extent subject to Section 409A of the Code, comply with Section 409A of the Code and any regulations and other guidance thereunder. This Plan may be amended at any time, without the consent of any party, to avoid the application of Section 409A of the Code in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Section 409A of the Code, but the Company shall not be under any obligation to make any such amendment. Nothing in the Plan shall provide a basis for any person to take action against the Company or any affiliate based on matters covered by Section 409A of the Code, including the tax treatment of any amount paid or Award made under the Plan, and neither the Company nor any of its affiliates shall under any circumstances have any liability to any participant or his estate for any taxes, penalties or interest due on amounts paid or payable under the Plan, including taxes, penalties or interest imposed under Section 409A of the Code.

(h) If any provision of the Plan is held invalid or unenforceable, the invalidity or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be enforced and construed as if such provision had not been included.

(i) The Company established the Plan effective August 1, 2012, upon approval of the Plan by Kraft Foods Inc. as the Company's sole shareholder. No Awards shall be made after August 1, 2022, provided that any Awards granted prior to that date may extend beyond it.





Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐

COMPANY #

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

The Board of Directors Recommends a Vote FOR Items 1, 2, 4 and 5, 1 YEAR on Item 3, and AGAINST Item 6.

Item 1: Election of Directors:

		For	Against	Abstain
a.	Abelardo E. Bru	☐	☐	☐
b.	Jeanne P. Jackson	☐	☐	☐
c.	E. Follin Smith	☐	☐	☐

Item 2.	Advisory vote to approve executive compensation.		☐ For	☐ Against	☐ Abstain
Item 3.	Advisory vote on the frequency of an executive compensation vote.	☐ 1 Year	☐ 2 Years	☐ 3 Years	☐ Abstain
Item 4.	Approval of the material terms for performance-based awards under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan.		☐ For	☐ Against	☐ Abstain
Item 5.	Ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 28, 2013**.**		☐ For	☐ Against	☐ Abstain
Item 6.	Shareholder proposal: label genetically engineered products.		☐ For	☐ Against	☐ Abstain

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF PROPERLY SIGNED AND NO DIRECTION IS GIVEN, WILL BE VOTED FOR ITEMS 1, 2, 4 and 5, 1 YEAR ON ITEM 3, AND AGAINST ITEM 6 IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

☐ I will attend the Annual Meeting.

☐ I will bring a guest to the Annual Meeting (one guest allowed).

Date ______________________________

Signature(s) in Box

Please sign exactly as your name(s) appears on proxy card. If joint tenancy owners, each should sign personally. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy card.



KRAFT FOODS GROUP, INC.
ANNUAL MEETING OF SHAREHOLDERS
Wednesday, May 22, 2013

8:30 a.m. CDT

Hyatt Regency O'Hare
9300 Bryn Mawr Avenue
Rosemont, IL 60018

Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, IL 60093

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on May 22, 2013.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2, 4 and 5, "1 YEAR" on Item 3 and "AGAINST" Item 6.

By signing the proxy, you revoke all prior proxies and appoint Kim K. W. Rucker and Phuong Lam and each or either of them with full power of substitution, to vote your shares on the matters shown on the reverse side of this card and any other matters which may come before the Annual Meeting or any postponements or adjournments thereof.

In addition, if you are a current or former Kraft employee and have investments in the Kraft Stock Fund(s) of the Kraft Foods Group, Inc. Thrift/TIP 401(k) Plans, the Kraft Canada Optional Pension Plan, the Kraft Canada Employee Savings Plan, the Kraft Canada Group Registered Retirement Savings Plan, the Mondelēz Global LLC TIP/Thrift 401(k) Plans and/or the Mondelez Canada Inc. Optional Pension Plan(s)/Employee Savings Plan/ Retirement Savings Plan on March 15, 2013, you are directing the plan(s) trustee(s) how to vote the shares allocated to your account(s). If your voting instructions are not received by 11:59 p.m. CDT on May 17, 2013, as described in the Proxy Statement, the trustee(s) will vote the shares allocated to your Kraft Stock Fund account(s) in the same proportion as the respective plan shares for which voting instructions have been received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA).

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your Internet or phone vote authorizes the named proxies to vote your shares
in the same manner as if you marked, signed and returned your proxy card.

		
INTERNET	**PHONE**	**MAIL**
www.eproxy.com/krft	**1-800-560-1965**	
Use the Internet to vote your proxy until 11:59 p.m. (CDT) on Tuesday, May 21, 2013.	Use a touch-tone telephone to vote your proxy until 11:59 p.m. (CDT) on Tuesday, May 21, 2013.	Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.